                        BP AMOCO P.L.C. AND SUBSIDIARIES

                         REPORT OF INDEPENDENT AUDITORS

To: THE BOARD OF DIRECTORS
     BP Amoco p.l.c.

     We have audited the accompanying consolidated balance sheets of BP Amoco p.l.c. as of December 31, 1998, 1997 and 1996, and the related consolidated statements of income, changes in BP Amoco shareholders' interest, total recognized gains and losses, and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedule listed in the Index at Item 19(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     The consolidated financial statements give retroactive effect to the merger of The British Petroleum Company p.l.c. and Amoco Corporation, which has been accounted for as a merger as described in Note 44 to the consolidated financial statements. We did not audit the financial statements of Amoco Corporation, which statements reflect total assets constituting 39% for 1997 and 38% for 1996 of the related consolidated financial statement total, and which reflect net income constituting approximately 33% and 45% of the related consolidated financial statement totals for the years ended December 31, 1997 and 1996, respectively. Those statements, which were prepared in accordance with accounting principles generally accepted in the United States, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for Amoco Corporation for 1997 and 1996 (before the conversion to accounting principles generally accepted in the United Kingdom), is based solely on the report of the other auditors.

     We conducted our audits in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation (including the conversion of the financial statements of Amoco Corporation to accounting principles generally accepted in the United Kingdom). We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BP Amoco p.l.c. at December 31, 1998, 1997 and 1996, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those followed in the United States (see Note 46 of Notes to Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

London, England                                               /s/ ERNST & YOUNG
February 17, 1999                                             ------------------------------------
                                                              Ernst & Young

Except for Note 45
July 7, 1999
--------------------------------------------------------------------------------

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference of our report dated February 17, 1999, with respect to the consolidated financial statements of BP Amoco p.l.c. included in this Annual Report (Form 20-F) for the year ended December 31, 1998 in the following Registration Statements:

     Registration Statement on Form F-3 (File No. 333-9790) of BP Amoco p.l.c.

     Registration Statements on Form F-3 (File Nos. 33-39075 and 33-20338) of BP America Inc. and BP Amoco p.l.c.;

     Registration Statement on Form F-3 (File No. 33-29102) of The Standard Oil Company and BP Amoco p.l.c.; and

     Registration Statements on Form S-8 (File Nos. 33-21868, 333-9020, 333-9798 and 333-79399) of BP Amoco p.l.c.

London, England                                               /s/ ERNST & YOUNG
July 7, 1999                                                  ------------------------------------
                                                              Ernst & Young

                       REPORT OF INDEPENDENT ACCOUNTANTS

To: THE BOARD OF DIRECTORS AND
     Shareholders of Amoco Corporation

     In our opinion, the consolidated statement of financial position and the related consolidated statements of income, shareholders' equity, and cash flows (not presented separately herein) present fairly, in all material respects, the financial position of Amoco Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Amoco Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------------------
Chicago, Illinois
February 24, 1998
--------------------------------------------------------------------------------

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-21868, 333-9020, 333-9798 and 333-79399) of BP
Amoco p.l.c. and in the Prospectuses constituting part of the Registration Statements on Form F-3 (No. 33-39075 and 33-20338) of BP America and BP Amoco p.l.c. and (No. 33-29102) of The Standard Oil Company and BP Amoco p.l.c. and (No. 333-9790) of BP Amoco p.l.c. of our report dated February 24, 1998, appearing in Item 19 of this Annual Report on Form 20-F.

/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------------------
PRICEWATERHOUSECOOPERS LLP
Chicago, Illinois
July 7, 1999

                        BP AMOCO P.L.C. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                   Years ended December 31,
                                                                 -----------------------------
                                                         Note       1998       1997       1996
                                                         ----    -------    -------    -------
                                                                 ($ million, except per share
                                                                           amounts)
TURNOVER..............................................            83,732    108,564    102,064
Less: Joint ventures..................................            15,428     16,804         --
                                                                 -------    -------    -------
GROUP TURNOVER........................................      2     68,304     91,760    102,064
Replacement cost of sales.............................            56,270     73,828     81,832
Production taxes......................................      3        604      1,307      1,611
                                                                 -------    -------    -------
GROSS PROFIT..........................................            11,430     16,625     18,621
Distribution and administration expenses..............      4      6,044      6,742      8,367
Exploration expense...................................               921        962        997
                                                                 -------    -------    -------
                                                                   4,465      8,921      9,257
Other income..........................................      5        709        662        714
                                                                 -------    -------    -------
GROUP REPLACEMENT COST OPERATING PROFIT...............             5,174      9,583      9,971
Share of profits of joint ventures....................               825        544         --
Share of profits of associated undertakings...........               522        556        663
                                                                 -------    -------    -------
TOTAL REPLACEMENT COST OPERATING PROFIT...............             6,521     10,683     10,634
Profit (loss) on sale of businesses...................      6        395        127        127
Profit (loss) on sale of fixed assets.................      6        653        313       (298)
Merger expenses.......................................      6       (198)        --         --
Refinery network rationalization......................      6         --        (47)       (24)
European refining and marketing joint venture
  implementation......................................      6         --       (265)      (267)
                                                                 -------    -------    -------
REPLACEMENT COST PROFIT BEFORE INTEREST AND TAX.......             7,371     10,811     10,172
Inventory holding gains (losses)......................            (1,391)      (939)     1,172
                                                                 -------    -------    -------
HISTORICAL COST PROFIT BEFORE INTEREST AND TAX........             5,980      9,872     11,344
Interest expense......................................      7      1,173      1,032      1,128
                                                                 -------    -------    -------
PROFIT BEFORE TAXATION................................             4,807      8,840     10,216
Taxation..............................................      9      1,520      3,013      2,783
                                                                 -------    -------    -------
PROFIT AFTER TAXATION.................................             3,287      5,827      7,433
Minority shareholders' interest.......................                63        151         13
                                                                 -------    -------    -------
PROFIT FOR THE YEAR*..................................             3,224      5,676      7,420
Dividend requirements on preference shares*...........                 1          1          1
                                                                 -------    -------    -------
PROFIT FOR THE YEAR APPLICABLE TO ORDINARY SHARES*....             3,223      5,675      7,419
                                                                 =======    =======    =======
PROFIT PER ORDINARY SHARE -- CENTS
Basic.................................................     11         34         59         78
Diluted...............................................     11         33         59         77
                                                                 =======    =======    =======
DIVIDENDS PER ORDINARY SHARE -- CENTS.................     10       39.5       36.0       30.4
                                                                 =======    =======    =======
Average number outstanding of 50 cents ordinary shares
  (in millions).......................................             9,596      9,592      9,559
                                                                 =======    =======    =======

------------

* A summary of the adjustments to profit for the year of the Group which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 46.

   The Notes to Financial Statements are an integral part of this Statement.

                        BP AMOCO P.L.C. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                     December 31,
                                                  ---------------------------------------------------
                                           Note        1998              1997              1996
                                           ----   ---------------   ---------------   ---------------
                                                                      ($ million)
FIXED ASSETS
  Intangible assets......................    19             3,037             2,582             2,594
  Tangible assets........................    20            54,880            52,595            55,179
  Investments
     Joint ventures
       Gross assets......................          9,053             9,147                --
       Gross liabilities.................          4,048             3,523                --
                                                  ------            ------            ------
     Net investment......................    21             5,005             5,624                --
     Associated undertakings.............    21             4,162             4,354             3,990
     Other...............................    21               605               398               174
                                                           ------            ------            ------
                                                            9,772            10,376             4,164
                                                           ------            ------            ------
TOTAL FIXED ASSETS.......................                  67,689            65,553            61,937
CURRENT ASSETS
  Inventories............................    22    3,642             4,923             7,652
  Trade receivables......................    23    5,778             7,725            11,352
  Other receivables falling due
     Within one year.....................    23    3,626             3,658             3,330
     After more than one year............    23    3,305             2,998             2,800
  Investments............................    24      470             1,067             1,233
  Cash at bank and in hand...............            405               355               347
                                                  ------            ------            ------
                                                  17,226            20,726            26,714
                                                  ------            ------            ------
CURRENT LIABILITIES -- FALLING DUE WITHIN
  ONE YEAR
  Finance debt...........................    25    2,837             2,856             2,760
  Trade payables.........................    26    5,091             5,854             8,786
  Other accounts payable and accrued
     liabilities.........................    26   10,238            11,817            11,959
                                                  ------            ------            ------
                                                  18,166            20,527            23,505
                                                  ------            ------            ------
NET CURRENT (LIABILITIES) ASSETS.........                    (940)              199             3,209
                                                           ------            ------            ------
TOTAL ASSETS LESS CURRENT LIABILITIES....                  66,749            65,752            65,146
Noncurrent liabilities
  Finance debt...........................    25   10,918            10,021            10,088
  Accounts payable and accrued
     liabilities.........................    26    2,047             2,501             2,789
Provisions for liabilities and charges
  Deferred taxation......................     9    1,632             1,183             1,203
  Other..................................    27    8,468             8,337             8,519
                                                  ------            ------            ------
                                                           23,065            22,042            22,599
                                                           ------            ------            ------
NET ASSETS...............................                  43,684            43,710            42,547
Minority shareholders' interest..........                   1,072             1,100               313
                                                           ------            ------            ------
BP AMOCO SHAREHOLDERS' INTEREST*.........                  42,612            42,610            42,234
                                                           ======            ======            ======
REPRESENTED BY:
Capital shares
  Preference.............................                      21                21                21
  Ordinary...............................                   4,842             4,309             4,361
Paid in surplus..........................    29             3,386             3,777             3,733
Merger reserve...........................    29               697               650               673
Retained earnings........................    30            33,666            33,853            33,446
                                                           ------            ------            ------
                                                           42,612            42,610            42,234
                                                           ======            ======            ======

------------
* A summary of the adjustments to BP Amoco shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 46.

 The Notes to Financial Statements are an integral part of this Balance Sheet.

                        BP AMOCO P.L.C. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                                                       Years ended December 31,
                                                                      --------------------------
                                                              Note      1998      1997      1996
                                                              ----    ------    ------    ------
                                                                             ($ million)
NET CASH INFLOW FROM OPERATING ACTIVITIES...................    31     9,586    15,558    13,679
                                                                      ------    ------    ------
DIVIDENDS FROM JOINT VENTURES...............................             544       190        --
DIVIDENDS FROM ASSOCIATED UNDERTAKINGS......................             422       551       476
                                                                      ------    ------    ------
SERVICING OF FINANCE AND RETURNS ON INVESTMENTS
Interest received...........................................             223       243       199
Interest paid...............................................            (961)     (911)   (1,109)
Dividends received..........................................              43        13        30
Dividends paid to minority shareholders.....................            (130)       --        --
                                                                      ------    ------    ------
NET CASH OUTFLOW FROM SERVICING OF FINANCE AND RETURNS ON
  INVESTMENTS...............................................            (825)     (655)     (880)
                                                                      ------    ------    ------
TAXATION
UK corporation tax..........................................            (391)     (500)     (450)
Overseas tax................................................          (1,314)   (1,773)   (1,981)
                                                                      ------    ------    ------
TAX PAID....................................................          (1,705)   (2,273)   (2,431)
                                                                      ------    ------    ------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Payments for fixed assets...................................          (8,431)   (8,600)   (8,924)
Purchase of shares for employee share schemes...............            (254)     (300)      (14)
Proceeds from the sale of fixed assets......................    18     1,387     1,468       973
                                                                      ------    ------    ------
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND FINANCIAL
  INVESTMENT................................................          (7,298)   (7,432)   (7,965)
                                                                      ------    ------    ------
ACQUISITIONS AND DISPOSALS
Investments in associated undertakings......................            (396)   (1,021)     (383)
Acquisitions................................................    17      (314)       --      (535)
Net investment in joint ventures............................             708    (1,967)       --
Proceeds from the sale of businesses........................    18       780       364       827
                                                                      ------    ------    ------
NET CASH INFLOW (OUTFLOW) FOR ACQUISITIONS AND DISPOSALS....             778    (2,624)      (91)
                                                                      ------    ------    ------
EQUITY DIVIDENDS PAID.......................................          (2,408)   (2,437)   (2,411)
                                                                      ------    ------    ------
NET CASH INFLOW (OUTFLOW)...................................            (906)      878       377
                                                                      ======    ======    ======
FINANCING...................................................    31      (377)    1,012       828
MANAGEMENT OF LIQUID RESOURCES..............................    31      (596)     (167)     (147)
INCREASE (DECREASE) IN CASH.................................    31        67        33      (304)
                                                                      ------    ------    ------
                                                                        (906)      878       377
                                                                      ======    ======    ======

--------------------------------------------------------------------------------

                 STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                                         Years ended December 31,
                                                                        --------------------------
                                                                          1998      1997      1996
                                                                        ------    ------    ------
                                                                               ($ million)
PROFIT FOR THE YEAR.........................................             3,224     5,676     7,420
Currency translation differences............................                55    (1,587)      367
                                                                        ------    ------    ------
TOTAL RECOGNIZED GAINS AND LOSSES RELATING TO THE YEAR......             3,279     4,089     7,787
Prior year adjustment -- change in accounting policy........               862        --        --
                                                                        ------    ------    ------
Total recognized gains and losses...........................             4,141     4,089     7,787
                                                                        ======    ======    ======

------------

For a cash flow statement and a statement of comprehensive income prepared on the basis of US GAAP see Note 46 -- US generally accepted accounting principles.
--------------------------------------------------------------------------------

  The Notes to Financial Statements are an integral part of these Statements.

                        BP AMOCO P.L.C. AND SUBSIDIARIES
            STATEMENT OF CHANGES IN BP AMOCO SHAREHOLDERS' INTEREST

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     During 1998 the parent company's authorized share capital of L2,000 million was redenominated and increased to 12 billion ordinary shares of 50 cents each amounting to $6 billion plus preference shares of L12,750,000 ($21 million). On December 31, 1998, the parent company issued 3,797,071,800 ordinary shares to Amoco shareholders on completion of the BP/Amoco merger and also during the year 110,285,094 ordinary shares were issued under the share dividend plan by capitalization of the share premium account and 13,069,529 ordinary shares were issued under employee share schemes. The authorized ordinary share capital of The British Petroleum Co. p.l.c. at December 31, 1997 and 1996 was 7,949,000,000 ordinary shares of 25 pence each.

     The share capital at December 31, was as follows:

                                                                 Shares
                                                       ---------------------------
                                                           Authorized       Issued       Amount
                                                       --------------   ----------   ----------
                                                                                         ($
                                                                                      million)
NON-EQUITY -- PREFERENCE SHARES
8% (now 5.6% + tax credit) cumulative first
  preference shares of L1 each at December 31, 1998,
  1997 and 1996.....................................        7,250,000    7,232,838           12
                                                       ==============   ==========   ==========
9% (now 6.3% + tax credit) cumulative second
  preference shares of L1 each at December 31, 1998,
  1997 and 1996.....................................        5,500,000    5,473,414            9
                                                       ==============   ==========   ==========
EQUITY -- ORDINARY SHARES OF 50 CENTS EACH
  Authorized
  December 31, 1998.................................   12,000,000,000
                                                       ==============

                                                             Years ended December 31,
                                       ---------------------------------------------------------------------
                                               1998                    1997                    1996
                                       ---------------------   ---------------------   ---------------------
                                          Shares      Amount      Shares      Amount      Shares      Amount
Issued                                 ---------   ---------   ---------   ---------   ---------   ---------
                                       (thousands)        ($   (thousands)        ($   (thousands)        ($
                                                    million)                million)                million)
  January 1..........................  9,597,793       4,309   9,598,573       4,361   9,516,786       4,144
  Employee share schemes -- Amoco....     16,763           8      15,209           8      10,556           5
  Employee share schemes -- BP.......     13,070           5      25,198          10      20,007           8
  Share dividend plan -- BP..........    110,285          46      87,179          36      54,849          22
  Share repurchases -- Amoco.........    (54,901)        (27)   (128,366)        (64)     (3,625)         (2)
  Redenomination of BP shares into US
     dollars.........................         --         484          --          --          --          --
  Exchange adjustment................         --          17          --         (42)         --         184
                                       ---------   ---------   ---------   ---------   ---------   ---------
  December 31........................  9,683,010       4,842   9,597,793       4,309   9,598,573       4,361
                                       =========   =========   =========   =========   =========   =========
PAID IN SURPLUS
  January 1..........................                  3,777                   3,733                   3,348
  Premium on shares issued:
     Employee share schemes -- BP....                    117                     144                     120
     Share dividend plan -- BP (a)...                    (46)                    (36)                    (22)
  Exchange adjustment................                     22                     (64)                    287
  Redenomination of BP shares into US
     dollars.........................                   (484)                     --                      --
                                                   ---------               ---------               ---------
  December 31........................                  3,386                   3,777                   3,733
                                                   =========               =========               =========

   The Notes to Financial Statements are an integral part of this Statement.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

      STATEMENT OF CHANGES IN BP AMOCO SHAREHOLDERS' INTEREST (CONCLUDED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
MERGER RESERVE
  January 1.................................................        650        673        620
  Employee share schemes -- Amoco...........................         97         92         53
  Share repurchases -- Amoco................................        (50)      (115)        --
                                                                -------    -------    -------
  December 31...............................................        697        650        673
                                                                =======    =======    =======
RETAINED EARNINGS
  January 1.................................................     33,853     33,446     28,756
  Profit for the year.......................................      3,224      5,676      7,420
  Exchange adjustment.......................................         16     (1,481)      (104)
  Share repurchase -- Amoco.................................       (507)    (1,243)       (36)
  Dividends (c)
     Preference (non-equity)................................         (1)        (1)        (1)
     Ordinary (equity)......................................     (4,120)    (3,451)    (3,006)
  Qualifying Employee Share Ownership Trust (d).............        (42)        --         --
  Share dividend plan.......................................      1,243        907        417
                                                                -------    -------    -------
  December 31...............................................     33,666     33,853     33,446
                                                                =======    =======    =======

------------

(a)  During 1998, 110,285,094 Ordinary Shares (1997, 87,179,495 and 1996,
     54,848,723) were issued under the share dividend plan at par value, by capitalization of paid in surplus.

(b) On a show-of-hands vote on an ordinary resolution at a general meeting, shareholders present in person or by proxy have one vote each. Special resolutions are voted on by poll. On a poll, shareholders present in person or by proxy have two votes for every L5 in nominal amount of the first and second preference shares held and one vote for every ordinary share held.

(c)  See Note 10 -- Dividends.

(d) See Note 33 -- Employee share schemes.

(e) See Note 30 -- Retained earnings.

   The Notes to Financial Statements are an integral part of this Statement.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 1 -- ACCOUNTING POLICIES

     ACCOUNTING STANDARDS

     The accounts are prepared in accordance with applicable UK accounting standards.

     The financial information for 1998 has been restated to comply with the requirements of Financial Reporting Standard No. 12 "Provisions, Contingent Liabilities and Contingent Assets" (FRS12). See Note 45 for further information. Comparative figures have been restated in accordance with the revised presentation.

     In addition the financial information for 1997 and 1996 has been restated to comply with the requirements of Financial Reporting Standard No. 9 "Associates and Joint Ventures" (FRS9). See Note 43 for further information. The restatement has had no effect on the profit for the year and net assets.

     BASIS OF PREPARATION

     The Group's main activities are the exploration and production of crude oil and natural gas; the refining, marketing, supply and transportation of petroleum products; and the manufacturing and marketing of petrochemicals.

     The preparation of financial statements in conformity with UK generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses; and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

     MERGER ACCOUNTING

     The financial statements have been prepared using the merger method of accounting in relation to the merger of BP and Amoco. Under merger accounting, the results and cash flows of BP and Amoco are combined from the beginning of the financial period in which the merger of BP and Amoco occurred and their assets and liabilities combined at the amounts at which they were previously recorded after adjusting to achieve consistency of accounting policies. Income statement, balance sheet and cash flow comparatives are restated on the combined basis. See Note 44 for further information.

     GROUP CONSOLIDATION

     The Group financial statements comprise a consolidation of the accounts of the parent company and its subsidiary undertakings (subsidiaries). The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes.

     An associated undertaking (associate) is an entity in which the Group has a long term equity interest and over which it exercises significant influence. The consolidated financial statements include the Group proportion of the operating profit or loss, exceptional items, inventory holding gains or losses, interest expense, taxation and net assets of associates (the equity method).

     A joint venture is an entity in which the Group has a long-term interest and shares control with one or more co-venturers. The consolidated financial statements include the Group proportion of turnover, operating profit or loss, exceptional items, inventory holding gains or losses, interest expense, taxation, gross assets and gross liabilities of the joint venture (the gross equity method).

     Certain of the Group's activities are conducted through joint arrangements and are included in the consolidated financial statements in proportion to the Group's interest in the income, expenses, assets and liabilities of these joint arrangements.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 1 -- ACCOUNTING POLICIES (CONTINUED)

     GROUP CONSOLIDATION (CONCLUDED)
     On the acquisition of a subsidiary, or of an interest in a joint venture or associated undertaking, fair values reflecting conditions at the date of acquisition are attributed to the identifiable net assets acquired. When the cost of acquisition exceeds the fair values attributable to the Group's share of such net assets the difference is treated as purchased goodwill. This is capitalized and amortized over its estimated useful economic life, limited to a maximum period of 20 years.

     ACCOUNTING CONVENTION

     The accounts are prepared under the historical cost convention. Historical cost accounts show the profits available to shareholders and are the most appropriate basis for presentation of the Group's balance sheet. Profit or loss determined under the historical cost convention includes inventory holding gains or losses and, as a consequence, does not necessarily reflect underlying trading results.

     REPLACEMENT COST

     The results of individual businesses and geographical areas are presented on a replacement cost basis. Replacement cost operating results exclude inventory holding gains or losses and reflect the average cost of supplies incurred during the year, and thus provide insight into underlying trading results. Inventory holding gains or losses represent the difference between the replacement cost of sales and the historical cost of sales calculated using the first-in first-out method.

     INVENTORY VALUATION

     Inventories are valued at cost to the Group using the first-in first-out method or at net realizable value, whichever is the lower. Stores are stated at or below cost calculated mainly using the average method.

     FOREIGN CURRENCIES

     On consolidation, assets and liabilities of subsidiary undertakings are translated into US dollars at closing rates of exchange. Income and cash flow statements are translated at average rates of exchange.

     Exchange differences resulting from the retranslation of net investments in subsidiary and associated undertakings at closing rates, together with differences between income statements translated at average rates and at closing rates, are dealt with in retained earnings. Exchange gains and losses arising on long-term foreign currency borrowings used to finance the Group's foreign currency investments are also dealt with in retained earnings. All other exchange gains or losses on settlement or translation at closing rates of exchange of monetary assets and liabilities are included in the determination of profit for the year.

     DERIVATIVE FINANCIAL INSTRUMENTS

     The Group is a party to derivative financial instruments (derivatives) primarily to manage exposures to fluctuations in foreign currency exchange rates and interest rates, and to manage some of its margin exposure from changes in oil and natural gas prices.

     All derivatives which are held for trading purposes and all oil price derivatives held for risk management purposes are marked to market and all gains and losses recognized in the income statement.

     Interest rate swap agreements, swaptions and futures contracts are used to manage interest rate exposures. Amounts payable or receivable in respect of these derivatives are recognized as adjustments to interest expense over the period of the contracts.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 1 -- ACCOUNTING POLICIES (CONTINUED)

     DERIVATIVE FINANCIAL INSTRUMENTS (CONCLUDED)
     As part of exchange rate risk management, foreign currency swap agreements and forward contracts are used to convert non-US dollar borrowings into US dollars. Gains and losses on these derivatives are deferred and recognized on maturity of the underlying debt, together with the matching loss or gain on the debt. Foreign currency forward contracts and options are used to hedge significant non-US dollar firm commitments or anticipated transactions. Gains and losses on these contracts and option premia paid are also deferred and recognized in the income statement or as adjustments to carrying amounts, as appropriate, when the hedged transaction occurs.

     EXPLORATION EXPENDITURE

     Exploration expenditure is accounted for in accordance with the successful efforts method. Exploration and appraisal drilling expenditure is initially capitalized as an intangible fixed asset. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is transferred to tangible production assets. All exploration expenditure determined as unsuccessful is charged against income. Exploration license acquisition costs are amortized over the estimated period of exploration. Geological and geophysical exploration costs are charged against income as incurred.

     DEPRECIATION

     Oil and gas production assets are depreciated using a unit-of-production method based upon estimated proved reserves. Other tangible and intangible assets are depreciated on the straight line method over their estimated useful lives. The average estimated useful lives of refineries are 20 years, chemicals manufacturing plants are 20 years and service stations 15 years. Other intangibles are amortized over a maximum period of 20 years.

     The Group undertakes a review for impairment of a fixed asset or goodwill if events or changes in circumstances indicate that the carrying amount of the fixed asset or goodwill may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realizable value and value in use, the fixed asset or goodwill is written down to its recoverable amount. The value in use is determined from estimated discounted future net cash flows.

     DECOMMISSIONING

     Provision for decommissioning is recognized in full at the commencement of oil and natural gas production. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding tangible fixed asset is also created of an amount equivalent to the provision. This is subsequently depreciated as part of the capital costs of the production and transportation facilities. Any changes in the present value of the estimated expenditure is reflected as an adjustment to the provision and the fixed asset.

     PETROLEUM REVENUE TAX

     The charge for petroleum revenue tax is calculated using a unit-of-production method.

     CHANGES IN UNIT-OF-PRODUCTION FACTORS

     Changes in factors which affect unit-of-production calculations are dealt with prospectively, not by immediate adjustment of prior years' amounts.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 1 -- ACCOUNTING POLICIES (CONCLUDED)
     ENVIRONMENTAL LIABILITIES

     Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future earnings are expensed.

     Liabilities for environmental costs are recognized when environmental assessments or clean-ups are probable and the associated costs can be reasonably estimated. Generally, the timing of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

     LEASES

     Assets held under leases which result in Group companies receiving substantially all risks and rewards of ownership (capital leases) are capitalized as tangible fixed assets at the estimated present value of underlying lease payments. The corresponding capital lease obligation is included with borrowings. Rentals under operating leases are charged against income as incurred.

     RESEARCH

     Expenditure on research is written off in the year in which it is incurred.

     INTEREST

     Interest is capitalized gross during the period of construction where it relates either to the financing of major projects with long periods of development or to dedicated financing of other projects. All other interest is charged against income.

     PENSIONS AND OTHER POSTRETIREMENT BENEFITS

     The cost of providing pensions and other postretirement benefits is charged to income on a systematic basis, with pension surpluses and deficits amortized over the average expected remaining service lives of current employees. The difference between the amounts charged to income and the contributions made to pension plans is included within other provisions or debtors as appropriate. The amounts accrued for other postretirement benefits and unfunded pension liabilities are included within other provisions.

     DEFERRED TAXATION

     Deferred taxation is calculated, using the liability method, in respect of timing differences arising primarily from the difference between the accounting and tax treatments of both depreciation and petroleum revenue tax. Provision is made or recovery anticipated where timing differences are expected to reverse in the foreseeable future.

     DISCOUNTING

     The unwinding of the discount on provisions is included with interest expense.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 2 -- TURNOVER

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Sales and operating revenue.................................     76,448    100,913    128,325
Customs duties and sales taxes..............................      8,144      9,153     26,261
                                                                -------    -------    -------
                                                                 68,304     91,760    102,064
                                                                =======    =======    =======

NOTE 3 -- PRODUCTION TAXES

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
UK petroleum revenue tax....................................         45        306        480
Overseas production taxes...................................        559      1,001      1,131
                                                                -------    -------    -------
                                                                    604      1,307      1,611
                                                                =======    =======    =======

NOTE 4 -- DISTRIBUTION AND ADMINISTRATION EXPENSES

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Distribution................................................      4,714      5,178      6,927
Administration..............................................      1,330      1,564      1,440
                                                                -------    -------    -------
                                                                  6,044      6,742      8,367
                                                                =======    =======    =======

NOTE 5 -- OTHER INCOME

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Income from other fixed asset investments...................         74        101        173
Other interest and miscellaneous income.....................        635        561        541
                                                                -------    -------    -------
                                                                    709        662        714
                                                                =======    =======    =======
Income from investments publicly traded included above......         --          2          3
                                                                -------    -------    -------

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 6 -- EXCEPTIONAL ITEMS

     Exceptional items comprise profit (loss) on sale of businesses and fixed assets, merger expenses, refinery network rationalization costs and European refining and marketing joint venture implementation costs as follows:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Profit (loss) on sale of businesses
-- Group....................................................        310        250        127
-- Joint ventures...........................................         85       (123)        --
Profit (loss) on sale of fixed assets -- Group..............        653        313       (298)
                                                                -------    -------    -------
                                                                  1,048        440       (171)
Merger expenses -- Group....................................       (198)        --         --
Refinery network rationalization -- Group...................         --        (47)       (24)
European refining and marketing joint venture
  implementation -- Group...................................         --       (265)      (267)
                                                                -------    -------    -------
Exceptional items...........................................        850        128       (462)
Taxation credit (charge):
Sale of businesses..........................................        (36)        (7)       (92)
Sale of fixed assets........................................       (185)      (208)        52
Merger expenses.............................................         23         --         --
Refinery network rationalization............................         --         24         25
European refining and marketing joint venture
  implementation............................................         --         53         57
                                                                -------    -------    -------
Exceptional items, net of tax...............................        652        (10)      (420)
Minority shareholders interest (MSI)........................         --         --          6
                                                                -------    -------    -------
                                                                    652        (10)      (414)
                                                                =======    =======    =======

SALES OF BUSINESSES AND FIXED ASSETS

     The principal sales of businesses and fixed assets during 1998 were exploration and production properties in the USA and Papua New Guinea, the refinery in Lima, Ohio, the sale and leaseback of the Amoco building in Chicago, Illinois the retail network in the Czech Republic, the Adibis fuel additives business and a speciality chemicals distribution business. The profit on sale of businesses by joint ventures relates mainly to the disposal by the BP/Mobil joint venture of its retail network in Belgium.

     The major element of the profit in 1997 comprised the sale of US exploration and production properties and an intrastate natural gas pipeline unit in Texas. The loss on sale of businesses by joint ventures related principally to the costs of the BP/Mobil joint venture terminating base oil manufacturing operations at Llandarcy in the UK.

     The 1996 loss comprises the sale of the polystyrene foam products and Carborundum businesses, the BP America office building in Cleveland, Ohio, certain Canadian exploration and production properties, the Group's interest in the undeveloped Ross field in the North Sea and the floating production storage vessel Seillean.

     Additional information on the sale of businesses and fixed assets is given in Note 18 -- Disposals.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 6 -- EXCEPTIONAL ITEMS (CONCLUDED)
MERGER EXPENSES

     BP Amoco incurred fees and expenses of $198 million in connection with the merger. These costs relate principally to investment banking fees as well as legal, accounting and regulatory filing fees.

REFINERY NETWORK RATIONALIZATION

     The net charge for refinery network rationalization in 1997 of $47 million (1996 $24 million) represents the balance of the costs associated with the rationalization of the BP Amoco Group's international refining system announced in 1995.

EUROPEAN REFINING AND MARKETING JOINT VENTURE IMPLEMENTATION

     The one-off costs associated with the setting up of the European refining and marketing joint venture with Mobil were $265 million in 1997 and $267 million in 1996. These costs include $265 million (1996 $226 million) which represents the BP Amoco Group's share of charges for severance, restructuring, rebranding and other implementation charges and in 1996, $41 million of own costs of asset write-downs and professional fees.

NOTE 7 -- INTEREST EXPENSE

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Bank loans and overdrafts...................................        158        188        170
Other loans.................................................        762        651        765
Capital leases..............................................         90        102         82
Accretion of discount on provisions.........................        120        124        124
                                                                -------    -------    -------
                                                                  1,130      1,065      1,141
Capitalized.................................................        119        116         81
                                                                -------    -------    -------
Group.......................................................      1,011        949      1,060
Joint ventures..............................................         54         --         --
Associated undertakings.....................................        108         83         68
                                                                -------    -------    -------
Total charged against profit................................      1,173      1,032      1,128
                                                                =======    =======    =======

     Interest expense for 1996 included net charges of $75 million relating to early redemption of debt.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 8 -- DEPRECIATION AND AMOUNTS PROVIDED

     Included in the income statement under the following headings:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Depreciation:
  Replacement cost of sales.................................      4,666      4,631      4,680
  Distribution..............................................        335        390        640
  Administration............................................        100         88        101
  Exceptional items.........................................         --          8          5
                                                                -------    -------    -------
                                                                  5,101      5,117      5,426
                                                                =======    =======    =======
Depreciation of capitalized leased assets included above....         71         76         90
                                                                -------    -------    -------
Amounts provided against fixed asset investments:
  Replacement cost of sales.................................        200         --         --
                                                                =======    =======    =======

     The charge for depreciation, within replacement cost of sales, in 1998 includes $104 million for the impairment of the Opon field and $110 million for the adjacent power plant in Colombia and $61 million for the write-down of various other oil and natural gas properties. The impairment of the Opon field reflected lower than anticipated natural gas production and related reserve estimates. The charge also reflected impairment of the adjacent power plant because of the unavailability of an economic fuel supply. The Opon field and adjacent power plant were written down to their respective scrap values.

     As a result of increased economic uncertainty in Russia, the Group has written down the carrying value of its investment in A O Sidanco by $200 million.

     In assessing the value in use of impaired assets, a real discount rate of 7% has been used.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 9 -- TAXATION

CHARGE FOR TAXATION

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
United Kingdom corporation tax:
  Current at 31% (1997 at 31.5% and 1996 at 33%)............      1,325      1,329      1,353
  Overseas tax relief.......................................       (566)      (777)      (624)
                                                                -------    -------    -------
                                                                    759        552        729
  Deferred at 31% (1997 at 31.5% and 1996 at 33%)...........       (188)       217         32
                                                                -------    -------    -------
                                                                    571        769        761
  Advance corporation tax...................................        (76)      (116)      (188)
                                                                -------    -------    -------
                                                                    495        653        573
                                                                -------    -------    -------
Overseas:
  Current...................................................        896      2,247      1,999
  Deferred..................................................         (4)         7         80
  Joint ventures............................................        (15)        --         --
  Associated undertakings...................................        148        106        131
                                                                -------    -------    -------
                                                                  1,025      2,360      2,210
                                                                -------    -------    -------
Taxation charge for the year................................      1,520      3,013      2,783
                                                                =======    =======    =======

     Included in the charge for the year is a charge of $198 million (1997 $138 million charge and 1996 $42 million credit) relating to exceptional items.

PROVISIONS FOR DEFERRED TAXATION

                                                                             Gross potential
                                                          Provisions            liability
                                                      ------------------    ------------------
                                                              Years ended December 31,
                                                      ----------------------------------------
                                                         1998       1997       1998       1997
                                                      -------    -------    -------    -------
                                                                    ($ million)
Analysis of movements during the year:
  At January 1....................................      1,183      1,203      5,817      5,824
  Exchange adjustments............................         37        (52)        20       (165)
  Charge (credit) for the year....................       (192)       224        177        350
  Deletions/transfers.............................        604       (192)       604       (192)
                                                      -------    -------    -------    -------
  At December 31..................................      1,632      1,183      6,618      5,817
                                                      =======    =======    =======    =======
  of which -- United Kingdom......................        927        499      1,577      1,185
            -- Overseas...........................        705        684      5,041      4,632
                                                      =======    =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 9 -- TAXATION (CONTINUED)

                                          Provisions                Gross potential Liability
                                 -----------------------------    -----------------------------
                                                          December 31,
                                 --------------------------------------------------------------
                                    1998       1997       1996       1998       1997       1996
                                 -------    -------    -------    -------    -------    -------
                                                          ($ million)
Analysis of provision:
  Depreciation...............      2,413      2,492      2,591      9,905      9,903      9,837
  Petroleum revenue tax......       (420)      (484)      (602)      (420)      (484)      (602)
  Other timing differences...       (328)      (176)      (309)    (2,834)    (2,877)    (2,755)
  Advance corporation tax....        (33)      (649)      (477)       (33)      (725)      (656)
                                 -------    -------    -------    -------    -------    -------
                                   1,632      1,183      1,203      6,618      5,817      5,824
                                 =======    =======    =======    =======    =======    =======

     If provision for deferred taxation had been made on the basis of the gross potential liability, the taxation charge for the year would have been increased (decreased) as follows:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
United Kingdom..............................................        (40)        83        180
Overseas....................................................        409         43        191
                                                                -------    -------    -------
                                                                    369        126        371
                                                                =======    =======    =======

     Deferred taxation is not generally provided in respect of liabilities which may arise on the distribution of accumulated reserves of overseas subsidiaries, joint ventures and associates.

RECONCILIATION OF THE UK STATUTORY TAX RATE TO THE EFFECTIVE TAX RATE OF THE GROUP ON REPLACEMENT COST PROFIT BEFORE EXCEPTIONAL ITEMS

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                             (%)
United Kingdom statutory tax rate...........................         31         31         33
Increase (decrease) resulting from:
  Current year timing differences not provided (including
     prior year loss utilization)...........................         (6)        (4)        (6)
  Tax credits...............................................         (2)        (2)        (2)
  Overseas taxes at higher rates............................          4          4          3
  Inventory holding gains taxed (losses relieved)...........         (3)        (1)         1
  Advance corporation tax...................................         (1)        (1)        (2)
  Other.....................................................          2          3          3
                                                                -------    -------    -------
  Effective tax rate on replacement cost profit before
     exceptional items......................................         25         30         30
                                                                =======    =======    =======

     Further information presented in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 109 -- 'Accounting For Income Taxes' is set out below.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 9 -- TAXATION (CONCLUDED)
EFFECTIVE TAX RATE

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Analysis of profit before taxation:
United Kingdom..............................................      2,269      3,305      3,273
Overseas....................................................      2,538      5,535      6,943
                                                                -------    -------    -------
                                                                  4,807      8,840     10,216
                                                                =======    =======    =======
Taxation....................................................      1,520      3,013      2,783
                                                                =======    =======    =======
Effective tax rate..........................................        32%        34%        27%
                                                                =======    =======    =======

     The following relates the United Kingdom statutory tax rate to the effective tax rate of the Group based on profit before taxation:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                             (%)
United Kingdom statutory tax rate...........................         31         31         33
Increase (decrease) resulting from:
  Current year timing differences not provided..............        (12)        (3)        (3)
  (Use of losses brought forward) losses unrelieved.........          5         (2)        (2)
  Overseas taxes at higher rates............................          7          6          3
  Tax credits...............................................         (2)        (2)        (2)
  Advance corporation tax...................................         (2)        (1)        (2)
  Amortization of purchase price allocation.................          1          1          1
  Inventory (gains not taxed) losses unrelieved.............          5          2         (4)
  Other differences.........................................         (1)         2          3
                                                                -------    -------    -------
Effective tax rate..........................................         32         34         27
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 10 -- DIVIDENDS

                                                         Years ended December 31,
                                   ---------------------------------------------------------------------
                                    1998    1997    1996    1998    1997    1996    1998    1997    1996
                                   -----   -----   -----   -----   -----   -----   -----   -----   -----
                                     (pence per share)       (cents per share)          ($ million)
BP
Preference dividends
  (non-equity)...................                                                      1       1       1
Dividends per ordinary share:
  First quarterly................   5.75    5.25    4.25     9.5     8.6     6.6     551     490     373
  Second quarterly...............   6.00    5.50    5.00    10.0     9.0     7.8     579     517     438
  Third quarterly................   6.00    5.50    5.00    10.0     9.0     7.8     584     519     443
  Fourth quarterly...............     --    5.75    5.25      --     9.4     8.2      --     543     465
                                   -----   -----   -----   -----   -----   -----   -----   -----   -----
                                   17.75   22.00   19.50    29.5    36.0    30.4   1,715   2,070   1,720
                                   -----   -----   -----   -----   -----   -----   -----   -----   -----
AMOCO
Dividends per common stock:
  First quarterly................                           37.5    35.0    32.5     362     345     312
  Second quarterly...............                           37.5    35.0    32.5     360     349     323
  Third quarterly................                           37.5    35.0    32.5     358     344     323
  Fourth quarterly...............                           37.5    35.0    32.5     358     344     329
                                                           -----   -----   -----   -----   -----   -----
                                                           150.0   140.0   130.0   1,438   1,382   1,287
                                                           -----   -----   -----   -----   -----   -----
BP AMOCO
Dividend per ordinary share:
  Fourth quarterly...............  6.119      --      --    10.0      --      --     968      --      --
                                   -----   -----   -----   -----   -----   -----   -----   -----   -----
TOTAL GROUP......................                                                  4,121   3,452   3,007
                                                                                   =====   =====   =====

     On an ordinary share equivalent basis, the Amoco quarterly dividends for 1998 were 9.4 cents (1997 8.8 cents and 1996 8.2 cents)

NOTE 11 -- PROFIT PER ORDINARY SHARE

     The calculation of basic earnings per ordinary share is based on the profit attributable to ordinary shareholders i.e. profit for the year less preference dividends, related to the weighted average number of ordinary shares in issue during the year. The weighted average number of shares includes the weighted average number of Amoco common stock multiplied by the conversion ratio of 3.97:1. The profit attributable to ordinary shareholders is $3,223 million (1997 $5,675 million and 1996 $7,419 million). The average number of shares outstanding excludes the shares held by the Employee Share Ownership Plans.

     For BP Amoco, the calculation of diluted earnings per share is based on profit attributable to ordinary shareholders as for basic earnings per share. However, the number of shares outstanding is adjusted to show the potential dilution if employee share options are converted into ordinary shares. The number of ordinary shares outstanding for basic and diluted earnings per share may be reconciled as follows:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         (millions)
Weighted average number of ordinary shares..................      9,596      9,592      9,559
Ordinary shares issuable under employee share schemes.......         42         49         43
                                                                -------    -------    -------
                                                                  9,638      9,641      9,602
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 11 -- PROFIT PER ORDINARY SHARE (CONCLUDED)
     In addition to basic earnings per share based on the historical cost profit for the year, a further measure, based on replacement cost profit before exceptional items, is provided as it is considered that this measure gives an indication of underlying performance.

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                      (cents per share)
Profit for the year.........................................         34         59         78
Inventory holding (gains) losses............................         14         10        (12)
                                                                -------    -------    -------
Replacement cost profit for the year........................         48         69         66
Exceptional items, net of tax...............................         (7)        --          4
                                                                -------    -------    -------
Replacement cost profit before exceptional items............         41         69         70
                                                                =======    =======    =======

NOTE 12 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                              Historical cost               Profit per
                                                    Group       profit before                 ordinary
                                                 turnover    interest and tax     Profit         share
                                                 --------    ----------------    -------    ----------
                                                               ($ million)                     (cents)
Year ended December 31, 1998
First quarter................................     17,863                1,376        640             7
Second quarter...............................     17,262                1,845        992            10
Third quarter................................     17,346                2,279      1,579            17
Fourth quarter...............................     15,833                  480         13            --
                                                 -------     ----------------    -------    ----------
Total........................................     68,304                5,980      3,224            34
                                                 =======     ================    =======    ==========
Year ended December 31, 1997
First quarter................................     24,875                2,427      1,361            14
Second quarter...............................     22,374                2,455      1,377            14
Third quarter................................     22,054                2,722      1,696            18
Fourth quarter...............................     22,457                2,268      1,242            13
                                                 -------     ----------------    -------    ----------
Total........................................     91,760                9,872      5,676            59
                                                 =======     ================    =======    ==========

NOTE 13 -- RENTAL EXPENSE UNDER OPERATING LEASES

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Minimum rentals:
  Tanker charters...........................................        396        447        441
  Plant and machinery.......................................        429        335        386
  Land and buildings........................................        315        268        364
                                                                -------    -------    -------
                                                                  1,140      1,050      1,191
Less: Rentals from sub-leases...............................       (105)       (99)      (131)
                                                                -------    -------    -------
                                                                  1,035        951      1,060
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 14 -- RESEARCH AND DEVELOPMENT

     Expenditure on research and development amounted to $412 million (1997 $382 million and 1996 $369 million).

NOTE 15 -- AUDITORS' REMUNERATION

                                                                 Years ended December 31,
                                                       ---------------------------------------------
                                                           1998            1997            1996
                                                       -------------   -------------   -------------
                                                          UK   Total      UK   Total      UK   Total
                                                       -----   -----   -----   -----   -----   -----
                                                                        ($ million)
Audit fees -- Ernst & Young:
  Group audit........................................    5.8    12.1     3.9     8.9     4.1     8.4
  Local statutory audit and quarterly review.........    0.8     5.1     0.7     4.2     0.6     4.2
                                                       -----   -----   -----   -----   -----   -----
                                                         6.6    17.2     4.6    13.1     4.7    12.6
                                                       =====   =====   =====   =====   =====   =====
Audit fees -- PricewaterhouseCoopers LLP:
  Group audit........................................    0.1     2.7     0.1     2.8     0.1     2.6
  Local statutory audit and quarterly review.........    0.2     0.9     0.2     1.1     0.1     1.3
                                                       -----   -----   -----   -----   -----   -----
                                                         0.3     3.6     0.3     3.9     0.2     3.9
                                                       =====   =====   =====   =====   =====   =====
Total Group..........................................    6.9    20.8     4.9    17.0     4.9    16.5
                                                       =====   =====   =====   =====   =====   =====
Fees for other services -- Ernst & Young:
  Sales of businesses and merger transaction fees....    3.5     3.5     1.5     1.5     1.6     2.3
  Consultancy, tax and other advisory services.......    5.2    21.7     3.4    16.3     4.0    18.1
                                                       -----   -----   -----   -----   -----   -----
                                                         8.7    25.2     4.9    17.8     5.6    20.4
                                                       =====   =====   =====   =====   =====   =====

     Fees to major firms of accountants other than Ernst & Young for non-audit services amounted to $181 million (1997 $175 million and 1996 $102 million).

NOTE 16 -- CURRENCY EXCHANGE GAINS AND LOSSES

     Accounted net foreign currency exchange losses included in the determination of profit for the year amounted to $23 million (1997 $126 million loss and 1996 $11 million profit).

NOTE 17 -- ACQUISITIONS

     During 1998 the Group acquired Styrenix Kunststoffe, a plastics business based in Germany and a number of minor refining and marketing businesses. In 1997 BP Amoco and Shell Oil completed the formation of Altura Energy, a partnership combining their oil and gas interests in west Texas and southeast New Mexico, USA, Altura Energy is consolidated within these accounts. In 1996 BP Amoco acquired the alpha-olefins and related businesses of Albemarle Corporation for $535 million.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 17 -- ACQUISITIONS (CONCLUDED)
     The cost of acquisitions in the Group cash flow statement comprises:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Goodwill....................................................         38         --         --
Other intangible assets.....................................          1         --         --
Tangible assets.............................................        194        810        395
Fixed assets -- investments.................................         71         --         --
Working capital.............................................         27         25        140
MSI.........................................................         --       (835)        --
                                                                -------    -------    -------
                                                                    331         --        535
Finance debt................................................        (17)        --         --
                                                                -------    -------    -------
Cash consideration..........................................        314         --        535
Cash acquired...............................................         --         --         --
                                                                -------    -------    -------
Net cash outflow............................................        314         --        535
                                                                =======    =======    =======

     Investment in associated undertakings in 1997 included the acquisition of a 10% interest in A O Sidanco, a Russian integrated oil company, for $484 million. The investment in joint ventures in 1997 as well as the operational funding of the BP/Mobil joint venture included the acquisition of a 60% interest in Pan American Energy in Argentina and a 50% interest in Empresa Petrolera Chaco in Bolivia, two oil and natural gas producing companies, for $865 million.

NOTE 18 -- DISPOSALS

     The principal divestments during 1998 were exploration and production properties in the USA and Papua New Guinea, the refinery in Lima, Ohio, the sale and leaseback of the Amoco building in Chicago, Illinois, the retail network in the Czech Republic, the Adibis fuel additives business and a speciality chemicals distribution business.

     In 1997 the major disposals were the sale of US exploration and production properties and an intrastate natural gas pipeline in Texas. Other divestments included oil marketing assets in Thailand and advanced materials and phenolic resin businesses in the UK.

     The principal disposals in 1996 were the sale of the polystyrene foam products and Carborundum businesses, the BP America office building in Cleveland, Ohio, certain Canadian exploration and production properties, the Group's interest in the undeveloped Ross field and the floating production and storage vessel Seillean.

     Total proceeds received for disposals represent the following amounts shown in the cash flow statement:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Proceeds from the sale of businesses........................        780        364        827
Proceeds from the sale of fixed assets......................      1,387      1,468        973
                                                                -------    -------    -------
                                                                  2,167      1,832      1,800
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 18 -- DISPOSALS (CONCLUDED)
     The disposals comprise the following:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Intangible assets...........................................        151         21         67
Tangible assets.............................................        945      1,184      1,508
Fixed assets -- investments.................................        157         40         62
Working capital.............................................         88        203        355
Other.......................................................       (125)      (110)      (135)
                                                                -------    -------    -------
                                                                  1,216      1,338      1,857
Profit (loss) on sale of businesses.........................        310        250        127
Profit (loss) on sale of fixed assets.......................        653        313       (298)
                                                                -------    -------    -------
Total consideration.........................................      2,179      1,901      1,686
Deferred consideration......................................         (9)       (69)       137
Cash transferred on sale....................................         (3)        --        (23)
                                                                -------    -------    -------
Net cash inflow.............................................      2,167      1,832      1,800
                                                                =======    =======    =======

NOTE 19 -- INTANGIBLE ASSETS

                                               Exploration                         Other
                                               expenditure       Goodwill    intangibles          Total
                                               -----------    -----------    -----------    -----------
                                                                     ($ million)
Cost
At January 1, 1998.........................          3,239            106            365          3,710
Exchange adjustments.......................             (7)             3              4             --
Acquisitions...............................             --             38              1             39
Additions..................................          1,058              1             11          1,070
Transfers..................................            (79)            (6)           (27)          (112)
Deletions..................................           (610)            (3)           (16)          (629)
                                               -----------    -----------    -----------    -----------
At December 31, 1998.......................          3,601            139            338          4,078
                                               ===========    ===========    ===========    ===========
Depreciation
At January 1, 1998.........................            801             67            260          1,128
Exchange adjustments.......................              9              3              2             14
Charge for the year........................            373             14             10            397
Transfers..................................             --             (4)           (16)           (20)
Deletions..................................           (468)            (1)            (9)          (478)
                                               -----------    -----------    -----------    -----------
At December 31, 1998.......................            715             79            247          1,041
                                               ===========    ===========    ===========    ===========
Cost
At January 1, 1997.........................          3,220            187            563          3,970
Exchange adjustments.......................            (18)             6            (10)           (22)
Additions..................................            932              2              8            942
Transfers..................................           (457)            --             18           (439)
Assets used by the BP/Mobil joint
  venture..................................             --            (71)          (123)          (194)
Deletions..................................           (438)           (18)           (91)          (547)
                                               -----------    -----------    -----------    -----------
At December 31, 1997.......................          3,239            106            365          3,710
                                               ===========    ===========    ===========    ===========

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 19 -- INTANGIBLE ASSETS (CONCLUDED)

                                               Exploration                         Other
                                               expenditure       Goodwill    intangibles          Total
                                               -----------    -----------    -----------    -----------
                                                                     ($ million)
Depreciation
At January 1, 1997.........................            978             96            302          1,376
Exchange adjustments.......................            (21)            (6)             1            (26)
Charge for the year........................            365              7             13            385
Transfers..................................             --             --             11             11
Assets used by the BP/Mobil joint
  venture..................................             --            (28)           (64)           (92)
Deletions..................................           (521)            (2)            (3)          (526)
                                               -----------    -----------    -----------    -----------
At December 31, 1997.......................            801             67            260          1,128
                                               ===========    ===========    ===========    ===========
Net book amount
At December 31, 1998.......................          2,886             60             91          3,037
At December 31, 1997.......................          2,438             39            105          2,582
At December 31, 1996.......................          2,242             91            261          2,594
                                               ===========    ===========    ===========    ===========

NOTE 20 -- TANGIBLE ASSETS

     Property, plant and equipment:

                                                                                Other
                                     Exploration    Refining               businesses                 of which
                                             and         and                      and             Assets under
                                      Production   Marketing   Chemicals    corporate     Total   construction
                                     -----------   ---------   ---------   ----------   -------   ------------
                                                                    ($ million)
Cost
At January 1, 1998.................       80,555      18,306      12,645        2,070   113,576          6,183
Exchange adjustments...............          309        (181)        169            6       303             (9)
Acquisitions.......................           --          17         177           --       194             --
Additions..........................        5,293       1,165       1,175          198     7,831          4,339
Transfers..........................          455        (164)        195           99       585         (5,541)
Deletions..........................       (1,804)       (991)       (183)        (469)   (3,447)          (827)
                                     -----------   ---------   ---------   ----------   -------   ------------
At December 31, 1998...............       84,808      18,152      14,178        1,904   119,042          4,145
                                     ===========   =========   =========   ==========   =======   ============
Depreciation
At January 1, 1998.................       45,202       8,889       5,896          994    60,981
Exchange adjustments...............          335         (46)         73            2       364
Charge for the year................        3,698         789         478          112     5,077
Transfers..........................          127         (41)        108           48       242
Deletions..........................       (1,306)       (847)       (120)        (229)   (2,502)
                                     -----------   ---------   ---------   ----------   -------
At December 31, 1998...............       48,056       8,744       6,435          927    64,162
                                     ===========   =========   =========   ==========   =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 20 -- TANGIBLE ASSETS (CONTINUED)

                                                                                Other
                                     Exploration    Refining               businesses                 of which
                                             and         and                      and             Assets under
                                      Production   Marketing   Chemicals    corporate     Total   construction
                                     -----------   ---------   ---------   ----------   -------   ------------
                                                                    ($ million)
Cost
At January 1, 1997.................       74,867      26,360      12,278        2,010   115,515          6,209
Prior year adjustment -- change in
  accounting policy................        1,636          --          --           --     1,636             --
                                     -----------   ---------   ---------   ----------   -------   ------------
Restated...........................       76,503      26,360      12,278        2,010   117,151          6,209
Exchange adjustments...............         (698)       (815)       (272)          23    (1,762)           (62)
Acquisitions.......................          810          --          --           --       810             --
Additions..........................        5,095       1,088       1,028          175     7,386          4,832
Transfers..........................         (252)        (57)       (112)          --      (421)        (4,715)
Assets used by the BP/Mobil joint
  venture..........................           --      (7,660)         --           --    (7,660)           (48)
Deletions..........................         (903)       (610)       (277)        (138)   (1,928)           (33)
                                     -----------   ---------   ---------   ----------   -------   ------------
At December 31, 1997...............       80,555      18,306      12,645        2,070   113,576          6,183
                                     ===========   =========   =========   ==========   =======   ============
Depreciation
At January 1, 1997.................       40,902      13,240       5,619          911    60,672
Prior year adjustment -- change in
  accounting policy................        1,300          --          --           --     1,300
                                     -----------   ---------   ---------   ----------   -------
Restated...........................       42,202      13,240       5,619          911    61,972
Exchange adjustments...............         (379)       (335)       (165)          12      (867)
Charge for the year................        3,584         837         558          118     5,097
Transfers..........................           --         (11)         --           --       (11)
Assets used by the BP/Mobil joint
  venture..........................           --      (4,466)         --           --    (4,466)
Deletions..........................         (205)       (376)       (116)         (47)     (744)
                                     -----------   ---------   ---------   ----------   -------
At December 31, 1997...............       45,202       8,889       5,896          994    60,981
                                     ===========   =========   =========   ==========   =======
Net book amount
At December 31, 1998...............       36,752       9,408       7,743          977    54,880          4,145
At December 31, 1997...............       35,353       9,417       6,749        1,076    52,595          6,183
At December 31, 1996...............       34,301      13,119       6,660        1,099    55,179          6,209
                                     ===========   =========   =========   ==========   =======   ============

     Assets held under capital leases, capitalized interest and land at net book amount included above:

                                                    Leased assets                 Capitalized interest
                                            ------------------------------   ------------------------------
                                              Cost   Depreciation      Net     Cost   Depreciation      Net
                                            ------   ------------   ------   ------   ------------   ------
                                                                      ($ million)
At December 31, 1998......................   1,887           918       969    2,843         1,661     1,182
At December 31, 1997......................   1,949           893     1,056    2,814         1,684     1,130
At December 31, 1996......................   2,080           920     1,160    2,792         1,668     1,124
                                            ======    ==========    ======   ======    ==========    ======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 20 -- TANGIBLE ASSETS (CONCLUDED)

                                                                               Leasehold land
                                                                         ---------------------------
                                                                         Over 50 years
                                                         Freehold land       unexpired         Other
                                                         -------------   -------------   -----------
                                                                         ($ million)
At December 31, 1998...................................           963              42             29
At December 31, 1997...................................           964              41             30
At December 31, 1996...................................         1,539              53             54
                                                          ===========     ===========    ===========

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 21 -- FIXED ASSETS -- INVESTMENTS

                              Associated undertakings
                             --------------------------
                                               Share of
                                               retained      Joint                   Own             Other
                             Shares    Loans     profit   ventures    Loans   shares (a)   investments (b)    Total
                             ------   ------   --------   --------   ------   ----------   ---------------   ------
                                                                  ($ million)
Cost
At January 1, 1998.........   2,661      799       917      5,624        39        319                42     10,401
Exchange adjustments.......      48        1        45        148        (3)         2                 4        245
Additions and net movements
  in joint ventures........     244       82      (165)      (752)       19        254                 6       (312)
Acquisitions...............      71       --        --         --        --         --                --         71
Transfers..................    (234)      (9)       (7)       (15)       25         --                --       (240)
Deletions..................     (31)     (38)       (7)        --        --        (86)               (1)      (163)
                             ------   ------   -------     ------    ------     ------       -----------     ------
At December 31, 1998.......   2,759      835       783      5,005        80        489                51     10,002
                             ======   ======   =======     ======    ======     ======       ===========     ======
Amounts provided
At January 1, 1998.........      23       --        --         --        --         --                 2         25
Exchange adjustments.......       1       --        --         --        --         --                (1)        --
Provided in the year.......     200       --        --         --        --         --                --        200
Transfers..................      (3)      --        --         --        14         --                --         11
Deletions..................      (6)      --        --         --        --         --                --         (6)
                             ------   ------   -------     ------    ------     ------       -----------     ------
At December 31, 1998.......     215       --        --         --        14         --                 1        230
                             ======   ======   =======     ======    ======     ======       ===========     ======
Cost
At January 1, 1997.........   1,953      766     1,303         --        54         15               107      4,198
Exchange adjustments.......    (184)      (6)     (227)      (317)       --          4               (11)      (741)
Additions and net movements
  in joint ventures........     365       31      (156)     1,760        18        300                 8      2,326
Acquisitions...............     507       --        --         --        --         --                --        507
Transfers..................      27       32        --        850        --         --               (49)       860
Assets used by the BP/Mobil
  joint venture............      (7)      --        --      3,331       (23)        --               (10)     3,291
Deletions..................      --      (24)       (3)        --       (10)        --                (3)       (40)
                             ------   ------   -------     ------    ------     ------       -----------     ------
At December 31, 1997.......   2,661      799       917      5,624        39        319                42     10,401
                             ======   ======   =======     ======    ======     ======       ===========     ======
Amounts provided
At January 1, 1997.........      32       --        --         --        --         --                 2         34
Exchange adjustments.......      (4)      --        --         --        --         --                --         (4)
Provided in the year.......      --       --        --         --        --         --                --         --
Assets used by the BP/Mobil
  joint venture............      (5)      --        --         --        --         --                --         (5)
                             ------   ------   -------     ------    ------     ------       -----------     ------
At December 31, 1997.......      23       --        --         --        --         --                 2         25
                             ======   ======   =======     ======    ======     ======       ===========     ======
Net book amount
At December 31, 1998.......   2,544      835       783      5,005        66        489                50      9,772
At December 31, 1997.......   2,638      799       917      5,624        39        319                40     10,376
At December 31, 1996.......   1,921      766     1,303         --        54         15               105      4,164
                             ======   ======   =======     ======    ======     ======       ===========     ======

------------

(a) Own shares are held in Employee Share Ownership Plans (ESOPs) to meet the future requirements of the Employee Share Schemes (see Note 33) and prior to award under the Long Term Performance Plan (see Note 34). At December 31, 1998 the ESOPs held 31,384,000 (18,790,000 at December 31, 1997 and nil at December 31, 1996) shares for the Employee Share Schemes and 3,133,000 (3,274,000

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 21 -- FIXED ASSETS -- INVESTMENTS (CONCLUDED) at December 31, 1997 and 1,296,000 shares at December 31, 1996) shares for the Long Term Performance Plan. The market value of these shares at December 31, 1998 was $517 million ($292 million at December 31, 1997 and $15 million at December 31, 1996).

(b) Other investments are unlisted.

NOTE 22 -- INVENTORIES

                                                                        December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Petroleum...................................................      1,896      3,140      5,595
Chemicals...................................................        917      1,043      1,114
Other.......................................................        174         86        220
                                                                -------    -------    -------
                                                                  2,987      4,269      6,929
Stores......................................................        655        654        723
                                                                -------    -------    -------
                                                                  3,642      4,923      7,652
                                                                =======    =======    =======
Replacement cost............................................      3,747      4,985      7,713
                                                                =======    =======    =======

NOTE 23 -- RECEIVABLES

                                 December 31, 1998     December 31, 1997     December 31, 1996
                                 ------------------    ------------------    ------------------
                                  Within      After     Within      After     Within      After
                                  1 year     1 year     1 year     1 year     1 year     1 year
                                 -------    -------    -------    -------    -------    -------
                                                          ($ million)
Trade receivables............      5,778         --      7,725         --     11,352         --
                                 =======    =======    =======    =======    =======    =======
Other receivables:
  Joint ventures.............        644         --        905         --         --         --
  Associated undertakings....        153          7        154          3        141          3
  Prepayments and accrued
     income..................        786        509        773        164        960        175
  Taxation recoverable.......        248        165         50        242         56        323
  Pension prepayment.........         --      2,213         --      1,880         --      1,616
  Other......................      1,795        411      1,776        709      2,173        683
                                 -------    -------    -------    -------    -------    -------
                                   3,626      3,305      3,658      2,998      3,330      2,800
                                 =======    =======    =======    =======    =======    =======

     Provisions for doubtful debts deducted from Trade receivables amounted to $126 million ($130 million at December 31, 1997 and $159 million at December 31,
1996).
------------

See Note 46 -- US generally accepted accounting principles.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 24 -- CURRENT ASSETS -- INVESTMENTS

                                                                        December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Publicly traded -- United Kingdom...........................         48         50         54
                 -- Foreign.................................         33         31         20
                                                                -------    -------    -------
                                                                     81         81         74
Not publicly traded.........................................        389        986      1,159
                                                                -------    -------    -------
                                                                    470      1,067      1,233
                                                                =======    =======    =======
Stock exchange value of publicly traded investments.........         83         81         78
                                                                =======    =======    =======

NOTE 25 -- FINANCE DEBT

                                 December 31, 1998     December 31, 1997     December 31, 1996
                                 ------------------    ------------------    ------------------
                                  Within      After     Within      After     Within      After
                                  1 year     1 year     1 year     1 year     1 year     1 year
                                 -------    -------    -------    -------    -------    -------
                                                          ($ million)
Bank loans and overdrafts....        302(a)   1,778        426(a)   1,574        653(a)   1,464
Other loans..................      2,434(a)   7,357      2,338(a)   6,647      2,024(a)   6,885
                                 -------    -------    -------    -------    -------    -------
Total borrowings.............      2,736      9,135      2,764      8,221      2,677      8,349
Obligations under capital
  leases.....................        101      1,783         92      1,800         83      1,739
                                 -------    -------    -------    -------    -------    -------
                                   2,837     10,918      2,856     10,021      2,760     10,088
                                 =======    =======    =======    =======    =======    =======

------------

(a) Amounts due within one year include current maturities of long-term debt.

     Where the liability for any borrowing is swapped into another currency the borrowing is accounted in the swap currency and not in the original currency of denomination. Total borrowings include $86 million increase ($113 million increase at December 31, 1997 and $30 million decrease at December 31, 1996) for the carrying value of currency swaps.

ANALYSIS OF BORROWINGS BY YEAR OF REPAYMENT

                                  December 31, 1998             December 31, 1997             December 31, 1996
                             ---------------------------   ---------------------------   ---------------------------
                             Bank loans                    Bank loans                    Bank loans
                                    and   Other                   and   Other                   and   Other
                             overdrafts   loans    Total   overdrafts   loans    Total   overdrafts   loans    Total
                             ----------   -----   ------   ----------   -----   ------   ----------   -----   ------
                                                                   ($ million)
Due after   10 years.......          11   2,540    2,551           19   2,706    2,725           10   2,797    2,807
Due within 6-10 years......         266   1,953    2,219          354   1,306    1,660          719   1,845    2,564
            5 years........         201     365      566          332   1,084    1,416          251     424      675
            4 years........         785   1,081    1,866          347     453      800          170     400      570
            3 years........         288     652      940          301     430      731          133     765      898
            2 years........         227     766      993          221     668      889          181     654      835
                             ----------   -----   ------   ----------   -----   ------   ----------   -----   ------
                                  1,778   7,357    9,135        1,574   6,647    8,221        1,464   6,885    8,349
            1 year.........         302   2,434    2,736          426   2,338    2,764          653   2,024    2,677
                             ----------   -----   ------   ----------   -----   ------   ----------   -----   ------
                                  2,080   9,791   11,871        2,000   8,985   10,985        2,117   8,909   11,026
                             ==========   =====   ======   ==========   =====   ======   ==========   =====   ======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 25 -- FINANCE DEBT (CONTINUED)
     Amounts included above repayable by instalments part of which falls due after five years from December 31, are as follows:

                                                                        December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
After five years............................................        174        114        201
Within five years...........................................        406        465        413
                                                                -------    -------    -------
                                                                    580        579        614
                                                                =======    =======    =======

     Interest rates on borrowings repayable wholly or partly more than five years from December 31, 1998 range from 3% to 10% with a weighted average of 6%. The weighted average interest rate on finance debt is 7%.

     At December 31, 1998 the Group had substantial amounts of undrawn borrowing facilities available, including $2,800 million ($2,500 million at December 31, 1997 and $2,500 million at December 31, 1996) which were covered by formal commitments. These committed facilities are mainly with a number of international banks and expire in 2001. Commitment fees are paid on the unused portions of the lines of credit and borrowings would be at pre-agreed rates. Certain of these facilities support the Group's commercial paper program.

ANALYSIS OF BORROWINGS BY CURRENCY

                                                                                                       December 31,   December 31,
                                                     December 31, 1998                                     1997           1996
                       -----------------------------------------------------------------------------   ------------   ------------
                                  Fixed rate debt                 Floating rate debt
                       --------------------------------------   ----------------------
                       Weighted     Weighted                    Weighted
                       average    average time                  average
                       interest     for which                   interest
                         rate     rate is fixed     Amount        rate       Amount         Total         Total          Total
                       --------   -------------   -----------   --------   -----------   -----------   ------------   ------------
                            (%)         (Years)   ($ million)          %   ($ million)   ($ million)    ($ million)    ($ million)
US dollars...........         7             10          7,392          5         3,460        10,852         9,993          9,478
Sterling.............        --             --             --          6           613           613           679            884
South African rands..        --             --             --         15            42            42            63             86
Other currencies.....         7              9            189          7           175           364           250            578
                                                  -----------              -----------   -----------   -----------    -----------
Total loans..........                                   7,581                    4,290        11,871        10,985         11,026
                                                  ===========              ===========   ===========   ===========    ===========

     The Group aims for a balance between floating and fixed interest rates and, in 1998, BP's upper limit for the proportion of floating rate debt was 65% of total net debt while Amoco's upper limit was 60% of total debt outstanding. Aside from debt issued in the US municipal bond markets, interest rates on floating rate debt denominated in US dollars are linked principally to LIBOR, while rates on debt in other currencies are based on local market equivalents. The Group monitors interest rate risk using a process of sensitivity analysis. Assuming no changes to the borrowings and hedges described above, it is estimated that a change of 1% in the general level of interest rates on January 1, 1999 would change 1999 profit before tax by approximately $55 million.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 25 -- FINANCE DEBT (CONTINUED)
FAIR VALUES AND CARRYING AMOUNTS OF BORROWINGS

                                                                 December 31,
                                  --------------------------------------------------------------------------
                                           1998                      1997                      1996
                                  ----------------------    ----------------------    ----------------------
                                                Carrying                  Carrying                  Carrying
                                  Fair value     amount     Fair value     amount     Fair value     amount
                                  ----------    --------    ----------    --------    ----------    --------
                                                                 ($ million)
Short-term borrowings.........         1,659       1,659         1,817       1,817         2,026       2,026
Long-term borrowings..........        10,555      10,126         9,319       9,055         9,259       9,030
                                  ----------    --------    ----------    --------    ----------    --------
Total borrowings..............        12,214      11,785        11,136      10,872        11,285      11,056
                                  ==========    ========    ==========    ========    ==========    ========

     The fair value and carrying amounts of borrowings shown above exclude the effects of currency swaps (which are included for presentation in the balance sheet). Long-term borrowings include debt which matures in the year from December 31, 1998, whereas in the balance sheet long-term debt of current maturity is reported under amounts falling due within one year. The carrying amount of the Group's short-term borrowings, which mainly comprise commercial paper, bank loans and overdrafts, approximate their fair value. The fair value of the Group's long-term borrowings are estimated using quoted prices or, where these are not available, discounted cash flow analyses, based on the Group's current incremental borrowing rates for similar types and maturities of borrowing.

OBLIGATIONS UNDER CAPITAL LEASES

     The future minimum lease payments together with the present value of the net minimum lease payments were as follows:

                                                                December 31,
                                                                    1998
                                                                ------------
                                                                 ($ million)
1999........................................................             119
2000........................................................             185
2001........................................................             193
2002........................................................             184
2003........................................................             174
Thereafter..................................................           3,882
                                                                ------------
                                                                       4,737
Less: amount representing lease interest....................           2,853
                                                                ------------
Present value of net minimum capital lease payments.........           1,884
                                                                ============
of which -- due within one year.............................             101
          -- due after one year.............................           1,783
                                                                ------------

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 25 -- FINANCE DEBT (CONCLUDED)
     The following information is presented in compliance with the requirements of US GAAP.

Bank loans and overdrafts and other loans -- long term

                              Weighted average                             December 31,
                              interest rate at             ---------------------------------------------
                              December 31, 1998             1998               1997               1996
                              -----------------            -------            -------            -------
                                            (%)                             ($ million)
Sterling....................                  6                486                504                612
US dollars..................                  7              8,457              7,469              7,445
South African rands.........                 15                 34                 53                 56
Other currencies............                  7                158                195                237
                                                           -------            -------            -------
                                                             9,135              8,221              8,350
                                                           =======            =======            =======

Bank loans and overdrafts and other loans -- short term

                                                                       December 31,
                                                       ---------------------------------------------
                                                        1998               1997               1996
                                                       -------            -------            -------
                                                                        ($ million)
Current maturities of long-term debt.......              1,077                920                620
Commercial paper...........................              1,333              1,583              1,476
Bank loans and overdrafts..................                300                228                524
Other......................................                 26                 33                 57
                                                       -------            -------            -------
                                                         2,736              2,764              2,677
                                                       =======            =======            =======

                                                                 Weighted average interest rate
                                                                        at December 31,
                                                                --------------------------------
                                                                  1998        1997        1996
                                                                --------    --------    --------
                                                                        (%)
Commercial paper............................................          5           6           6
Bank loans, overdrafts and other borrowings.................          7           7           7

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 26 -- ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                      December 31, 1998   December 31, 1997   December 31, 1996
                                      -----------------   -----------------   -----------------
                                      Within     After    Within     After    Within     After
                                      1 year    1 year    1 year    1 year    1 year    1 year
                                      -------   -------   -------   -------   -------   -------
                                                             ($ million)
Trade payables.....................     5,091        --     5,854        --     8,786        --
                                      =======   =======   =======   =======   =======   =======
Other accounts payable and accrued
  liabilities:
  Joint ventures...................       205        --       241        --        --        --
  Associated undertakings..........       154         4       272         2       222         2
  Production taxes.................       241     1,238       408     1,503       645     1,750
  Taxation on profits..............     2,395        39     3,034        --     2,536        --
  Social security..................        14        --        26        --        54        --
  Accruals and deferred income.....     2,642       454     2,928       417     2,746       461
  Dividends........................     1,552        --     1,074        --       982        --
  Other............................     3,035       312     3,834       579     4,774       576
                                      -------   -------   -------   -------   -------   -------
                                       10,238     2,047    11,817     2,501    11,959     2,789
                                      =======   =======   =======   =======   =======   =======

NOTE 27 -- OTHER PROVISIONS

                                                                    Unfunded       Other
                                                                    pension    postretirement
                                  Decommissioning   Environmental    plans        benefits      Other   Total
                                  ---------------   -------------   --------   --------------   -----   -----
                                                                  ($ million)
At January 1, 1997..............            3,153           1,620      1,602            2,377     259   9,011
Prior year adjustment -- change
  in accounting policy..........             (296)           (350)        --               --     154    (492)
                                  ---------------   -------------   --------   --------------   -----   -----
Restated........................            2,857           1,270      1,602            2,377     413   8,519
Exchange adjustments............              (28)            (17)      (199)              (1)     --    (245)
New provisions..................               57              --         --               --      --      57
Charged to income...............               --             (21)       268              114      60     421
Accretion of discount...........               85              34         --               --       5     124
Utilized/deleted................              (85)           (127)      (145)            (142)    (40)   (539)
                                  ---------------   -------------   --------   --------------   -----   -----
At December 31, 1997............            2,886           1,139      1,526            2,348     438   8,337
                                  ---------------   -------------   --------   --------------   -----   -----
At January 1, 1998..............            2,886           1,139      1,526            2,348     438   8,337
Exchange adjustments............               10               2         99               --      --     111
New provisions..................              130              --         --               --      --     130
Charged to income...............               --              13        195              101      68     377
Accretion of discount...........               86              30         --               --       4     120
Utilized/deleted................              (31)           (310)       (53)            (138)    (75)   (607)
                                  ---------------   -------------   --------   --------------   -----   -----
At December 31, 1998............            3,081             874      1,767            2,311     435   8,468
                                  ===============   =============   ========   ==============   =====   =====

     At December 31, 1998 the provision for the costs of decommissioning the BP Amoco Group's oil and natural gas production facilities and pipelines at the end of their economic lives was $3,081 million. These costs are expected to be incurred over the next 30 years. The provision has been estimated using existing technology, at current prices and discounted using a real discount rate of 3 per cent.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 27 -- OTHER PROVISIONS (CONCLUDED)
     The provision for environmental liabilities at December 31, 1998 was $874 million. This represents primarily the estimated environmental restoration and remediation costs for closed sites or facilities that have been sold. These costs are expected to be incurred over the next 10 years. The provision has been estimated using existing technology, at current prices, and discounted using a real discount rate of 3 per cent.

     The BP Amoco Group also holds provisions for potential future awards under the long term performance plan, expected rental shortfalls on subletting surplus properties and sundry other liabilities. If these liabilities are not expected to be settled within the next 3 years, the provisions are discounted using a real discount rate of 3 per cent.

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS

     In the normal course of business the Group is a party to derivative financial instruments (derivatives) with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages its exposure to some movements in oil and natural gas prices. The underlying economic currency of the Group's cash flows is mainly US dollars. Accordingly, most of our borrowings are in US dollars, are hedged with respect to the US dollar or swapped into dollars where this achieves a lower cost of financing. Significant non-dollar cash flow exposures are hedged. Gains and losses arising on these hedges are deferred and recognized in the income statement or as adjustments to carrying amounts, as appropriate, only when the hedged item occurs. In addition, we trade derivatives in conjunction with these risk management activities. The results of trading are recognized in the current period.

     These derivatives involve, to varying degrees, credit and market risk. With regard to credit risk, the Group may be exposed to loss in the event of non-performance by a counterparty. The Group controls credit risk by entering into derivative contracts only with highly credit-rated counterparties and through credit approvals, limits and monitoring procedures and does not usually require collateral or other security.

     The Group has not experienced material non-performance by any counterparty.

     Market risk is the possibility that a change in interest rates, currency exchange rates or oil and natural gas prices will cause the value of a financial instrument to decrease or its obligations to become more costly to settle. When derivatives are used for the purpose of risk management they do not expose the Group to market risk because the exposure to market risk created by the derivative is offset by the opposite exposure arising from the asset, liability or transaction being hedged. When derivatives are held for trading purposes, the exposure of the Group to market risk is represented by potential changes in their fair (market) values.

     The measurement of market risk in trading activities is discussed further below.

     The table shows the 'fair value' of the asset or liability created by derivatives. This represents the market value at the balance sheet date. Credit exposure at December 31 is represented by the column 'fair value asset'.

     The table also shows the 'net carrying amount' of the asset or liability created by derivatives. This amount represents the net book value, i.e. market value when acquired or later marked to market.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

                                                     Gross                                 Net carrying
                                                  contract    Fair value     Fair value    amount asset
                                                    amount         asset    (liability)     (liability)
                                                  --------    ----------    -----------    ------------
                                                                       ($ million)
AT DECEMBER 31, 1998
Risk management
  Interest rate contracts.....................      5,866             69          (328)             (45)
  Foreign exchange contracts..................      8,908            181          (160)             (75)
  Oil price contracts.........................        491             12            (5)               7
  Natural gas price contracts.................      1,511             51           (44)              --
Trading
  Interest rate contracts.....................        189             --            --               --
  Foreign exchange contracts..................      9,441             30           (39)              (9)
  Oil price contracts.........................      4,038            134          (123)              11
AT DECEMBER 31, 1997
Risk management
  Interest rate contracts.....................      4,779             54          (240)             (53)
  Foreign exchange contracts..................     11,410            153          (187)             126
  Oil price contracts.........................        628             20           (25)              (5)
  Natural gas price contracts.................        763             20           (20)              --
Trading
  Interest rate contracts.....................        747              1            (7)              (6)
  Foreign exchange contracts..................      4,094             42           (40)               2
  Oil price contracts.........................      4,707            160          (114)              46
AT DECEMBER 31, 1996
Risk management
  Interest rate contracts.....................      5,660             57          (218)             (63)
  Foreign exchange contracts..................     10,872            649           (99)             215
  Oil price contracts.........................      5,484             19           (75)             (47)
  Natural gas price contracts.................        754             30           (21)              --
Trading
  Interest rate contracts.....................        220             --            --               --
  Foreign exchange contracts..................      4,820             41           (32)               8
  Oil price contracts.........................      2,860            118          (115)               3

     Interest rate contracts include forward and futures contracts, swap agreements and options. Foreign exchange contracts include forward and futures contracts, swap agreements and options. Oil and natural gas price contracts are those which require settlement in cash and include futures contracts, swap agreements and options.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
     The following table shows the average net fair value of derivatives and other financial instruments held for trading purposes during the year.

                                                                       Years ended December 31,
                                                      -----------------------------------------------------------
                                                                   1998                 1997                 1996
                                                      -----------------    -----------------    -----------------
                                                            Average net          Average net          Average net
                                                             fair value           fair value           fair value
                                                      asset (liability)    asset (liability)    asset (liability)
                                                      -----------------    -----------------    -----------------
                                                                              ($ million)
Interest rate contracts...........................                   (8)                  (3)                  --
Foreign exchange contracts........................                   21                    1                    3
Oil price contracts...............................                   54                   24                   34
                                                      -----------------    -----------------    -----------------
                                                                     67                   22                   37
                                                      =================    =================    =================

     The Group measures its market risk exposure, i.e. potential gain or loss in fair values, on its trading activity using a value at risk technique. This technique is based on a variance/covariance model and makes a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period. The calculation of the range of potential changes in fair value takes into account a snapshot of the end-of-day exposures, and the history of one-day price movements over the previous twelve months, together with the correlation of these price movements. The potential movement in fair values is expressed to three standard deviations which is equivalent to a 99.7% confidence level. This means that, in broad terms, one would expect to see an increase or a decrease in fair values greater than the value at risk on only one occasion per year if the portfolio were left unchanged.

     The Group calculates value at risk on all instruments that are held for trading purposes and that therefore give an exposure to market risk. The value at risk model takes account of derivative financial instruments such as interest rate forward and futures contracts, swap agreements, options and swaptions, foreign exchange forward and futures contracts, swap agreements and options and oil price futures, swap agreements and options. Financial assets and liabilities and physical crude oil and refined products that are treated as trading positions are also included in these calculations. The value at risk calculation for oil price exposure also includes derivative commodity instruments (commodity contracts that permit settlement either by delivery of the underlying commodity or in cash), such as forward contracts.

     The following table shows values at risk for trading activities.

                                                  Years ended December 31,
                          -------------------------------------------------------------------------
                                         1998                        1997               1996
                          -----------------------------------  -----------------  -----------------
                           High      Low    Average  Year end  Average  Year end  Average  Year end
                          -------  -------  -------  --------  -------  --------  -------  --------
                                                         ($ million)
Interest rate
  contracts.............        6       --        2       --         3        2         2       --
Foreign exchange
  contracts.............        6       --        4       --         3        2         3       --
Oil price contracts.....       13        4        8       12         6        4         6        3

     In the light of evolving disclosure requirements in both the UK and the USA, the presentation of trading results shown below includes certain activities of the Group's oil trading division which involve the use of derivative financial instruments in conjunction with physical and paper trading of oil. It is considered that a more comprehensive representation of the Group's oil trading activities is given by the classification of the gains or losses on such derivatives along with the physical and paper trades to which they relate.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
     The following table shows the trading income arising from derivatives and other financial instruments. For oil price contract trading, this also includes income or losses arising on trading of derivative commodity instruments and physical oil trades, representing the net result of the oil-trading portfolio.

                                                                    Years ended December 31,
                                                                --------------------------------
                                                                  1998        1997        1996
                                                                --------    --------    --------
                                                                Net gain
                                                                 (loss)     Net gain    Net gain
                                                                --------    --------    --------
                                                                          ($ million)
Interest rate contracts.....................................         (26)          2           2
Foreign exchange contracts..................................          38          23          14
Oil price contracts.........................................         215         144         125
                                                                --------    --------    --------
                                                                     227         169         141
                                                                ========    ========    ========

FURTHER INFORMATION ON ACCOUNTING POLICIES

     The following information is presented in amplification of the accounting policies presented in Note 1 -- Accounting policies.

     The Group accounts for derivatives using the following methods:

     (a) The fair value method, whereby derivatives are carried on the balance sheet at fair value ('marked to market') with changes in that value recognized in earnings of the period, is used for all derivatives which are held for trading purposes. Interest rate contracts traded by the Group include futures, swaps, options and swaptions. Foreign exchange contracts traded include forwards and options. Oil price contracts traded include swaps, options and futures.

     The fair value method is also used for all oil price derivatives held for risk management purposes, such as swaps, options and futures.

     (b) The accrual method, whereby amounts payable or receivable in respect of derivatives are recognized in earnings over the period of the contracts, is used for derivatives held to manage interest rate risk. These are principally swap agreements used to manage the balance between fixed and floating interest rates on long-term finance debt. Other derivatives held for this purpose may include swaptions and futures contracts. Changes in the derivative's fair value are not recognized.

     (c) The deferral method, whereby gains and losses from the derivatives are deferred and recognized in earnings or as adjustments to carrying amounts, as appropriate, when the underlying debt matures or the hedged transaction occurs, is used for derivatives used to convert non-US dollar borrowings into US dollars, and for derivatives and related option premia which are used to hedge significant non-US dollar firm commitments or anticipated transactions. Derivatives used to convert non-US dollar borrowings into US dollars include foreign currency swap agreements and forward contracts. Derivatives used to hedge significant non-US dollar transactions include foreign currency forward contracts and options.

     The deferral method is also used for derivatives used to manage some of the Group's exposure to natural gas price fluctuations.

DETERMINATION OF ACCOUNTING METHOD

     All oil price derivatives, whether held for trading purposes or for risk management, are accounted for using the fair value method.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
     The primary criterion applied to determine the accounting method to be used for interest rate, natural gas price and foreign currency exchange rate derivatives is the purpose for which the contract is entered into. The purpose of the contract is identified at inception. To qualify as a derivative for interest rate, natural gas price, or for foreign currency exchange rate risk management, the contract must be in accordance with established guidelines which ensure that it is effective in achieving its objective. The corresponding accounting method, as described above, is applied to the contract. All contracts not identified at inception as being for the purpose of risk management are designated as trading derivatives and accounted for using the fair value method.

TERMINATION

     Where derivatives used to manage interest rate risk or to convert non-US dollar debt or to hedge other anticipated cash flows are terminated before the underlying debt matures or the hedged transaction occurs, the resulting gain or loss is recognized on a basis which matches the timing and accounting treatment of the underlying debt or hedged transaction.

     When an anticipated transaction or finance debt hedged by a derivative is no longer likely to occur or is terminated before maturity, as appropriate, any deferred gain or loss that has arisen on the derivative is recognized in the income statement together with any gain or loss on the terminated item.

REPORTING IN THE INCOME STATEMENT

     Gains and losses on oil price contracts held for trading and for risk management purposes are reported in cost of sales in the income statement in the period in which the change in value occurs. Gains and losses on interest rate or foreign currency derivatives used for trading are reported in other income and cost of sales, respectively. Gains and losses in respect of derivatives used to manage interest rate exposures are recognized as adjustments to interest expense.

     Where derivatives are used to convert non-US dollar borrowing into US dollars, the gains and losses are deferred and recognized on maturity of the underlying debt, together with the matching loss or gain on the debt. The two amounts offset each other in the income statement.

     Gains and losses on derivatives identified as hedges of significant non-US dollar firm commitments or anticipated transactions are not recognized until the hedged transaction occurs. The treatment of the gain or loss arising on the designated derivative reflects the nature and accounting treatment of the hedged item. The gain or loss is recorded in cost of sales in the income statement or as an adjustment to carrying values in the balance sheet, as appropriate.

     Gains and losses arising from natural gas price derivatives are recognized in earnings when the hedged transaction occurs. The gains or losses are reported as components of the related transactions.

REPORTING IN THE BALANCE SHEET

     The carrying amounts of foreign exchange contracts that hedge finance debt are included within finance debt in the balance sheet. The carrying amounts of other derivatives, including option premiums paid or received, are included in the balance sheet under receivables or payables within current assets and current liabilities respectively, as appropriate.

CASH FLOW EFFECTS

     Interest rate swaps give rise, at specified intervals, to cash settlement of interest differentials. Under currency swaps the counterparties initially exchange a principal amount in two currencies, agreeing to

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED) re-exchange the currencies at a future date at the same exchange rate. The Group's currency swaps have terms of between one and five years.

     Interest rate futures require an initial margin payment and daily settlement of margin calls. Interest rate forwards require settlement of the interest rate differential on a specified future date. Currency forwards require purchase or sale of an agreed amount of foreign currency at a specified exchange rate at a specified future date, generally over periods of up to one year for the Group. Currency options involve the initial payment or receipt of a premium and will give rise to delivery of an agreed amount of currency at a specified future date if the option is exercised.

     For oil and natural gas price futures and options traded on regulated exchanges, BP Amoco meets initial margin requirements by bank guarantees and daily margin calls in cash. For swaps and over-the-counter options, BP Amoco settles with the counterparty on conclusion of the pricing period.

     In the statement of cash flows the effect of interest rate derivatives is reflected in interest paid. The effect of foreign currency derivatives used for hedging non-US dollar debt is included under financing. The cash flow effects of foreign currency derivatives used to hedge non-US dollar firm commitments and anticipated transactions are included in net cash inflow from operating activities for items relating to earnings or in capital expenditure or acquisitions, as appropriate, for items of a capital nature. The cash flow effects of all oil and natural gas price derivatives and all traded derivatives are included in net cash inflow from operating activities.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following information is presented in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 107 -- 'Disclosures about Fair Value of Financial Instruments'.

     The carrying amounts and fair values of finance debt are as follows:

                                                                   December 31,
                                           ------------------------------------------------------------
                                                  1998                 1997                 1996
                                           ------------------   ------------------   ------------------
                                           Carrying    Fair     Carrying    Fair     Carrying    Fair
                                            amount     value     amount     value     amount     value
                                           --------   -------   --------   -------   --------   -------
                                                                   ($ million)
Finance debt
  Long-term..............................   10,126     10,555     9,055      9,319     9,030      9,259
  Short-term.............................    1,659      1,659     1,817      1,817     2,026      2,026

     The carrying amounts and fair values of finance debt shown above exclude the effects of currency swaps (which are included for presentation in the balance sheet). Current maturities of long-term finance debt are included under long-term finance debt above.

     The following methods and assumptions were used by the Group in estimating its fair value disclosures for its financial instruments:

     Cash at bank and in hand: The carrying amount reported in the balance sheet for cash at bank and in hand approximates its fair value.

     Finance debt: The carrying amount of the Group's short-term borrowings, which mainly comprise commercial paper, bank loans and overdrafts, approximate their fair value. The fair value of the Group's long-term debt borrowings is estimated using quoted prices or, where these are not available, discounted cash flow analyses, based on the Group's current incremental borrowing rates for similar types and maturities of borrowing.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
     Derivative financial instruments: The fair values of the Group's interest rate contracts (futures contracts and swap agreements) are based on quoted prices (futures) and pricing models which take into account relevant market data (swaps and swaptions). Fair values for the Group's foreign exchange contracts (forward contracts, swap agreements and options) are based on market prices of comparable instruments. The fair values of the Group's oil and natural gas price contracts (futures contracts, swap agreements and options) are based on market prices.

     The following information is presented in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 119 -- 'Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments'.

     The carrying amounts of foreign exchange contracts that hedge finance debt are included within finance debt in the balance sheet. The carrying amounts of other derivatives are included in the balance sheet under receivables or payables as appropriate.

     In addition to the above financial instruments, the Group has issued third party guarantees and indemnities amounting to $436 million ($392 million at December 31, 1997 and $88 million at December 31, 1996). The credit risk and maximum cash requirement of these guarantees and indemnities is the full contractual amount, however no material loss is expected to arise.

INTEREST RATE RISK MANAGEMENT

     The Group enters into interest rate contracts to manage its cost of borrowing as indicated in the following table:

                             December 31, 1998                December 31, 1997                December 31, 1996
                       ------------------------------   ------------------------------   ------------------------------
                        Gross      Fair       Fair       Gross      Fair       Fair       Gross      Fair       Fair
                       contract    value      value     contract    value      value     contract    value      value
                        amount     asset    liability    amount     asset    liability    amount     asset    liability
                       --------   -------   ---------   --------   -------   ---------   --------   -------   ---------
                                                                 ($ million)
Swaps................    5,866         69       (328)     4,779         54       (240)     4,983         57       (215)
Futures..............       --         --         --         --         --         --          3         --         (3)
Forwards.............       --         --         --         --         --         --        674         --         --
                       -------    -------    -------    -------    -------    -------    -------    -------    -------
                         5,866         69       (328)     4,779         54       (240)     5,660         57       (218)
                       =======    =======    =======    =======    =======    =======    =======    =======    =======

     Interest rate swaps allow BP Amoco to modify the interest characteristics of its long-term borrowings from a fixed to a floating rate basis or vice versa. Under interest rate swaps, the Group agrees with other parties to exchange, at specified intervals, the interest differentials calculated by reference to an agreed notional principal amount. There is no exchange of the underlying principal amount.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
     The following table indicates the types of swaps used and their weighted average interest rates. Average variable rates are based on the actual rates in place at December 31; these may change significantly, affecting future cash flows. Swap contracts mainly have maturities between one and ten years.

                                                                        December 31,
                                                                -----------------------------
                                                                 1998       1997         1996
                                                                -------    -------    -------
                                                                     ($ million, except
                                                                        percentages)
Receive -- fixed swaps -- notional amount...................      2,125      2,076      2,346
Average receive fixed rate..................................       6.6%       7.1%       7.1%
Average pay floating rate...................................       5.4%       5.8%       5.1%
Pay -- fixed swaps -- notional amount.......................      3,741      2,703      2,636
Average pay fixed rate......................................       7.3%       8.0%       8.0%
Average receive floating rate...............................       5.3%       5.9%       5.7%

     Interest rate futures contracts may be used by the Group, on occasion, in preference to interest rate swaps to achieve a more cost effective method of managing the mix between fixed and floating rate debt. These contracts are commitments to either purchase or sell designated financial instruments at a future date for a specified price, and may be settled in cash or through delivery. The Group holds highly liquid contracts, such as Eurodollar futures, with terms ranging up to a year. Initial margin requirements and daily calls are met either by the deposit of securities or in cash. Futures contracts have little credit risk as regulated exchanges are the counterparties.

     Interest rate forward contracts, which include forward rate agreements and options on forward rate agreements, may also be used by the Group to manage interest rate risk on debt. These contracts are agreements which allow the interest rate cost on a principal amount to be fixed for a specified period commencing on a future date.

     Swaptions may also be employed to manage interest rate risk on debt. A swaption is an agreement that conveys the right, but not the obligation, to swap a series of fixed rate interest payments for floating rate interest payments, or vice versa, at a given future point in time. Typically the swaptions entered into by the Group are cash settled at expiry.

FOREIGN EXCHANGE RISK MANAGEMENT

     The Group enters into various types of foreign exchange contracts in managing its foreign exchange risk as indicated in the following table:

                             December 31, 1998                December 31, 1997                December 31, 1996
                       ------------------------------   ------------------------------   ------------------------------
                        Gross      Fair       Fair       Gross      Fair       Fair       Gross      Fair       Fair
                       contract    value      value     contract    value      value     contract    value      value
                        amount     asset    liability    amount     asset    liability    amount     asset    liability
                       --------   -------   ---------   --------   -------   ---------   --------   -------   ---------
                                                                 ($ million)
Currency swaps.......    1,797         99       (107)     1,690         84       (119)     1,820        204        (64)
Forwards.............    4,046         63        (38)     4,816         43        (41)     5,145        252        (25)
Options..............    3,065         19        (15)     4,904         26        (27)     3,907        193        (10)
                       -------    -------    -------    -------    -------    -------    -------    -------    -------
                         8,908        181       (160)    11,410        153       (187)    10,872        649        (99)
                       =======    =======    =======    =======    =======    =======    =======    =======    =======

     The Group's foreign exchange management policy is to minimize economic exposures from currency movements against the US dollar. This is achieved by raising finance in US dollars, hedging with respect to the US dollar or swapping into US dollars where this achieves a lower cost of financing, and hedging

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED) significant non-dollar cash flows. Examples of significant non-dollar cash flows are sterling tax payments and capital expenditure and operational requirements of Exploration in the UK.

     Under currency swaps the counterparties initially exchange a principal amount in two currencies, agreeing to re-exchange the currencies at a future date and at the same exchange rate. In addition, interest payments in the respective currencies are exchanged at specified intervals over the term of the agreement. The Group's currency swaps have terms between one and seven years. The majority of the Group's currency swaps relate to major currencies such as Sterling, Deutschmarks, Swiss Francs and Japanese Yen.

     Currency forward contracts are commitments to purchase or sell an agreed amount of foreign currency at a specified exchange rate at a specified future date. The Group's forward contracts are generally settled over periods of up to one year.

     Currency options, which are normally directly negotiated, allow but do not require, the holder to buy from or sell to the writer an agreed amount of currency at a specified exchange rate within a stated period, and involve the initial payment or receipt of a premium. The Group's option contracts have an average term of less than one year.

     Included in currency options are currency cylinder option contracts. A cylinder is the purchase of an option to buy foreign currency and the simultaneous selling of an option to sell the same amount of foreign currency to BP Amoco at a different exchange rate. The effect is to limit the risk of both gain and loss. This is achieved at little or no cost as the symmetry of the options means that the premium paid for one option is balanced by the premium received from the sale of the other.

OIL AND NATURAL GAS PRICE RISK MANAGEMENT

     The Group enters into various types of oil and natural gas price contracts to manage its exposure to some movements in hydrocarbon prices as indicated in the following table. Contracts which are capable of being settled by delivery of oil, oil products or natural gas are excluded.

                              December 31, 1998                  December 31, 1997                  December 31, 1996
                       --------------------------------   --------------------------------   --------------------------------
                          Gross      Fair          Fair      Gross      Fair          Fair      Gross      Fair          Fair
                       contract     value         value   contract     value         value   contract     value         value
                         amount     asset   (liability)     amount     asset   (liability)     amount     asset   (liability)
                       --------   -------   -----------   --------   -------   -----------   --------   -------   -----------
                                                                    ($ million)
Oil
  Swaps..............      421         12          (5)        544         20         (25)      3,796         19         (66)
  Options............       --         --          --           1         --          --         581         --          (9)
  Futures............       70         --          --          83         --          --       1,107         --          --
                       -------    -------     -------     -------    -------     -------     -------    -------     -------
                           491         12          (5)        628         20         (25)      5,484         19         (75)
                       =======    =======     =======     =======    =======     =======     =======    =======     =======
Natural gas
  Swaps..............    1,478         48         (43)        719         20         (20)        716         30         (21)
  Options............       33          3          (1)         38         --          --          38         --          --
  Futures............       --         --          --           6         --          --          --         --          --
                       -------    -------     -------     -------    -------     -------     -------    -------     -------
                         1,511         51         (44)        763         20         (20)        754         30         (21)
                       =======    =======     =======     =======    =======     =======     =======    =======     =======

     The Group uses swaps, options and futures to hedge future purchases and sales of crude oil and refined oil products. The term of the oil price derivatives is usually less than one year. Natural gas swaps, options and futures are used to convert specific sales and purchase contracts from fixed prices to market

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED) prices. Swaps are also used to hedge exposure for price differentials between locations. The term of most natural gas price derivatives is less than one year, with some having terms of two years.

     Under swaps, BP Amoco agrees with other parties to pay or receive the difference between a fixed and variable price at a range of specified dates determined by reference to an agreed notional volume.

     The option and futures contracts are traded on regulated exchanges. Exchange-traded options allow, but do not require, the holder to either buy from or sell to the writer an agreed amount of futures contracts at a specified price at a specified future date. Futures are fixed price commitments to purchase or sell a contract, whose value is derived from the price of oil at a specified future date. Initial margin requirements and daily cash settlements for both these types of contracts are met either by bank guarantees or in cash. There is little credit risk under these contracts as regulated exchanges are the counterparties.

TRADING ACTIVITIES

     The Group maintains active trading positions in a variety of derivatives. This activity is undertaken in conjunction with risk management. Derivatives held for trading purposes are marked to market and any gain or loss recognized in the income statement. For traded derivatives, many positions have been neutralized, with trading initiatives being concluded by taking opposite positions to fix a gain or loss, thereby achieving a zero net market risk.

     The following table discloses the contract or notional amount and fair value of the derivatives held for trading purposes at December 31, 1998 and 1997 and the average fair value for the year.

                                       1998                                   1997                            1996
                       ------------------------------------   ------------------------------------   ----------------------
                                      Net         Average                    Net         Average                    Net
                        Gross     fair value    fair value     Gross     fair value    fair value     Gross     fair value
                       contract      asset         asset      contract      asset         asset      contract      asset
                        amount    (liability)   (liability)    amount    (liability)   (liability)    amount    (liability)
                       --------   -----------   -----------   --------   -----------   -----------   --------   -----------
                                                                   ($ million)
Interest rate
  contracts
  Swaps..............       --           --            --          50           --            --          --           --
  Futures............      185           --            (1)         42           --            --         220           --
  Options............        4           --            --         375           --            --          --           --
  Swaptions..........       --           --            (7)        280           (6)           (3)         --           --
                       -------      -------       -------     -------      -------       -------     -------      -------
                           189           --            (8)        747           (6)           (3)        220           --
                       =======      =======       =======     =======      =======       =======     =======      =======
Foreign exchange
  contracts
  Forwards...........    3,012           (9)           23       2,438            1            (2)      2,821           15
  Options............    6,429           --            (2)      1,656            1             3       1,999           (7)
                       -------      -------       -------     -------      -------       -------     -------      -------
                         9,441           (9)           21       4,094            2             1       4,820            8
                       =======      =======       =======     =======      =======       =======     =======      =======
Oil price contracts
  Swaps..............    3,460           11            54       4,011           46            24       2,770            3
  Futures............      413           --            --         608           --            --          83           --
  Options............      165           --            --          88           --            --           7           --
                       -------      -------       -------     -------      -------       -------     -------      -------
                         4,038           11            54       4,707           46            24       2,860            3
                       =======      =======       =======     =======      =======       =======     =======      =======

                          1996
                       -----------
                         Average
                       fair value
                          asset
                       (liability)
                       -----------
Interest rate
  contracts
  Swaps..............         --
  Futures............         --
  Options............         --
  Swaptions..........         --
                         -------
                              --
                         =======
Foreign exchange
  contracts
  Forwards...........          2
  Options............          2
                         -------
                               4
                         =======
Oil price contracts
  Swaps..............         34
  Futures............         --
  Options............         --
                         -------
                              34
                         =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 28 -- DERIVATIVE FINANCIAL INSTRUMENTS (CONCLUDED)
CONCENTRATIONS OF CREDIT RISK

     The primary activities of the Group are oil and gas exploration and production, oil refining and marketing and the manufacture and marketing of chemicals. The Group's principal customers, suppliers and financial institutions with which it conducts business are located throughout the world. The credit ratings of interest rate and currency swap counterparties are all of a quality equal to or better than BP Amoco's when agreed. The credit quality is actively managed over the life of the swap.

NOTE 29 -- CAPITAL AND RESERVES

                                                          Paid
                                                Share      in      Merger    Retained
                                               capital   surplus   reserve   earnings    Total
                                               -------   -------   -------   --------   -------
                                                                 ($ million)
At January 1, 1998..........................     4,330     3,777       650    33,853     42,610
Employee share schemes -- Amoco.............         8        --        97        --        105
Employee share schemes -- BP................         5       117        --       (42)        80
Share dividend plan -- BP...................        46       (46)       --     1,243      1,243
Share repurchases -- Amoco..................       (27)       --       (50)     (507)      (584)
Redenomination of BP shares into US
  dollars...................................       484      (484)       --        --         --
Profit for the year.........................        --        --        --     3,224      3,224
Dividends...................................        --        --        --    (4,121)    (4,121)
Exchange adjustment.........................        17        22        --        16         55
                                               -------   -------   -------   -------    -------
At December 31, 1998........................     4,863     3,386       697    33,666     42,612
                                               =======   =======   =======   =======    =======
At 1 January 1997...........................     4,382     3,733       673    32,230     41,018
Prior year adjustment -- change in
  accounting policy.........................        --        --        --     1,216      1,216
                                               -------   -------   -------   -------    -------
Restated....................................     4,382     3,733       673    33,446     42,234
Employee share schemes -- Amoco.............         8        --        92        --        100
Employee share schemes -- BP................        10       144        --        --        154
Share dividend plan -- BP...................        36       (36)       --       907        907
Share repurchases -- Amoco..................       (64)       --      (115)   (1,243)    (1,422)
Profit for the year.........................        --        --        --     5,676      5,676
Dividends...................................        --        --        --    (3,452)    (3,452)
Exchange adjustment.........................       (42)      (64)       --    (1,481)    (1,587)
                                               -------   -------   -------   -------    -------
At 31 December 1997.........................     4,330     3,777       650    33,853     42,610
                                               =======   =======   =======   =======    =======

     The movements in the Group's share capital during the year are set out above. All movements are quantified in terms of the number of BP Amoco shares issued or repurchased.

     EMPLOYEE SHARE SCHEMES. During the year 13,070,000 (1997 25,198,000) ordinary shares were issued under the BP employee share schemes and 16,763,000 (1997 15,209,000) under Amoco employee share option and other employee benefit schemes. Certain of these shares were issued via a QUEST. See Note 33 for further details.

     SHARE DIVIDEND PLAN. 110,285,000 (1997 87,179,000) ordinary shares were issued under the share dividend plan by capitalization of the paid in surplus.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 29 -- CAPITAL AND RESERVES (CONCLUDED)
     SHARE REPURCHASE. Prior to the announcement of the merger Amoco repurchased 54,901,000 shares (1997 128,366,000) for a total consideration of $584 million (1997 $1,422 million).

     REDENOMINATION OF BP SHARES INTO US DOLLARS. The increase in the nominal value of the ordinary shares for existing BP shareholders from 25 pence to 50 cents was effected by transferring $484 million from the paid in surplus.

NOTE 30 -- RETAINED EARNINGS

     Retained earnings of $33,666 million ($33,853 million at December 31, 1997 and $33,446 at December 31, 1996) include the following amounts, the distribution of which is limited by statutory or other restrictions:

                                                                        December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Parent company..............................................         16         16         17
Subsidiary undertakings.....................................      5,195      5,469      7,158
Associated undertakings.....................................      1,162      1,144      1,284
                                                                -------    -------    -------
                                                                  6,373      6,629      8,459
                                                                =======    =======    =======

     Cumulative net exchange losses of $453 million are included in retained earnings ($508 million losses at December 31, 1997 and $1,079 million gains at December 31, 1996).

     There were no unrealized currency translation differences for the year on long-term borrowings used to finance equity investments in foreign currencies (1997 unrealized losses of $2 million and 1996 unrealized losses of $2 million).

NOTE 31 -- ANALYSIS OF CONSOLIDATED STATEMENT OF CASH FLOWS

(I) RECONCILIATION OF HISTORICAL COST PROFIT BEFORE INTEREST AND TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                                   Year ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Historical cost profit before interest and tax..............      5,980      9,872     11,344
Depreciation and amounts provided...........................      5,301      5,117      5,426
Exploration expenditure written off.........................        373        365        574
Share of (profits) losses of joint ventures and associated
  undertakings..............................................     (1,102)      (777)      (663)
Interest and other income...................................       (272)      (255)      (247)
(Profit) loss on sale of businesses and fixed assets........       (963)      (563)       171
Charge for provisions.......................................        377        421        453
Utilization of provisions...................................       (460)      (401)      (460)
Decrease (increase) in inventories..........................        584      1,740     (1,261)
Decrease (increase) in receivables..........................      1,768      2,033     (3,551)
(Decrease) increase in payables.............................     (2,000)    (1,994)     1,893
                                                                -------    -------    -------
Net cash inflow from operating activities...................      9,586     15,558     13,679
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 31 -- ANALYSIS OF CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
(II) EXCEPTIONAL ITEMS

     The cash outflow relating to the merger expenses charged in 1998 was $32 million. The cash outflow in respect of the European refining and marketing joint venture implementation costs charged in 1996 was $122 million (1997 $307 million and 1996 $69 million). These amounts were included in the net cash inflow from operating activities.

(III) FINANCING

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Long-term borrowing.........................................     (2,196)    (1,179)      (398)
Repayments of long-term borrowing...........................      1,217        884      2,421
Short-term borrowing........................................       (513)    (1,285)    (1,503)
Repayments of short-term borrowing..........................        692      1,342        381
                                                                -------    -------    -------
                                                                   (800)      (238)       901
Issue of share capital......................................       (161)      (172)      (112)
Repurchase of share capital.................................        584      1,422         39
                                                                -------    -------    -------
Net cash (inflow) outflow...................................       (377)     1,012        828
                                                                =======    =======    =======

(IV) MANAGEMENT OF LIQUID RESOURCES

     Liquid resources comprise current asset investments which are principally commercial paper issued by other companies. The net cash inflow from the management of liquid resources was $596 million (1997 $167 million and 1996 $147 million).

(V) COMMERCIAL PAPER

     Net movements in commercial paper are included within short-term borrowings or repayment of short-term borrowings as appropriate.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 31 -- ANALYSIS OF CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
(VI) MOVEMENT IN NET DEBT

                                                                             Current
                                                   Finance                     asset        Net
                                                      debt       Cash    investments       debt
                                                   -------    -------    -----------    -------
                                                                   ($ million)
At January 1, 1998.............................    (12,877)       355          1,067    (11,455)
Net cash flow..................................       (800)        67           (596)    (1,329)
Other movements................................        (53)        --             --        (53)
Exchange adjustments...........................        (25)       (17)            (1)       (43)
                                                   -------    -------    -----------    -------
At December 31, 1998...........................    (13,755)       405            470    (12,880)
                                                   =======    =======    ===========    =======
At January 1, 1997.............................    (12,848)       347          1,233    (11,268)
Net cash flow..................................       (238)        33           (167)      (372)
Other movements................................        133         --              5        138
Exchange adjustments...........................         76        (25)            (4)        47
                                                   -------    -------    -----------    -------
At December 31, 1997...........................    (12,877)       355          1,067    (11,455)
                                                   =======    =======    ===========    =======
At January 1, 1996.............................    (13,602)       641          1,370    (11,591)
Net cash flow..................................        901       (304)          (147)       450
Other movements................................       (122)        --             --       (122)
Exchange adjustments...........................        (25)        10             10         (5)
                                                   -------    -------    -----------    -------
At December 31, 1996...........................    (12,848)       347          1,233    (11,268)
                                                   =======    =======    ===========    =======

NOTE 32 -- OPERATING LEASE COMMITMENTS

     Annual commitments under operating leases were as follows:

                                                                   December 31,
                                          ---------------------------------------------------------------
                                                 1998                  1997                  1996
                                          -------------------   -------------------   -------------------
                                           Land and              Land and              Land and
                                          buildings     Other   buildings     Other   buildings     Other
                                          ---------   -------   ---------   -------   ---------   -------
                                                                    ($ million)
Expiring within: 1 year.................        50        149         23        140         32        122
                  2 to 5 years..........        92        432        106        405         99        308
                  Thereafter............       174         99        165         74        175        185
                                          --------    -------   --------    -------   --------    -------
                                               316        680        294        619        306        615
                                          ========    =======   ========    =======   ========    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 32 -- OPERATING LEASE COMMITMENTS (CONCLUDED)
     The future minimum lease payments (after deducting related rental income from operating sub-leases of $466 million) were as follows:

                                                              December 31,
                                                                      1998
                                                              ------------
                                                               ($ million)
1999........................................................           909
2000........................................................           661
2001........................................................           578
2002........................................................           492
2003........................................................           316
Thereafter..................................................         1,868
                                                              ------------
                                                                     4,824
                                                              ============

NOTE 33 -- EMPLOYEE SHARE SCHEMES

     During 1998 BP and Amoco operated share schemes for their employees. However, the arrangements of the two companies differed reflecting market practice in the UK and the USA. Consequently the arrangements of each company are described separately. A review will be undertaken during 1999 in order to formulate an integrated employee share ownership strategy for BP Amoco. At the extraordinary general meeting in November 1998 shareholders approved a new discretionary share option plan (the BP Amoco Share Option Plan).

     BP offered its employees and those of most of its principal operating companies the opportunity to acquire a shareholding in the Company. Scheme design varied by country, reflecting local legislation, culture and employment practice. There were two categories of scheme: those which were generally available to most staff (e.g. the Participating and Savings Related Share Option Schemes in the UK) and those for defined categories of staff (e.g. the Executive Share Option Scheme (ESOS) for middle managers).

     Under participating schemes, the Company matched employees' own contributions of shares, all of which were then held for defined periods. With savings-related schemes, employees saved regularly toward the purchase of shares at a price fixed when their savings contract commenced. The ESOS offered middle managers the opportunity to exercise share options between the third and tenth anniversaries of the date of grant, at the market price set at the time of grant. Grants made since 1995 under the ESOS will not be exercisable until a performance condition has been satisfied. Before any options can be exercised, the Remuneration Committee will require the total return to shareholders (share price increase with all dividends reinvested) on an investment in BP Amoco shares to exceed the mean total return to shareholders of a representative group of UK companies by a margin set from time to time by the committee. The performance period for each grant will normally be three years.

     An Employee Share Ownership Plan (ESOP) has been established to acquire BP Amoco shares to satisfy future requirements of certain employee share schemes. Funding is provided to the ESOP by the Company. The assets and liabilities of the ESOP are recognized as assets and liabilities of the Company within these accounts. The ESOP has waived its rights to dividends.

     During 1998 the ESOP acquired a further 16,853,000 shares and released 4,259,000 shares for the participating share schemes. The cost of shares released for these schemes has been charged in these accounts. At December 31, 1998 the ESOP held 31,384,000 shares (December 31, 1997, 18,790,000 and December 31, 1996, nil).

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 33 -- EMPLOYEE SHARE SCHEMES (CONTINUED)
     In January 1998 BP established a Qualifying Employee Share Ownership Trust (QUEST) for the purpose of share option schemes for employees and executive directors of the Company and its subsidiaries. During the year, contributions of $42 million were made by the Company to the QUEST which, together with option-holder contributions, were used by the QUEST to subscribe for new ordinary shares at market price. The cost of this contribution has been transferred by the Company directly to retained profits and the excess of the subscription price over nominal value has increased the paid in surplus. At December 31, 1998, all the 4,825,188 ordinary shares issued to the QUEST had been transferred to option holders exercising options under the BP Group Savings Related Share Option Scheme.

     In Amoco stock options were used to a greater extent than in BP as an element of employee remuneration. Under the Amoco Stock Option Plan options were granted to key managerial and other eligible employees. The exercise price was the market price of Amoco stock on the date of grant. Options granted under the plans generally become exercisable one or two years after the date of grant and lapse on the tenth anniversary of the date of grant. There were no performance conditions. Following the merger outstanding Amoco stock options were converted into BP Amoco share options on the basis of the ratio of 3.97:1.

     In addition Amoco also had a Restricted Stock Grant Plan. This plan provided for the awarding of Amoco stock to selected employees and non-executive directors. Shares issued under the plan may not be sold or otherwise transferred for a minimum period as established at the time of grant.

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                     (Options thousands)
Employee share options granted during the year:
  BP Savings related and similar schemes....................      4,867      7,389      5,242
  BP ESOS...................................................      1,288      2,269      1,905
  Amoco Stock Option Plan...................................     30,348     26,991     22,168
                                                                -------    -------    -------
                                                                 36,503     36,649     29,315
                                                                =======    =======    =======

     The exercise prices for BP options granted during the year were $12.41 (4,773,000 options) and $11.68 (94,000 options) for savings-related and similar schemes and $14.04 (1,243,000 options) and $15.75 (45,000 options) for the ESOS. Amoco stock options were granted at an average price of $43.55 (1997 $44.90 and 1996 $36.61) which equates to a BP Amoco share price of $10.97 (1997 $11.31 and 1996 $9.22).

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                     (Shares thousands)
Shares issued in respect of options exercised during the
  year:
  BP Savings related and similar schemes....................      6,291     13,974      5,545
  BP ESOS...................................................      5,130      4,402      6,222
  Amoco Stock Option Plan...................................     15,317     14,197      9,671
                                                                -------    -------    -------
                                                                 26,738     32,573     21,438
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 33 -- EMPLOYEE SHARE SCHEMES (CONTINUED)
     In addition, 1,649,000 shares (1997, 6,822,000 shares and 1996, 8,240,000 shares) were issued under participating share schemes.

                                                             Years ended December 31,
                                                   --------------------------------------------
                                                           1998            1997            1996
                                                   ------------    ------------    ------------
Options outstanding:
  Options......................................     173,448,911     168,033,050     168,445,794
  Exercise period..............................       1999-2008       1998-2007       1997-2006
  Price........................................    $3.70-$15.75    $3.70-$11.95     $2.35-$8.28

     The following information is presented in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 123 -- 'Accounting for Stock-based Compensation' (SFAS 123).

     Share option transactions under employee share schemes are summarized as follows:

                                                        Years ended December 31,
                                ------------------------------------------------------------------------
                                         1998                     1997                     1996
                                ----------------------   ----------------------   ----------------------
                                              Weighted                 Weighted                 Weighted
                                               average                  average                  average
                                  Number of   exercise     Number of   exercise     Number of   exercise
                                     shares      price        shares      price        shares      price
                                -----------   --------   -----------   --------   -----------   --------
                                                   ($)                      ($)                      ($)
Outstanding at January 1......  168,033,050       7.71   168,445,794       6.50   165,136,286       5.91
Reinstated....................       16,743       5.64           960       7.44        31,641       5.24
Granted.......................   36,502,780      11.27    36,649,327      10.95    29,315,293       8.79
Exercised.....................  (26,737,746)      6.01   (32,572,683)      5.17   (21,437,745)      5.26
Stock appreciation rights
  exercised...................     (349,360)      5.11      (317,600)      4.80      (960,740)      4.48
Cancelled.....................   (4,016,556)      9.45    (4,172,748)      7.36    (3,638,941)      6.09
                                -----------              -----------              -----------
Outstanding at December 31....  173,448,911       8.68   168,033,050       7.71   168,445,794       6.50
                                ===========              ===========              ===========
Exercisable at December 31....  101,066,358               94,105,298               90,832,077
                                ===========              ===========              ===========
Available for grant at
  December 31.................  588,809,092              246,944,428              243,084,577
                                ===========              ===========              ===========

     Options outstanding at December 31, 1998 will be exercisable between 1999 and 2008.

     Available for grant figures for 1997 and 1996 are as previously reported for BP p.l.c.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 33 -- EMPLOYEE SHARE SCHEMES (CONCLUDED)
     For the share options outstanding and exercisable at December 31, 1998 the exercise price ranges and average remaining lives were:

                                                   Options outstanding            Options exercisable
                                            ----------------------------------   ----------------------
                                                           Weighted   Weighted                 Weighted
                                                            average    average                  average
                                              Number of   remaining   exercise     Number of   exercise
                                                 Shares        life      price        shares      price
                                            -----------   ---------   --------   -----------   --------
                                                            (years)        ($)                      ($)
Range of exercise prices
$3.70 -- $6.94............................   55,855,118        3.18       6.16    46,484,963       6.30
$7.01 -- $9.59............................   55,725,944        5.57       8.34    42,661,506       8.26
$10.04 -- $15.75..........................   61,867,849        8.45      11.30    11,919,885      11.35
                                            -----------   ---------   --------   -----------   --------
                                            173,448,911        5.83       8.69   101,066,354       7.72
                                            ===========   =========   ========   ===========   ========

     As allowed by SFAS 123 the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees'. In accordance with this accounting statement the Company does not recognize compensation expense on the grant of the options. Had compensation expense been determined based upon the fair value of the stock options at grant date consistent with the method of SFAS 123, the Company's net income and profit per Ordinary Share for 1998 would have been reduced by $47 million (1997 $43 million and 1996 $30 million) and 1 cent (1997 1 cent and 1996 1 cent), respectively.

     The weighted average fair value of BP share options granted in 1998 was $2.29 (1997 $2.97 and 1996 $2.37). The fair value of each option grant was estimated on the date of grant using a Black-Scholes option pricing model with the following assumptions for 1998, 1997 and 1996, respectively; risk-free interest rates of 6.0, 7.0 and 8.0%; dividend yield of 3%; expected lives of three to five years and volatility of 18%.

     The weighted average fair value of Amoco stock options granted in 1998 was $7.40 (1997 $8.41 and 1996 $6.78). On the basis of BP Amoco shares these equate to values of $1.86 (1997 $2.12 and 1996 $1.71). The fair value of each option grant was estimated on the date of grant using a Black-Scholes option pricing model with the following assumptions for 1998, 1997 and 1996, respectively; risk-free interest rates of 5.7, 6.7 and 6.1%, dividend yield of 4%, expected lives of six years and volatility of 17%, 17% and 19%.

     The effects of applying SFAS 123 for the proforma disclosures are not representative of the effects expected on reported net income and profit per Ordinary Share in future years, since the disclosures do not reflect compensation expense for options granted prior to 1995.

NOTE 34 -- LONG TERM PERFORMANCE PLAN

     During 1998 BP senior executives and executive directors participated in the Long Term Performance Plan (the Plan). This is an incentive scheme under which the Remuneration Committee may award shares to participants or fund the purchase of shares for participants if long-term targets are met. The Plan had replaced the granting of executive share options to those participants. For 1999, the Plan will be extended to cover senior executives and executive directors of the BP Amoco Group. Participants based in North America will continue to receive share options in line with local market practice.

     The cost of potential future awards is accrued over the three-year performance periods of the Plans. The amount charged in 1998 was $45 million (1997 $28 million 1996 $31 million).

     The value of awards under the 1995-7 Plan made in 1998 was $36 million (1994-6 Plan $28 million and 1991-5 Plan $57 million).

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 34 -- LONG TERM PERFORMANCE PLAN (CONCLUDED)
     Employee Share Ownership Plans (ESOPs) have been established to acquire BP Amoco shares to satisfy any awards made to participants under the Plan and then to hold them for the participants during the retention period of the Plan. In order to hedge the cost of potential future awards the ESOPs may, from time to time over the performance period of the Plans, purchase BP Amoco shares in the open market. Funding is provided to the ESOPs by the Company. The assets and liabilities of the ESOPs are recognized as assets and liabilities of the Company within these accounts. The ESOPs have waived their rights to dividends.

     At December 31, 1998 the ESOPs held 3,133,000 (1997 3,274,000 and 1996
1,296,000) shares for potential future awards.

NOTE 35 -- DIRECTORS' REMUNERATION

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                        ($ thousand)
Total for all directors
Emoluments (a)..............................................      6,870      8,264      7,235
Gains made on the exercise of share options.................        888        146      2,276
Amount awarded under long-term incentive schemes............      4,434      6,844     13,188
                                                                =======    =======    =======
Highest paid director
Emoluments..................................................      1,514      1,538      1,173
Gains made on the exercise of share options.................        806        105         --
Amounts awarded under long-term incentive schemes...........      1,331      1,346      2,677
Accrued pension at December 31..............................        626        554        406
                                                                =======    =======    =======

---------------

(a) Fees of $45,730 (1997 $60,680 and 1996 $51,480) in respect of Mr H M P
    Miles' services as a non-executive director were paid to his employer.

     As the merger between BP and Amoco occurred on December 31, 1998, the information shown for 1998, 1997 and 1996 is the remuneration of BP directors only.

EMOLUMENTS

     These amounts comprise fees paid to the chairman and non-executive directors, and, for executive directors, salary and benefits earned during the relevant financial year, plus bonuses awarded for the year.

PENSION CONTRIBUTIONS

     Six executive directors participate in a non-contributory pension scheme established for UK staff by a separate trust fund to which contributions are made by BP Amoco based on actuarial advice. There were no contributions to this pension scheme in 1998, 1997 or 1996.

NOTE 36 -- LOANS TO OFFICERS

     Miss J C Hanratty has a low interest loan of $43,000 made to her prior to her appointment as Company Secretary on October 1, 1994.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 37 -- EMPLOYEE COSTS AND NUMBERS

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
EMPLOYEE COSTS
Wages and salaries..........................................      4,995      5,114      4,560
Social security costs.......................................        412        388        410
Pension costs...............................................        139        141        266
                                                                -------    -------    -------
                                                                  5,546      5,643      5,236
                                                                =======    =======    =======

                                                                        December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
NUMBER OF EMPLOYEES
Exploration and Production..................................     18,800     19,150     18,300
Refining and Marketing (a)..................................     52,100     53,800     49,150
Chemicals...................................................     23,050     24,000     24,100
Other businesses and corporate..............................      2,700      3,850      3,350
                                                                -------    -------    -------
                                                                 96,650    100,800     94,900
                                                                =======    =======    =======

                                                    United   Rest of             Rest of
                                                   Kingdom    Europe       USA     World     Total
                                                   -------   -------   -------   -------   -------
AVERAGE NUMBER OF EMPLOYEES
1998
Exploration and Production.......................    4,050       900     7,900     6,200    19,050
Refining and Marketing (b).......................   10,300     9,700    23,600     9,150    52,750
Chemicals........................................    4,650     5,150    11,600     2,450    23,850
Other businesses and corporate...................      950       300     1,550       450     3,250
                                                   -------   -------   -------   -------   -------
                                                    19,950    16,050    44,650    18,250    98,900
                                                   =======   =======   =======   =======   =======
1997
Exploration and Production.......................    3,750       900     8,450     5,700    18,800
Refining and Marketing (b).......................    9,550    10,000    23,650     9,000    52,200
Chemicals........................................    5,000     4,650    11,850     2,550    24,050
Other businesses and corporate...................      900       200     1,950       600     3,650
                                                   -------   -------   -------   -------   -------
                                                    19,200    15,750    45,900    17,850    98,700
                                                   =======   =======   =======   =======   =======
1996
Exploration and Production.......................    3,450       950     8,950     5,100    18,450
Refining and Marketing...........................    7,550     9,650    22,850     8,200    48,250
Chemicals........................................    5,200     4,600    13,300     2,400    25,500
Other businesses and corporate...................      750       150     1,850       950     3,700
                                                   -------   -------   -------   -------   -------
                                                    16,950    15,350    46,950    16,650    95,900
                                                   =======   =======   =======   =======   =======

---------------

(a) Includes 17,300 (1997, 18,050) employees assigned to the BP/Mobil joint venture

(b) Includes 8,550 (1997, 7,850) employees assigned to the BP/Mobil joint venture in the UK and 9,350 (1997, 9,600) employees in the Rest of Europe.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 38 -- PENSIONS

     Most Group companies have pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The main plans provide benefits that are computed based on an employee's years of service and final pensionable salary. In most cases Group companies make contributions to separately administered trusts, based on advice from independent actuaries using actuarial methods, the objective of which is to provide adequate funds to meet pension obligations as they fall due. In certain countries the plans are unfunded and the accrued liabilities for pension benefits is included within other provisions.

     The net charge to income for pensions in 1998 was $139 million (1997 $141 million and 1996 $266 million). This was assessed in accordance with independent actuarial advice using the projected unit credit method for the Group's major pension plans.

     The principal assumptions used in calculating the credit/charge were in the following ranges:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
UK and other European plans:
Rate of return on assets....................................         7%       8.1%       8.3%
Discount rate...............................................         7%       8.1%       8.3%
Future salary increases.....................................       5.1%       5.9%       6.2%
Future pension increases....................................       3.2%       4.0%       4.3%
US plans:
Rate of return on assets....................................        10%        10%        10%
Discount rate...............................................       6.9%         7%         7%
Future salary increases.....................................       4.7%       4.7%       4.7%
Future pension increases....................................        nil        nil        nil

     At January 1, 1998 the date of the latest actuarial valuations or reviews, the market value of assets in the Group's major externally funded pension plans in the UK and the USA was $20,689 million ($17,988 million at January 1, 1997 and $15,631 million at January 1, 1996). The actuarial value of the assets of these plans represented 123% (1997 119% and 1996 115%) of the benefits that had accrued to members of those plans, after allowing for expected future increases in salaries.

     At December 31, 1998 the obligation for accrued benefits in respect of the principal unfunded plans in Europe was $1,714 million ($1,543 million at December 31, 1997 and $1,768 million at December 31, 1996). Of this amount, $1,345 million ($1,220 million at December 31, 1997 and $1,350 million at December 31, 1996) has been provided in these accounts.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 38 -- PENSIONS (CONTINUED)
     Further information in respect of the Group's principal defined benefit pension plans required under FASB Statement of Financial Accounting Standards No. 132 -- 'Employers' Disclosures about Pensions and Other Postretirement Benefits' is set out below.

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Principal plans:
  Service cost -- benefits earned during year...............        375        335        317
  Interest cost on projected benefit obligation.............      1,089      1,136      1,103
  Expected return on plan assets............................     (1,339)    (1,364)    (1,256)
  Amortization of transition asset..........................        (84)       (82)       (77)
  Recognized net actuarial gain.............................        (87)       (65)       (13)
  Recognized prior service cost.............................         14         30         28
  Curtailment and settlement................................         12          9          4
                                                                -------    -------    -------
                                                                    (20)        (1)       106
Other defined benefit plans.................................         51         39         55
Defined contribution schemes................................        108        103        105
                                                                -------    -------    -------
Total pension expense.......................................        139        141        266
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 38 -- PENSIONS (CONTINUED)

                                                  UK and other
                                                 European plans                   US plans
                                           ---------------------------   ---------------------------
                                              1998      1997      1996      1998      1997      1996
                                           -------   -------   -------   -------   -------   -------
                                                                  ($ million)
Benefit obligation at January 1..........   11,567    11,183    10,200     4,388     4,334     4,286
Service cost.............................      221       195       183       154       140       134
Interest cost............................      787       840       807       302       296       296
Plan amendments..........................       --        --        --        --      (100)       --
Settlement loss..........................       --        --        --        12         9       (12)
Actuarial loss...........................      518       383       (36)       60       166        40
Plan participants' contributions.........       20        13         9        --        --        --
Settlement payments......................       --        --        --       (26)      (16)       --
Benefit payments.........................     (619)     (666)     (544)     (466)     (441)     (410)
Exchange adjustment......................      176      (381)      564        --        --        --
                                           -------   -------   -------   -------   -------   -------
Benefit obligation at December 31........   12,670    11,567    11,182     4,424     4,388     4,334
                                           -------   -------   -------   -------   -------   -------
Fair value of plan assets at January 1...   15,915    13,762    11,756     4,774     4,226     3,875
Actual return on plan assets.............    2,456     2,903     1,367       833       914       651
Plan participants' contributions.........       20        13         9        --        --        --
Employer contributions...................        8         9         7       115        92       124
Settlement payments......................       --        --        --       (26)      (16)      (14)
Benefit payments.........................     (515)     (558)     (424)     (466)     (442)     (410)
Exchange adjustment......................      107      (214)    1,047        --        --        --
                                           -------   -------   -------   -------   -------   -------
Fair value of plan assets at December
  31.....................................   17,991    15,915    13,762     5,230     4,774     4,226
                                           -------   -------   -------   -------   -------   -------
Funded status............................    5,321     4,349     2,604       806       386      (108)
Unrecognized transition asset............     (318)     (394)     (453)      (32)      (47)      (62)
Unrecognized net actuarial (gain) loss...   (4,914)   (4,010)   (2,588)     (207)      138       591
Unrecognized prior service cost..........      111       125       143       (53)      (62)       19
                                           -------   -------   -------   -------   -------   -------
Net amount recognized....................      200        70      (294)      514       415       440
                                           =======   =======   =======   =======   =======   =======
Prepaid benefit cost.....................    1,545     1,290     1,055       656       528       550
Accrued benefit liability................   (1,644)   (1,479)   (1,659)     (190)     (161)      (71)
Intangible asset.........................      126       138       167        --        --        --
Accumulated other comprehensive income...      173       121       143        48        48       (39)
                                           -------   -------   -------   -------   -------   -------
                                               200        70      (294)      514       415       440
                                           =======   =======   =======   =======   =======   =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 38 -- PENSIONS (CONCLUDED)
     Major assumptions used to determine projected benefit obligations for the principal pension plans were as follows:

                                                                        December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
UK and other European plans:
Compensation increase.......................................       4.3%       5.1%       5.9%
Discount rate...............................................       6.1%         7%       8.1%
US plans:
Compensation increase.......................................       4.7%       4.7%       4.7%
Discount rate...............................................       6.5%       6.9%         7%

     Plan assets are held in equity securities, fixed income securities and real estate.

NOTE 39 -- OTHER POSTRETIREMENT BENEFITS

     Certain Group companies, principally in the United States, provide postretirement healthcare and life insurance benefits to their retired employees and dependants. The entitlement to these benefits is usually based on the employee remaining in service until retirement age and completion of a minimum period of service. The plans are partly funded and the accrued net liability for postretirement benefits is included within other provisions.

     The charge to income for postretirement benefits in 1998 of $101 million (1997 $110 million and 1996 $130 million) was assessed in accordance with independent actuarial advice using the projected unit credit method.

     At December 31, 1998 the independent actuaries have reassessed the obligation for postretirement benefits at $1,814 million ($1,709 million at December 31, 1997 and $1,704 million at December 31, 1996). The provision for postretirement benefits at December 31, 1998 was $2,311 million ($2,348 million at December 31, 1997 and $2,353 million at December 31, 1996).

     The discount rate used to assess the obligation at December 31, 1998 was 6.5% (6.9% at December 31, 1997 and 7.0% at December 31, 1996). The assumed future healthcare cost trend rate for 1999 are 5% to 7.6% for beneficiaries aged under 65 and 5% to 6.5% for beneficiaries aged over 65, which reduce to 5% for both age groups in the year 2002 and for subsequent years.

     Further information presented in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 132 -- 'Employers' Disclosures about Pensions and Other Postretirement Benefits' is set out below.

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Service cost -- benefits earned during year.................         39         40         45
Interest cost on projected benefit obligation...............        114        116        126
Expected return on plan assets..............................         (1)        --         --
Recognized net actuarial gain...............................        (28)       (24)       (19)
Amortization of prior service cost recognized...............        (23)       (22)       (22)
                                                                -------    -------    -------
Postretirement benefit expense..............................        101        110        130
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 39 -- OTHER POSTRETIREMENT BENEFITS (CONCLUDED)

                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                   ($ million)
Benefit obligation at January 1.............................      1,709      1,704      1,858
Service cost................................................         39         40         45
Interest cost...............................................        114        116        126
Settlement (gain) loss......................................         --         --        (12)
Actuarial (gain) loss.......................................         52        (51)      (220)
Benefit payments............................................       (100)      (100)       (78)
Curtailment (gain) loss.....................................         --         --        (15)
                                                                -------    -------    -------
Benefit obligation at December 31...........................      1,814      1,709      1,704
                                                                -------    -------    -------
Fair value of plan assets at January 1......................         --         --         --
Actual return on plan assets................................          9         --         --
Employer contributions......................................         40         --         --
                                                                -------    -------    -------
Fair value of plan assets at December 31....................         49         --         --
                                                                -------    -------    -------
Funded status...............................................     (1,765)    (1,709)    (1,704)
Unrecognized net actuarial gain.............................       (382)      (452)      (434)
Unrecognized prior service cost.............................       (164)      (187)      (239)
                                                                -------    -------    -------
Provision for postretirement benefits.......................     (2,311)    (2,348)    (2,377)
                                                                =======    =======    =======

     The assumed healthcare cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects:

                                                                  1-Percentage      1-Percentage
                                                                point increase    point decrease
                                                                --------------    --------------
                                                                          ($ million)
Effect on total of service and interest cost in 1998........                20               (16)
Effect on postretirement obligation at December 31, 1998....               180              (149)

NOTE 40 -- CONTINGENT LIABILITIES

     There were contingent liabilities at December 31, 1998 in respect of guarantees and indemnities entered into as part of, and claims arising from, the ordinary course of the Group's business, upon which no material losses are likely to arise.

     Approximately 200 lawsuits were filed in State and Federal Courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon, Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the seven oil companies which own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP Amoco owns a 50% interest in Alyeska through a subsidiary of BP America Inc. Alyeska and its owners have settled all of the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages which it has incurred. If any claims are asserted by Exxon which affect Alyeska and its owners, BP Amoco would defend the claims vigorously.

     The Internal Revenue Service (IRS) has challenged the application of certain foreign income taxes as credits against BP Amoco Corporation's US taxes that otherwise would have been payable for the years 1980 to 1992. On June 18, 1992, the IRS issued a statutory Notice of Deficiency for additional taxes in the amount of $466 million, plus interest, relating to 1980 to 1982. BP Amoco filed a petition in the US Tax

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 40 -- CONTINGENT LIABILITIES (CONCLUDED)
Court contesting the IRS statutory Notice of Deficiency. Trial on the matter was held in April 1995, and a decision was rendered by the US Tax Court in March 1996, in BP Amoco's favor. The IRS has appealed the Tax Court's decision to the US Court of Appeals for the Seventh Circuit and on March 11, 1998 the Seventh Circuit affirmed the Tax Court's prior decision. A comparable adjustment of foreign tax credits for each year has been proposed for the years 1983 to 1992 based upon subsequent IRS audits. BP Amoco Corporation believes that the foreign income taxes have been reflected properly in its US federal tax returns. Consequently, this dispute is not expected to have a material adverse effect on liquidity, results of operations, or the financial position of the Group.

     The Group is subject to numerous national and local environmental laws and regulations concerning its products, operations and other activities. These laws and regulations may require the Group to take future action to remediate the effects on the environment of prior disposal or release of chemical or petroleum substances by the Group or other parties. Such contingencies may exist for various sites including refineries, chemical plants, oil fields, service stations, terminals and waste disposal sites. In addition, the Group may have obligations relating to prior asset sales or closed facilities. The ultimate requirement for remediation and its cost is inherently difficult to estimate. However, the estimated cost of known environmental obligations has been provided in these accounts in accordance with the Group's accounting policies. While the amounts of future costs could be significant and could be material to the Group's results of operations in the period in which they are recognized, BP Amoco does not expect these costs to have a material effect on the Group's financial position or liquidity.

NOTE 41 -- JOINT VENTURES AND ASSOCIATED UNDERTAKINGS

     Summarized financial information for the Group's share of its joint ventures is shown below. In 1996 there were no relevant joint ventures. The principal joint venture is the pan-European refining and marketing joint venture with Mobil, which is jointly controlled. The other significant joint ventures of the BP Amoco Group at December 31, 1998 are shown in Note 48.

                                                                  December 31,
                                                                ----------------
                                                                  1998      1997
                                                                ------    ------
                                                                  ($ million)
Turnover....................................................    15,428    16,804
                                                                ------    ------
Profit for the period before tax............................       546       221
                                                                ------    ------
Profit for the period after tax.............................       561       221
                                                                ------    ------
Fixed assets................................................     5,681     5,349
Current assets..............................................     3,372     3,798
                                                                ------    ------
                                                                 9,053     9,147
Liabilities due within one year.............................     3,586     2,993
Liabilities due after one year..............................       462       530
                                                                ------    ------
                                                                 5,005     5,624
                                                                ======    ======

     Within the BP/Mobil joint venture BP Amoco operates and has a 70% interest in the fuels refining and marketing operation and has a 49% interest in the lubricants business. Funding is provided to the joint venture by both BP Amoco and Mobil in proportion to their respective interests as required. Surplus cash in the joint venture is returned to BP Amoco and Mobil on a regular, usually daily, basis.

     BP Amoco has made available to the joint venture on a long-term basis the tangible fixed assets formerly used by its European refining and marketing operations. Staff working for the fuels business are

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 41 -- JOINT VENTURES AND ASSOCIATED UNDERTAKINGS (CONCLUDED)
BP Amoco employees, while those working for the lubricants business are Mobil employees. Staff costs for BP Amoco employees were $902 million (1997 $889 million).

     During the year the BP Amoco Group sold crude oil and products totalling $2,264 million (1997 $3,126 million) to the BP/Mobil joint venture and purchased crude oil and products totalling $1,335 million (1997 $1,963 million). At December 31, 1998 the outstanding balances receivable and payable were $351 million (December 31, 1997 $526 million) and $144 million (December 31, 1997 $241 million) respectively. In addition there were net receipts of $675 million (December 31, 1997 advances of $367 million) outstanding at December 31, 1998.

     The more significant associated undertakings of the BP Amoco Group at December 31, 1998 are shown in Note 48.

     During the year the BP Amoco Group purchased crude oil from two associated undertakings, Abu Dhabi Marine Areas and Abu Dhabi Petroleum to the value of $715 million (1997 $1,014 million and 1996 $1,055 million). At December 31, 1998 $45 million (December 31, 1997 $93 million and December 31, 1996 $90 million) was payable in respect of these purchases.

     During the year the BP Amoco Group sold chemical feedstocks totalling $395 million (1997 $549 million and 1996 $487 million) to Erdolchemie, an associated undertaking, and bought petrochemicals, mainly polyethylene, to the value of $76 million (1997 $64 million and 1996 $396 million). At December 31, 1998 the outstanding balance receivable from Erdolchemie was $1 million (December 31, 1997 $5 million and December 31, 1996 $69 million). At December 31, 1996 there was an amount payable to Erdolchemie of $15 million.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 42 -- OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (a)

CAPITALIZED COSTS AT DECEMBER 31

                                            United    Rest of               Rest of
                                           Kingdom     Europe        USA      World      Total
                                           -------    -------    -------    -------    -------
                                                               ($ million)
1998
Gross capitalized costs:
  Proved properties....................     23,290      2,934     35,383     15,078     76,685
  Unproved properties..................        400         76        890      1,915      3,281
                                           -------    -------    -------    -------    -------
                                            23,690      3,010     36,273     16,993     79,966
Accumulated depreciation (b)...........     12,670      1,865     20,741      8,183     43,459
                                           -------    -------    -------    -------    -------
Net capitalized costs..................     11,020      1,145     15,532      8,810     36,507
                                           =======    =======    =======    =======    =======
1997
Gross capitalized costs:
  Proved properties....................     21,250      2,917     34,166     14,137     72,470
  Unproved properties..................        323         55        914      1,776      3,068
                                           -------    -------    -------    -------    -------
                                            21,573      2,972     35,080     15,913     75,538
Accumulated depreciation (b)...........     10,975      1,736     20,924      7,889     41,524
                                           -------    -------    -------    -------    -------
Net capitalized costs..................     10,598      1,236     14,156      8,024     34,014
                                           =======    =======    =======    =======    =======
1996
Gross capitalized costs:
  Proved properties....................     19,975      3,031     32,403     13,540     68,949
  Unproved properties..................        343         50        871      1,809      3,073
                                           -------    -------    -------    -------    -------
                                            20,318      3,081     33,274     15,349     72,022
Accumulated depreciation (b)...........      9,873      1,765     18,902      8,157     38,697
                                           -------    -------    -------    -------    -------
Net capitalized costs..................     10,445      1,316     14,372      7,192     33,325
                                           =======    =======    =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 42 -- OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (a) (CONTINUED) COSTS INCURRED FOR THE YEAR ENDED DECEMBER 31

                                            United    Rest of               Rest of
                                           Kingdom     Europe        USA      World      Total
                                           -------    -------    -------    -------    -------
                                                               ($ million)
1998
Acquisition of properties:
  Proved...............................         --         --          3         54         57
  Unproved.............................         --          1         58         62        121
                                           -------    -------    -------    -------    -------
                                                --          1         61        116        178
Exploration and appraisal costs (c)....        177        106        476        764      1,523
Development costs......................      1,432        100      1,670      1,569      4,771
                                           -------    -------    -------    -------    -------
Total costs............................      1,609        207      2,207      2,449      6,472
                                           =======    =======    =======    =======    =======
1997
Acquisition of properties:
  Proved...............................         --         95          7          7        109
  Unproved.............................         15          3        121         26        165
                                           -------    -------    -------    -------    -------
                                                15         98        128         33        274
Exploration and appraisal costs (c)....        192        133        524        942      1,791
Development costs......................      1,463        161      1,744      1,714      5,082
                                           -------    -------    -------    -------    -------
Total costs............................      1,670        392      2,396      2,689      7,147
                                           =======    =======    =======    =======    =======
1996
Acquisition of properties:
  Proved...............................         --         22        113         33        168
  Unproved.............................         --         --        106        114        220
                                           -------    -------    -------    -------    -------
                                                --         22        219        147        388
Exploration and appraisal costs (c)....        167        103        543        837      1,650
Development costs......................      1,622        228      1,502      1,262      4,614
                                           -------    -------    -------    -------    -------
Total costs............................      1,789        353      2,264      2,246      6,652
                                           =======    =======    =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 42 -- OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (a) (CONTINUED) RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31

                                            United    Rest of               Rest of
                                           Kingdom     Europe        USA      World      Total
                                           -------    -------    -------    -------    -------
                                                               ($ million)
1998
Turnover (d):
  Third parties........................      1,063         73      2,782      2,133      6,051
  Sales between businesses.............      2,481        520      2,027        905      5,933
                                           -------    -------    -------    -------    -------
                                             3,544        593      4,809      3,038     11,984
                                           -------    -------    -------    -------    -------
Exploration expense....................        134         89        240        458        921
Production costs.......................        878        146      1,548        888      3,460
Production taxes.......................         15          6        233        320        574
Other costs (income) (e)...............        (50)       (18)       780        384      1,096
Depreciation and amounts provided......      1,183        169      1,168      1,072      3,592
                                           -------    -------    -------    -------    -------
                                             2,160        392      3,969      3,122      9,643
                                           -------    -------    -------    -------    -------
Profit (loss) before taxation (f)......      1,384        201        840        (84)     2,341
Allocable taxes........................        378         79        111        115        683
                                           -------    -------    -------    -------    -------
Results of operations..................      1,006        122        729       (199)     1,658
                                           =======    =======    =======    =======    =======
1997
Turnover (d):
  Third parties........................      2,680        559      5,639      1,553     10,431
  Sales between businesses.............      1,817        341      1,132      2,884      6,174
                                           -------    -------    -------    -------    -------
                                             4,497        900      6,771      4,437     16,605
                                           -------    -------    -------    -------    -------
Exploration expense....................        156         79        273        454        962
Production costs.......................        743        176      1,378        944      3,241
Production taxes.......................        283         19        446        536      1,284
Other costs (income) (e)...............         50        (11)       720        690      1,449
Depreciation...........................      1,236        185      1,163        707      3,291
                                           -------    -------    -------    -------    -------
                                             2,468        448      3,980      3,331     10,227
                                           -------    -------    -------    -------    -------
Profit before taxation (f).............      2,029        452      2,791      1,106      6,378
Allocable taxes........................        655        206        896        501      2,258
                                           -------    -------    -------    -------    -------
Results of operations..................      1,374        246      1,895        605      4,120
                                           =======    =======    =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 42 -- OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (a) (CONTINUED)

                                            United    Rest of               Rest of
                                           Kingdom     Europe        USA      World      Total
                                           -------    -------    -------    -------    -------
                                                               ($ million)
1996
Turnover (d):
  Third parties........................      2,708        371      5,999      1,869     10,947
  Sales between businesses.............      2,304        342      1,134      2,884      6,664
                                           -------    -------    -------    -------    -------
                                             5,012        713      7,133      4,753     17,611
                                           -------    -------    -------    -------    -------
Exploration expense....................        161         90        284        462        997
Production costs.......................        811        142      1,253        789      2,995
Production taxes.......................        450         15        503        605      1,573
Other costs (income) (e)...............        161        (25)       973        701      1,810
Depreciation...........................      1,372        176      1,159        686      3,393
                                           -------    -------    -------    -------    -------
                                             2,955        398      4,172      3,243     10,768
                                           -------    -------    -------    -------    -------
Profit before taxation (f).............      2,057        315      2,961      1,510      6,843
Allocable taxes........................        700        199      1,086        690      2,675
                                           -------    -------    -------    -------    -------
Results of operations..................      1,357        116      1,875        820      4,168
                                           =======    =======    =======    =======    =======

---------------

     The Group's share of associated undertakings results of operations in 1998 was a profit of $40 million (1997 profit $13 million and 1996 $1 million loss) after adding a tax credit of $19 million (1997 and 1996 nil).

     The Group's share of associated undertakings net capitalized costs at December 31, 1998 was $2,212 million (December 31, 1997 $2,662 million and December 31, 1996 nil).

     The Group's share of associated undertakings costs incurred in 1998 was $282 million (1997 $1,349 million and 1996 nil).

(a) Information given in this note relates to the Group's oil and natural gas activities. Midstream activities of natural gas gathering and distribution and the operation of the main pipelines and tankers are excluded. The main midstream activities are the Alaskan transportation facilities, the Forties Pipeline system, the Central Area Transmission system and Ruhrgas gas distribution operations. Profits on sale of businesses and fixed assets relating to the oil and natural gas exploration and production activities which have been accounted as exceptional items are also excluded.

(b) Accumulated depreciation consists of depreciation, depletion and amortization related to oil and natural gas producing activities.

(c) Exploration and appraisal drilling expenditure and licence acquisition costs are initially capitalized within intangible fixed assets in accordance with the Group's accounting policy.

(d) Turnover represents sales of production excluding royalty oil where royalty is payable in kind.

(e) Includes cost of royalty oil not taken in kind and property taxes.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 42 -- OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (a) (CONCLUDED)
(f) The exploration and production total replacement cost operating profit comprises:

                                                                 Years ended December 31,
                                                                --------------------------
                                                                  1998      1997      1996
                                                                ------    ------    ------
                                                                       ($ million)
Exploration and production activities
  Group.....................................................    2,341     6,378     6,843
  Associated undertakings...................................       21        13        (1)
Midstream activities........................................      869       994       921
                                                                -----     -----     -----
Total replacement cost operating profit.....................    3,231     7,385     7,763
                                                                =====     =====     =====

NOTE 43 -- NEW ACCOUNTING STANDARD

     With effect from January 1, 1998 the BP Amoco Group has adopted FRS9. This has four effects:

(a) The BP/Mobil joint venture and Crescendo Resources are accounted for using the gross equity method rather than by proportional consolidation. This change has reduced the amounts reported against most income statement, balance sheet and cash flow statement captions. Profit for the year and net assets are unaffected by this change in treatment.

(b) Altura Energy is consolidated rather than being accounted for by proportional consolidation. This change has increased the amounts reported against most income statement, balance sheet and cash flow statement captions and creates a minority shareholder interest in the income statement and balance sheet. Profit for the period and BP Amoco shareholders' interest are unaffected by this change in treatment.

(c) Pan American Energy and Empresa Petrolera Chaco are treated as joint ventures rather than associates and are accounted for by the gross equity method rather than the equity method. Profit for the period and net assets are unaffected by this change in treatment.

(d) Income from associated undertakings and joint ventures is shown before charging interest expense. Interest expense for associated undertakings and joint ventures is now included in the total interest expense reported. Interest expense for associated undertakings which would have been charged against replacement cost operating profit in 1996, 1997 and the corresponding amounts for 1998 are shown below.

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
    Exploration and Production..............................         58          6         11
    Refining and Marketing..................................         22          7          6
    Chemicals...............................................         66         55         44
    Other businesses and corporate..........................         16         15          7
                                                                -------    -------    -------
                                                                    162         83         68
                                                                =======    =======    =======

     Information for 1997 and 1996 has been restated to conform with the 1998 presentation prior to the adoption of FRS12 -- See Note 45. A summarized income statement, balance sheet and cash flow statement for 1997 for BP Amoco on a FRS9 basis and as would have been prepared previously are shown below.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 43 -- NEW ACCOUNTING STANDARD (CONTINUED)
     As the BP/Mobil joint venture, Crescendo Resources, Altura Energy, Pan American Energy and Empresa Petrolera Chaco were set up or acquired in 1997, financial information for 1996 is unaffected by the adoption of FRS9 except for the reclassification of interest expense in note (d) above.

INCOME STATEMENT

                                                                      Year ended
                                                                   December 31, 1997
                                                                -----------------------
                                                                               Pre FRS9
                                                                Restated(a)    --------
                                                                      ($ million)
TURNOVER....................................................      108,564      103,418
Less: Joint ventures........................................       16,804           --
                                                                  -------      -------
GROUP TURNOVER..............................................       91,760      103,418
                                                                  -------      -------
TOTAL REPLACEMENT COST OPERATING PROFIT.....................       10,583       10,357
Profit on sale of businesses................................          127          127
Profit on sale of fixed assets..............................          313          313
Refinery network rationalization............................           71           71
                                                                  -------      -------
REPLACEMENT COST PROFIT BEFORE INTEREST AND TAX.............       11,094       10,868
Inventory holding gains (losses)............................         (939)        (939)
                                                                  -------      -------
HISTORICAL COST PROFIT BEFORE INTEREST AND TAX..............       10,155        9,929
Interest expense............................................          908          825
                                                                  -------      -------
PROFIT BEFORE TAXATION......................................        9,247        9,104
Taxation....................................................        3,066        3,066
                                                                  -------      -------
PROFIT AFTER TAXATION.......................................        6,181        6,038
Minority shareholders' interest.............................          151            8
                                                                  -------      -------
PROFIT FOR THE YEAR.........................................        6,030        6,030
                                                                  =======      =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 43 -- NEW ACCOUNTING STANDARD (CONTINUED)
BALANCE SHEET

                                                                   December 31, 1997
                                                                -----------------------
                                                                               Pre FRS9
                                                                Restated(a)    --------
                                                                      ($ million)
FIXED ASSETS
  Intangible assets.........................................        2,582        2,723
  Tangible assets...........................................       52,263       54,637
  Investments...............................................       10,376        5,899
                                                                  -------      -------
TOTAL FIXED ASSETS..........................................       65,221       63,259
                                                                  -------      -------
CURRENT ASSETS
  Inventories...............................................        4,923        6,399
  Trade receivables and other receivables...................       14,381       16,075
  Investments...............................................        1,067        1,067
  Cash at bank and in hand..................................          355          354
                                                                  -------      -------
                                                                   20,726       23,895
CURRENT LIABILITIES -- AMOUNTS FALLING DUE WITHIN ONE YEAR
  Finance debt..............................................        2,856        2,856
  Trade payables, other accounts payable and accrued
     liabilities............................................       17,671       19,863
                                                                  -------      -------
NET CURRENT ASSETS..........................................          199        1,176
                                                                  -------      -------
TOTAL ASSETS LESS CURRENT LIABILITIES.......................       65,420       64,435
NONCURRENT LIABILITIES
  Finance debt..............................................       10,021       10,021
  Accounts payable and accrued liabilities..................        2,562        2,569
PROVISIONS FOR LIABILITIES AND CHARGES......................        9,989        9,873
                                                                  -------      -------
NET ASSETS..................................................       42,848       41,972
Minority shareholders' interest.............................        1,100          224
                                                                  -------      -------
BP AMOCO SHAREHOLDERS' INTEREST.............................       41,748       41,748
                                                                  =======      =======
REPRESENTED BY CAPITAL AND RESERVES:
Capital shares..............................................        4,330        4,330
Reserves....................................................       37,418       37,418
                                                                  -------      -------
                                                                   41,748       41,748
                                                                  =======      =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 43 -- NEW ACCOUNTING STANDARD (CONCLUDED)
CASH FLOW STATEMENT

                                                                      Year ended
                                                                   December 31, 1997
                                                                -----------------------
                                                                               Pre FRS9
                                                                Restated(a)    --------
                                                                      ($ million)
Net cash inflow from operating activities...................       15,558       15,734
Dividends from joint ventures and associated undertakings...          741           --
Net cash outflow from servicing of finance and returns on
  investments...............................................         (655)        (650)
Tax paid....................................................       (2,273)      (2,273)
Net cash outflow for capital expenditure....................       (7,432)      (7,902)
Net cash outflow for acquisitions and disposals.............       (2,624)      (1,595)
Equity dividends paid.......................................       (2,437)      (2,437)
                                                                  -------      -------
NET CASH INFLOW.............................................          878          877
                                                                  =======      =======
Financing...................................................        1,012        1,012
Management of liquid resources..............................         (167)        (167)
Increase in cash............................................           33           32
                                                                  -------      -------
                                                                      878          877
                                                                  =======      =======

------------

(a)  Restated prior to the adoption of FRS12 -- See Note 45.

NOTE 44 -- MERGER ACCOUNTING

     The financial statements have been prepared using the merger method of accounting in relation to the merger of BP and Amoco. Under merger accounting, the results and cash flows of BP and Amoco are combined from the beginning of the financial period in which the merger occurred and their assets and liabilities combined at the amounts at which they were previously recorded after adjusting to achieve consistency of accounting policies. Income statement, balance sheet and cash flow comparatives are restated on the combined basis.

     The merger became effective on December 31, 1998. As both BP and Amoco had financial year ends of December 31, income statements for each company for the year ended December 31, 1998 are presented below together with their respective balance sheets at December 31, 1998.

     On December 31, 1998 the Company issued 3,797,071,800 ordinary shares with a nominal value of $1,898,535,900 and a fair value of $56,943,166,956 to Amoco shareholders under the terms of the merger agreement between BP and Amoco. Following the merger, former BP shareholders held 5,885,938,223 shares. Assuming conversion of all outstanding BP share options and Amoco stock options into shares on that date and excluding shares held by the respective companies, the ownership interests of former BP and Amoco shareholders in the combined company were 59.98% and 40.02% respectively.

     The following information is set out below:

(a) The nature and the amount of the accounting adjustments made to align Amoco's accounting policies with those of BP.

(b) Income statements and statements of total recognized gains and losses of BP and Amoco for the current and prior year.

(c) Balance sheets of BP and Amoco at December 31, 1998, December 31, 1997 and December 31, 1996.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 44 -- MERGER ACCOUNTING (CONTINUED)
     Reclassifications have been made to the Amoco historical financial information presented under US generally accepted accounting principles (US
GAAP) to conform to BP's presentation under UK generally accepted accounting practice (UK GAAP).

UK GAAP ADJUSTMENTS TO AMOCO HISTORICAL FINANCIAL STATEMENTS

     Amoco prepared its financial statements in accordance with US GAAP. The income statements and balance sheets of Amoco have been restated to conform with BP accounting policies under UK GAAP by giving effect to the following adjustments:

(a)  CONSOLIDATION BASES

     Under US GAAP, certain oil and natural gas joint ventures are proportionately consolidated, whereas under UK GAAP the joint ventures would either be equity accounted or consolidated depending on the ownership interest. Amoco's joint ventures were set up in early 1997.

     This adjustment does not alter profit for the year or net assets, but does change the amounts reported against a number of income statement and balance sheet captions; including creating a minority shareholders' interest of $59 million (1997 $143 million and 1996 nil) in the income statement and of $826 million (1997 $876 million and 1996 nil) in the balance sheet for 1998.

(b) INVENTORY ACCOUNTING

     Amoco carried inventories at the lower of current market values or cost. Cost is determined under the last-in, first-out (LIFO) method for the majority of inventories of crude oil, petroleum products and chemical products. The costs of remaining inventories are determined on the first-in, first-out (FIFO) or average cost methods. BP carried inventories at the lower of cost or net realizable value. Cost to BP is determined using the FIFO method. Cost of sales determined on a FIFO basis is adjusted to a replacement cost basis, i.e. to reflect the average cost of supplies incurred during the year, by excluding inventory holding gains and losses.

     As a result of this adjustment replacement cost of sales for 1998 is reduced by $7 million (1997 increased by $130 million and 1996 increased by $195 million); there are inventory holding losses of $415 million (1997 $419 million loss and 1996 $545 million gain); profit for the year is reduced by $408 million (1997 reduced by $549 million and 1996 increased by $350 million). The carrying value of inventory is increased by $549 million in 1998 (1997 $955 million and 1996 $1,506 million).

(c)  DEFERRED TAXATION

     Under the UK GAAP restricted liability method, deferred taxation is only provided for where timing differences are expected to reverse in the forseeable future. For US GAAP under the liability method, deferred taxation is provided for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

     This adjustment increases the charge for taxation in 1998 by $76 million (1997 $110 million increase and 1996 $3 million decrease) and reduces the profit for the year by the same amount.

     The provision for deferred taxation in the balance sheet is reduced by $1,761 million in 1998 (1997 $1,534 million and 1996 $1,690 million).

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 44 -- MERGER ACCOUNTING (CONTINUED)
(d) FOREIGN CURRENCY TRANSLATION

     BP considered that the functional currency of its non-UK operations is the local currency except for certain exploration and production operations where the US dollar is the functional currency. Amoco considered the functional currency of substantially all of its operations to be the US dollar. Where there is a difference between the two companies in terms of functional currency, the functional currency of Amoco's operations has been changed to the local currency.

     The retranslation of Amoco's assets and liabilities resulting from this gives rise to currency translation differences.

     The net effects of this adjustment are to increase profit for the year by $11 million (1997 reduce by $82 million and 1996 increase by $73 million) and to reduce net assets by $633 million in 1998 (1997 $583 million and 1996 $286 million).

(e) EXCEPTIONAL ITEMS

     Under UK GAAP, certain exceptional items should be shown separately on the face of the income statement after operating profit. Under US GAAP these items would be classified as operating income or expenses.

     For 1998 there were profits on the sale of businesses of $8 million (1997 $117 million and 1996 $144 million) and on the sale of fixed assets of $312 million (1997 $495 million profit and 1996 $42 million loss) and merger expenses of $119 million.

(f)  EQUITY ACCOUNTING

     UK GAAP requires the operating profit or loss, exceptional items and interest expense and taxation of associated undertakings and joint ventures to be shown separately from those of the Group. For US GAAP, the after-tax profits or losses (i.e. operating results after exceptional items, interest expense and taxation) should be included in the income statement as a single line item.

     UK GAAP requires the investor's share of the gross assets and gross liabilities of the joint venture to be shown on the face of the balance sheet, whereas under US GAAP the net investment should be included as a single line item.

     This adjustment has no overall effect on profit for the year or net assets.

(g) SALE AND LEASEBACK

     The sale and leaseback of the Amoco building in Chicago, Illinois in 1998 is treated as a sale for UK GAAP whereas for US GAAP it is treated as a financing transaction. The effect of this adjustment is to increase exceptional items and profit for the year by $211 million. Net assets are increased by $211 million.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 44 -- MERGER ACCOUNTING (CONTINUED)
INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 1998

                                                              US/UK                            Total
                                                 Amoco         GAAP      Amoco             Pre FRS12
                                               US GAAP   adjustment    UK GAAP        BP    BP Amoco
                                              --------   ----------   --------   -------   ---------
                                                                   ($ million)
TURNOVER....................................    26,695         (36)     26,659    57,073     83,732
Less: Joint ventures........................        --         348         348    15,080     15,428
                                              --------   ---------    --------   -------   --------
GROUP TURNOVER..............................    26,695        (384)     26,311    41,993     68,304
Replacement cost of sales...................    21,750         (87)     21,663    34,691     56,354
Production taxes............................       149          18         167       437        604
                                              --------   ---------    --------   -------   --------
GROSS PROFIT................................     4,796        (315)      4,481     6,865     11,346
Distribution and administration expenses....     2,543         (77)      2,466     3,578      6,044
Exploration expense.........................       658          --         658       263        921
                                              --------   ---------    --------   -------   --------
                                                 1,595        (238)      1,357     3,024      4,381
Other income................................       (30)        335         305       404        709
                                              --------   ---------    --------   -------   --------
GROUP REPLACEMENT COST OPERATING PROFIT.....     1,565          97       1,662     3,428      5,090
Share of profits of joint ventures..........        --          65          65       760        825
Share of profits associated undertakings....        --          69          69       453        522
                                              --------   ---------    --------   -------   --------
REPLACEMENT COST OPERATING PROFIT...........     1,565         231       1,796     4,641      6,437
Profit (loss) on sale of businesses and
  fixed assets..............................        --         320         320       728      1,048
Merger expenses.............................        --        (119)       (119)      (79)      (198)
                                              --------   ---------    --------   -------   --------
REPLACEMENT COST PROFIT BEFORE INTEREST AND
  TAX.......................................     1,565         432       1,997     5,290      7,287
Inventory holding gains (losses)............        --        (415)       (415)     (976)    (1,391)
                                              --------   ---------    --------   -------   --------
HISTORICAL COST PROFIT BEFORE INTEREST AND
  TAX.......................................     1,565          17       1,582     4,314      5,896
Interest expense............................       380          93         473       580      1,053
                                              --------   ---------    --------   -------   --------
PROFIT BEFORE TAXATION......................     1,185         (76)      1,109     3,734      4,843
Taxation....................................       227          91         318     1,202      1,520
                                              --------   ---------    --------   -------   --------
PROFIT AFTER TAXATION.......................       958        (167)        791     2,532      3,323
Minority shareholders' interest.............        --          59          59         4         63
                                              --------   ---------    --------   -------   --------
PROFIT FOR THE YEAR.........................       958        (226)        732     2,528      3,260
Distribution to shareholders................     1,438          --       1,438     2,683      4,121
                                              ========   =========    ========   =======   ========
REPLACEMENT COST RESULTS
HISTORICAL COST PROFIT FOR THE YEAR.........                               732     2,528      3,260
Inventory holding (gains) losses............                               415       976      1,391
                                                                      --------   -------   --------
REPLACEMENT COST PROFIT FOR THE YEAR........                             1,147     3,504      4,651
Exceptional items, net of tax...............                              (125)     (527)      (652)
                                                                      --------   -------   --------
REPLACEMENT COST PROFIT BEFORE EXCEPTIONAL
  ITEMS.....................................                             1,022     2,977      3,999
                                                                      ========   =======   ========

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 44 -- MERGER ACCOUNTING (CONTINUED)
INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 1997

                                                              US/UK                            Total
                                                 Amoco         GAAP      Amoco             Pre FRS12
                                               US GAAP   adjustment    UK GAAP        BP    BP Amoco
                                              --------   ----------   --------   -------   ---------
                                                                   ($ million)
TURNOVER....................................    32,103          98      32,201    76,363    108,564
Less: Joint ventures........................        71          41         112    16,692     16,804
                                              --------   ---------    --------   -------   --------
GROUP TURNOVER..............................    32,032          57      32,089    59,671     91,760
Replacement cost of sales...................    25,304          41      25,345    48,583     73,928
Production taxes............................       286           9         295     1,012      1,307
                                              --------   ---------    --------   -------   --------
GROSS PROFIT................................     6,442           7       6,449    10,076     16,525
Distribution and administration expenses....     2,633         120       2,753     3,989      6,742
Exploration expense.........................       635           1         636       326        962
                                              --------   ---------    --------   -------   --------
                                                 3,174        (114)      3,060     5,761      8,821
Other income................................       902        (574)        328       334        662
                                              --------   ---------    --------   -------   --------
GROUP REPLACEMENT COST OPERATING PROFIT.....     4,076        (688)      3,388     6,095      9,483
Share of profits of joint ventures..........         5          19          24       520        544
Share of profits associated undertakings....        19          17          36       520        556
                                              --------   ---------    --------   -------   --------
REPLACEMENT COST OPERATING PROFIT...........     4,100        (652)      3,448     7,135     10,583
Profit (loss) on sale of businesses and
  fixed assets..............................        --         612         612      (172)       440
Refinery network rationalization............        --          --          --        71         71
                                              --------   ---------    --------   -------   --------
REPLACEMENT COST PROFIT BEFORE INTEREST AND
  TAX.......................................     4,100         (40)      4,060     7,034     11,094
Inventory holding gains (losses)............        --        (419)       (419)     (520)      (939)
                                              --------   ---------    --------   -------   --------
HISTORICAL COST PROFIT BEFORE INTEREST AND
  TAX.......................................     4,100        (459)      3,641     6,514     10,155
Interest expense............................       339          34         373       535        908
                                              --------   ---------    --------   -------   --------
PROFIT BEFORE TAXATION......................     3,761        (493)      3,268     5,979      9,247
Taxation....................................     1,046         105       1,151     1,915      3,066
                                              --------   ---------    --------   -------   --------
PROFIT AFTER TAXATION.......................     2,715        (598)      2,117     4,064      6,181
Minority shareholders' interest.............        (5)        143         138        13        151
                                              --------   ---------    --------   -------   --------
PROFIT FOR THE YEAR.........................     2,720        (741)      1,979     4,051      6,030
Distribution to shareholders................     1,382          --       1,382     2,070      3,452
                                              ========   =========    ========   =======   ========
REPLACEMENT COST RESULTS
HISTORICAL COST PROFIT FOR THE YEAR.........                             1,979     4,051      6,030
Inventory holding (gains) losses............                               419       520        939
                                                                      --------   -------   --------
REPLACEMENT COST PROFIT FOR THE YEAR........                             2,398     4,571      6,969
Exceptional items, net of tax...............                              (377)       57       (320)
                                                                      --------   -------   --------
REPLACEMENT COST PROFIT BEFORE EXCEPTIONAL
  ITEMS.....................................                             2,021     4,628      6,649
                                                                      ========   =======   ========

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 44 -- MERGER ACCOUNTING (CONTINUED)
INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 1996

                                                              US/UK                            Total
                                                 Amoco         GAAP      Amoco             Pre FRS12
                                               US GAAP   adjustment    UK GAAP        BP    BP Amoco
                                              --------   ----------   --------   -------   ---------
                                                                   ($ million)
TURNOVER....................................    32,284          --      32,284    69,780    102,064
Less: Joint ventures........................        --          --          --        --         --
                                              --------   ---------    --------   -------   --------
GROUP TURNOVER..............................    32,284          --      32,284    69,780    102,064
Replacement cost of sales...................    25,062         193      25,255    56,667     81,922
Production taxes............................       327          --         327     1,284      1,611
                                              --------   ---------    --------   -------   --------
GROSS PROFIT................................     6,895        (193)      6,702    11,829     18,531
Distribution and administration expenses....     2,646         (56)      2,590     5,777      8,367
Exploration expense.........................       680          --         680       317        997
                                              --------   ---------    --------   -------   --------
                                                 3,569        (137)      3,432     5,735      9,167
Other income................................       432         (82)        350       364        714
                                              --------   ---------    --------   -------   --------
GROUP REPLACEMENT COST OPERATING PROFIT.....     4,001        (219)      3,782     6,099      9,881
Share of profits of joint ventures..........        --          --          --        --         --
Share of profits associated undertakings....       144          34         178       485        663
                                              --------   ---------    --------   -------   --------
REPLACEMENT COST OPERATING PROFIT...........     4,145        (185)      3,960     6,584     10,544
Profit (loss) on sale of businesses and
  fixed assets..............................        --         102         102      (273)      (171)
European refining and marketing joint
  venture implementation....................        --          --          --      (532)      (532)
                                              --------   ---------    --------   -------   --------
REPLACEMENT COST PROFIT BEFORE INTEREST AND
  TAX.......................................     4,145         (83)      4,062     5,779      9,841
Inventory holding gains (losses)............        --         545         545       627      1,172
                                              --------   ---------    --------   -------   --------
HISTORICAL COST PROFIT BEFORE INTEREST AND
  TAX.......................................     4,145         462       4,607     6,406     11,013
Interest expense............................       295          24         319       685      1,004
                                              --------   ---------    --------   -------   --------
PROFIT BEFORE TAXATION......................     3,850         438       4,288     5,721     10,009
Taxation....................................     1,016          12       1,028     1,727      2,755
                                              --------   ---------    --------   -------   --------
PROFIT AFTER TAXATION.......................     2,834         426       3,260     3,994      7,254
Minority shareholders' interest.............        --          --          --        13         13
                                              --------   ---------    --------   -------   --------
PROFIT FOR THE YEAR.........................     2,834         426       3,260     3,981      7,241
Distribution to shareholders................     1,287          --       1,287     1,720      3,007
                                              ========   =========    ========   =======   ========
REPLACEMENT COST RESULTS
HISTORICAL COST PROFIT FOR THE YEAR.........                             3,260     3,981      7,241
Inventory holding (gains) losses............                              (545)     (627)    (1,172)
                                                                      --------   -------   --------
REPLACEMENT COST PROFIT FOR THE YEAR........                             2,715     3,354      6,069
Exceptional items, net of tax...............                              (106)      733        627
                                                                      --------   -------   --------
REPLACEMENT COST PROFIT BEFORE EXCEPTIONAL
  ITEMS.....................................                             2,609     4,087      6,696
                                                                      ========   =======   ========

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 44 -- MERGER ACCOUNTING (CONTINUED)
BALANCE SHEET AS AT DECEMBER 31, 1998

                                                                                              Total
                                                  Amoco   US/UK GAAP     Amoco            Pre FRS12
                                                US GAAP   adjustment   UK GAAP       BP    BP Amoco
                                                -------   ----------   -------   ------   ---------
                                                                    ($ million)
FIXED ASSETS
  Intangible assets...........................     756         (21)       735     2,302     3,037
  Tangible assets.............................  23,378         (33)    23,345    31,120    54,465
  Investments
     Joint ventures -- Gross assets...........                          2,009     7,044     9,053
                    -- Gross liabilities......                            719     3,329     4,048
                                                                       ------    ------    ------
                    -- Net investment.........                          1,290     3,715     5,005
     Associated undertakings..................                            939     3,223     4,162
     Other....................................                             --       605       605
                                                                       ------    ------    ------
                                                 2,234          (5)     2,229     7,543     9,772
                                                -------     ------     ------    ------    ------
TOTAL FIXED ASSETS............................  26,368         (59)    26,309    40,965    67,274
                                                -------     ------     ------    ------    ------
CURRENT ASSETS
  Inventories.................................   1,175         542      1,717     1,925     3,642
  Trade and other receivables -- falling due:
     Within one year..........................   3,160          37      3,197     6,207     9,404
     After more than one year.................     612          72        684     2,621     3,305
  Investments.................................     387          --        387        83       470
  Cash at bank and in hand....................      65          --         65       340       405
                                                -------     ------     ------    ------    ------
                                                 5,399         651      6,050    11,176    17,226
CURRENT LIABILITIES -- AMOUNTS FALLING DUE
  WITHIN ONE YEAR
  Finance debt................................     836          --        836     2,001     2,837
  Trade payables, other accounts payable and
     accrued liabilities......................   3,972         265      4,237    11,092    15,329
                                                -------     ------     ------    ------    ------
NET CURRENT ASSETS (LIABILITIES)..............     591         386        977    (1,917)     (940)
                                                -------     ------     ------    ------    ------
TOTAL ASSETS LESS CURRENT LIABILITIES.........  26,959         327     27,286    39,048    66,334
NONCURRENT LIABILITIES
  Finance debt................................   5,838        (412)     5,426     5,492    10,918
  Accounts payable and accrued liabilities....     265          --        265     1,844     2,109
PROVISIONS FOR LIABILITIES AND CHARGES
  Deferred taxation...........................   2,350      (1,759)       591     1,041     1,632
  Other.......................................   2,873         (29)     2,844     5,973     8,817
                                                -------     ------     ------    ------    ------
NET ASSETS....................................  15,633       2,527     18,160    24,698    42,858
Minority shareholders' interest...............     163         826        989        83     1,072
                                                -------     ------     ------    ------    ------
BP AMOCO SHAREHOLDERS' INTEREST...............  15,470       1,701     17,171    24,615    41,786
                                                =======     ======     ======    ======    ======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 44 -- MERGER ACCOUNTING (CONTINUED)
BALANCE SHEET AS AT DECEMBER 31, 1997

                                                                                              Total
                                                  Amoco   US/UK GAAP     Amoco            Pre FRS12
                                                US GAAP   adjustment   UK GAAP       BP    BP Amoco
                                                -------   ----------   -------   ------   ---------
                                                                    ($ million)
FIXED ASSETS
  Intangible assets...........................     812         (15)       797     1,785     2,582
  Tangible assets.............................  22,813          (7)    22,806    29,457    52,263
  Investments
     Joint ventures -- Gross assets...........                          2,308     6,839     9,147
                    -- Gross liabilities......                            774     2,749     3,523
                                                                       ------    ------    ------
                    -- Net investment.........                          1,534     4,090     5,624
     Associated undertakings..................                            787     3,567     4,354
     Other....................................                             --       398       398
                                                                       ------    ------    ------
                                                 2,099         222      2,321     8,055    10,376
                                                -------     ------     ------    ------    ------
TOTAL FIXED ASSETS............................  25,724         200     25,924    39,297    65,221
                                                -------     ------     ------    ------    ------
CURRENT ASSETS
  Inventories.................................   1,174         940      2,114     2,809     4,923
  Trade and other receivables -- falling due:
     Within one year..........................   3,723          31      3,754     7,629    11,383
     After more than one year.................     515          46        561     2,437     2,998
  Investments.................................     979          --        979        88     1,067
  Cash at bank and in hand....................     166           1        167       188       355
                                                -------     ------     ------    ------    ------
                                                 6,557       1,018      7,575    13,151    20,726
CURRENT LIABILITIES -- AMOUNTS FALLING DUE
  WITHIN ONE YEAR
  Finance debt................................     969          --        969     1,887     2,856
  Trade payables, other accounts payable and
     accrued liabilities......................   4,918         (45)     4,873    12,798    17,671
                                                -------     ------     ------    ------    ------
NET CURRENT ASSETS (LIABILITIES)..............     670       1,063      1,733    (1,534)      199
                                                -------     ------     ------    ------    ------
TOTAL ASSETS LESS CURRENT LIABILITIES.........  26,394       1,263     27,657    37,763    65,420
NONCURRENT LIABILITIES
  Finance debt................................   4,691          --      4,691     5,330    10,021
  Accounts payable and accrued liabilities....     308          --        308     2,254     2,562
PROVISIONS FOR LIABILITIES AND CHARGES
  Deferred taxation...........................   2,085      (1,549)       536       647     1,183
  Other.......................................   2,860         (67)     2,793     6,013     8,806
                                                -------     ------     ------    ------    ------
NET ASSETS....................................  16,450       2,879     19,329    23,519    42,848
Minority shareholders' interest...............     131         876      1,007        93     1,100
                                                -------     ------     ------    ------    ------
BP AMOCO SHAREHOLDERS' INTEREST...............  16,319       2,003     18,322    23,426    41,748
                                                =======     ======     ======    ======    ======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 44 -- MERGER ACCOUNTING (CONTINUED)
BALANCE SHEET AS AT DECEMBER 31, 1996

                                                                                              Total
                                                  Amoco   US/UK GAAP     Amoco            Pre FRS12
                                                US GAAP   adjustment   UK GAAP       BP    BP Amoco
                                                -------   ----------   -------   ------   ---------
                                                                    ($ million)
FIXED ASSETS
  Intangible assets...........................     983         (10)       973     1,621     2,594
  Tangible assets.............................  23,267        (204)    23,063    31,780    54,843
  Investments
     Joint ventures...........................                             --        --        --
     Associated undertakings..................                            689     3,301     3,990
     Other....................................                             --       174       174
                                                                       ------    ------    ------
                                                   796        (107)       689     3,475     4,164
                                                ------      ------     ------    ------    ------
TOTAL FIXED ASSETS............................  25,046        (321)    24,725    36,876    61,601
                                                ------      ------     ------    ------    ------
CURRENT ASSETS
  Inventories.................................   1,069       1,498      2,567     5,085     7,652
  Trade and other receivables -- falling due:
     Within one year..........................   4,076          --      4,076    10,606    14,682
     After more than one year.................     540          39        579     2,221     2,800
  Investments.................................   1,135          --      1,135        98     1,233
  Cash at bank and in hand....................     186          --        186       161       347
                                                ------      ------     ------    ------    ------
                                                 7,006       1,537      8,543    18,171    26,714
CURRENT LIABILITIES -- AMOUNTS FALLING DUE
  WITHIN ONE YEAR
  Finance debt................................     972          --        972     1,788     2,760
  Trade payables, other accounts payable and
     accrued liabilities......................   5,014         (94)     4,920    16,155    21,075
                                                ------      ------     ------    ------    ------
NET CURRENT ASSETS (LIABILITIES)..............   1,020       1,631      2,651       228     2,879
                                                ------      ------     ------    ------    ------
TOTAL ASSETS LESS CURRENT LIABILITIES.........  26,066       1,310     27,376    37,104    64,480
NONCURRENT LIABILITIES
  Finance debt................................   4,217          --      4,217     5,871    10,088
  Accounts payable and accrued liabilities....     279          --        279     2,586     2,865
PROVISIONS FOR LIABILITIES AND CHARGES
  Deferred taxation...........................   2,185      (1,666)       519       684     1,203
  Other.......................................   2,848         (11)     2,837     6,155     8,992
                                                ------      ------     ------    ------    ------
NET ASSETS....................................  16,537       2,987     19,524    21,808    41,332
Minority shareholders' interest...............     129          --        129       184       313
                                                ------      ------     ------    ------    ------
BP AMOCO SHAREHOLDERS' INTEREST...............  16,408       2,987     19,395    21,624    41,019
                                                ======      ======     ======    ======    ======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 44 -- MERGER ACCOUNTING (CONCLUDED)
STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                                                     Total
                                                                Amoco            Pre FRS12
                                                              UK GAAP       BP    BP Amoco
                                                              -------   ------   ---------
                                                                      ($ million)
FOR THE YEAR ENDED DECEMBER 31, 1998
PROFIT FOR THE YEAR.........................................     732     2,528     3,260
Currency translation differences............................      30        25        55
                                                               -----    ------    ------
TOTAL RECOGNIZED GAINS AND LOSSES...........................     762     2,553     3,315
                                                               =====    ======    ======
FOR THE YEAR ENDED DECEMBER 31, 1997
PROFIT FOR THE YEAR.........................................   1,979     4,051     6,030
Currency translation differences............................    (348)   (1,239)   (1,587)
                                                               -----    ------    ------
TOTAL RECOGNIZED GAINS AND LOSSES...........................   1,631     2,812     4,443
                                                               =====    ======    ======
FOR THE YEAR ENDED DECEMBER 31, 1996
PROFIT FOR THE YEAR.........................................   3,260     3,981     7,241
Currency translation differences............................     (19)      386       367
                                                               -----    ------    ------
TOTAL RECOGNIZED GAINS AND LOSSES...........................   3,241     4,367     7,608
                                                               =====    ======    ======

NOTE 45 -- NEW ACCOUNTING STANDARD FOR PROVISIONS

     The group has adopted Financial Reporting Standard No. 12 "Provisions, Contingent Liabilities and Contingent Assets" (FRS12) with effect from January 1 1999. This standard changes the criteria for recognizing provisions for such costs as decommissioning, environmental liabilities and restructuring charges. It also requires provisions for liabilities which may not be settled for a number of years to be discounted to their net present value. The adoption of this standard has been treated as a change in accounting policy. Comparative figures have been restated to reflect this change in accounting policy.

     The principal effects of the adoption of FRS12 are as follows:

     (a) Provisions for environmental liabilities are determined on a discounted basis as the effect of the time value of money is material. Previously these liabilities were on an undiscounted basis.

     (b) Provisions for decommissioning are recognized in full, on a discounted basis, at the commencement of oil and natural gas production. The group's prior practice was to accrue the expected cost of decommissioning oil and natural gas production facilities on a unit-of-production basis over the life of the field. FRS12 also requires the group to capitalize an amount equivalent to the provision as a tangible fixed asset and to amortize this amount over the life of the field on a unit-of-production basis.

     (c) The unwinding of the discount, which represents a period-by-period cost, is included within interest expense.

     (d) Certain restructuring costs associated with refinery network rationalization and European refining and marketing joint venture implementation are recognized in a later period than originally charged.

     Information for 1998, 1997 and 1996 has been restated to conform with FRS12. A summarized income statement and balance sheet for BP Amoco on a FRS12 basis and as would have been prepared previously are shown below. There is no impact on the BP Amoco cash flow statement.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 45 -- NEW ACCOUNTING STANDARD FOR PROVISIONS (CONTINUED)
INCOME STATEMENT

                                                        1998                   1997                   1996
                                        --------------------   --------------------   --------------------
                                        Restated   Pre FRS12   Restated   Pre FRS12   Restated   Pre FRS12
                                        --------   ---------   --------   ---------   --------   ---------
                                                                   ($ million)
Turnover..............................   83,732      83,732    108,564     108,564    102,064     102,064
Less: Joint ventures..................   15,428      15,428     16,804      16,804         --          --
BP Amoco Group turnover...............   68,304      68,304     91,760      91,760    102,064     102,064
                                        -------    --------    -------    --------    -------    --------
Total replacement cost operating
  profit..............................    6,521       6,437     10,683      10,583     10,634      10,544
Profit on sale of businesses and fixed
  assets..............................    1,048       1,048        440         440       (171)       (171)
Merger expenses.......................     (198)       (198)        --          --         --          --
Refinery network rationalization......       --          --        (47)         71        (24)         --
European refining and marketing joint
  venture implementation..............       --          --       (265)         --       (267)       (532)
                                        -------    --------    -------    --------    -------    --------
Replacement cost profit before
  interest and tax....................    7,371       7,287     10,811      11,094     10,172       9,841
Inventory holding gains (losses)......   (1,391)     (1,391)      (939)       (939)     1,172       1,172
                                        -------    --------    -------    --------    -------    --------
Historical cost profit before interest
  and tax.............................    5,980       5,896      9,872      10,155     11,344      11,013
Interest expense......................    1,173       1,053      1,032         908      1,128       1,004
                                        -------    --------    -------    --------    -------    --------
Profit before taxation................    4,807       4,843      8,840       9,247     10,216      10,009
Taxation..............................    1,520       1,520      3,013       3,066      2,783       2,755
                                        -------    --------    -------    --------    -------    --------
Profit after taxation.................    3,287       3,323      5,827       6,181      7,433       7,254
Minority shareholders' interest.......       63          63        151         151         13          13
                                        -------    --------    -------    --------    -------    --------
Profit for the year...................    3,224       3,260      5,676       6,030      7,420       7,241
                                        =======    ========    =======    ========    =======    ========

BALANCE SHEET

                                                        1998                   1997                   1996
                                        --------------------   --------------------   --------------------
                                        Restated   Pre FRS12   Restated   Pre FRS12   Restated   Pre FRS12
                                        --------   ---------   --------   ---------   --------   ---------
                                                                   ($ million)
Fixed assets
  Intangible assets...................    3,037       3,037      2,582       2,582      2,594       2,594
  Tangible assets.....................   54,880      54,465     52,595      52,263     55,179      54,843
  Investments.........................    9,772       9,772     10,376      10,376      4,164       4,164
                                        -------    --------    -------    --------    -------    --------
                                         67,689      67,274     65,553      65,221     61,937      61,601
                                        -------    --------    -------    --------    -------    --------
Current assets
  Inventories.........................    3,642       3,642      4,923       4,923      7,652       7,652
  Receivables.........................   12,709      12,709     14,381      14,381     17,482      17,482
  Investments.........................      470         470      1,067       1,067      1,233       1,233
  Cash at bank and in hand............      405         405        355         355        347         347
                                        -------    --------    -------    --------    -------    --------
                                         17,226      17,226     20,726      20,726     26,714      26,714
                                        -------    --------    -------    --------    -------    --------

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 45 -- NEW ACCOUNTING STANDARD FOR PROVISIONS (CONCLUDED)

                                                        1998                   1997                   1996
                                        --------------------   --------------------   --------------------
                                        Restated   Pre FRS12   Restated   Pre FRS12   Restated   Pre FRS12
                                        --------   ---------   --------   ---------   --------   ---------
                                                                   ($ million)
Current liabilities
  Finance debt........................    2,837       2,837      2,856       2,856      2,760       2,760
  Other creditors.....................   15,329      15,329     17,671      17,671     20,745      21,075
                                        -------    --------    -------    --------    -------    --------
Net current assets (liabilities)......     (940)       (940)       199         199      3,209       2,879
                                        -------    --------    -------    --------    -------    --------
Total assets less current
  liabilities.........................   66,749      66,334     65,752      65,420     65,146      64,480
Non-current liabilities
  Finance debt........................   10,918      10,918     10,021      10,021     10,088      10,088
  Other creditors.....................    2,047       2,109      2,501       2,562      2,789       2,866
Provisions for liabilities and charges
  -- deferred taxation................    1,632       1,632      1,183       1,183      1,203       1,203
  -- other provisions.................    8,468       8,817      8,337       8,806      8,519       8,992
                                        -------    --------    -------    --------    -------    --------
Net assets............................   43,684      42,858     43,710      42,848     42,547      41,331
Minority shareholders' interest.......    1,072       1,072      1,100       1,100        313         313
                                        -------    --------    -------    --------    -------    --------
BP Amoco shareholders' interest.......   42,612      41,786     42,610      41,748     42,234      41,018
                                        -------    --------    -------    --------    -------    --------
Represented by capital and reserves
  Called up share capital.............    4,863       4,863      4,330       4,330      4,382       4,382
  Reserves............................   37,749      36,923     38,280      37,418     37,852      36,636
                                        -------    --------    -------    --------    -------    --------
                                         42,612      41,786     42,610      41,748     42,234      41,018
                                        -------    --------    -------    --------    -------    --------

NOTE 46 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements of the BP Amoco Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The principal differences between US GAAP and UK GAAP for BP Amoco Group reporting relate to the following:

(A) GROUP CONSOLIDATION

     Investments in entities over which the Group does not exercise control (associates and joint ventures) are accounted for by the equity method.

     UK GAAP requires the consolidated financial statements to show separately the Group proportion of operating profit or loss, exceptional items, inventory holding gains or losses, interest expense and taxation of associated undertakings and joint ventures. In addition the turnover of joint ventures should be disclosed. For US GAAP the after tax profits or losses (i.e. operating results after exceptional items, inventory holding gains or losses, interest expense and taxation) is included in the income statement as a single line item.

     UK GAAP requires the Group's share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet whereas under US GAAP the net investment is included as a single line item.

     Where the Group conducts activities through a joint arrangement that is not carrying on a trade or business in its own right the Group accounts for its own assets, liabilities and cash flows of the activity measured according to the terms of the arrangement. For the Group this method of accounting

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 46 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(A) GROUP CONSOLIDATION (CONCLUDED)
     applies to certain oil and natural gas activities and undivided interests in pipelines. US GAAP requires these activities to be accounted for by proportional consolidation, which is equivalent to UK GAAP.

     The following summarizes the reclassifications for associates and joint ventures necessary to accord with US GAAP.

                                                                   Year ended December 31, 1998
                                                           --------------------------------------------
                                                                 As                             US GAAP
                                                           Reported    Reclassification    Presentation
                                                           --------    ----------------    ------------
                                                                           ($ million)
    CONSOLIDATED STATEMENT OF INCOME
    Other income.......................................         709                 808           1,517
    Share of profits of JVs and associated
      undertakings.....................................       1,347              (1,347)             --
    Exceptional items before taxation..................         850                 (85)            765
    Inventory holding gains (losses)...................      (1,391)                330          (1,061)
    Interest expense...................................       1,173                (162)          1,011
    Taxation...........................................       1,520                (132)          1,388
    Profit for the year................................       3,224                  --           3,224

                                                                   Year ended December 31, 1997
                                                           --------------------------------------------
                                                                 As                             US GAAP
                                                           Reported    Reclassification    Presentation
                                                           --------    ----------------    ------------
                                                                           ($ million)
    CONSOLIDATED STATEMENT OF INCOME
    Other income.......................................         662                 586           1,248
    Share of profits of JVs and associated
      undertakings.....................................       1,100              (1,100)             --
    Exceptional items before taxation..................         128                 123             251
    Inventory holding gains (losses)...................        (939)                200            (739)
    Interest expense...................................       1,032                 (83)            949
    Taxation...........................................       3,013                (108)          2,905
    Profit for the year................................       5,676                  --           5,676

                                                                   Year ended December 31, 1996
                                                           --------------------------------------------
                                                                 As                             US GAAP
                                                           Reported    Reclassification    Presentation
                                                           --------    ----------------    ------------
                                                                           ($ million)
    CONSOLIDATED STATEMENT OF INCOME
    Other income.......................................         714                 454           1,168
    Share of profits of JVs and associated
      undertakings.....................................         663                (663)             --
    Exceptional items before taxation..................        (462)                 --            (462)
    Inventory holding gains (losses)...................       1,172                  --           1,172
    Interest expense...................................       1,128                 (68)          1,060
    Taxation...........................................       2,783                (141)          2,642
    Profit for the year................................       7,420                  --           7,420

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 46 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(B) INCOME STATEMENT

     The income statement prepared under UK GAAP shows sub-totals for replacement cost profit before interest and tax, historical cost profit before interest and tax and profit after taxation. These line items are not recognized under US GAAP.

(C) EXCEPTIONAL ITEMS

     Under UK GAAP certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale of businesses and fixed assets and fundamental restructuring charges. Under US GAAP these items are classified as operating income or expenses.

(D) IMPAIRMENT

     Both UK and US GAAP require that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. US GAAP requires, in performing the review for recoverability, the entity to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, no impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use is based on the fair value of the assets.

     For UK GAAP to the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realizable value and value in use (fair value) the fixed asset is written down to its recoverable amount.

     No UK/US GAAP adjustment was required for impairment.

(E) DEFERRED TAXATION

     Under the UK GAAP restricted liability method, deferred taxation is only provided where timing differences are expected to reverse in the foreseeable future. Under US GAAP for FASB Statement of Financial Accounting Standards No. 109 -- 'Accounting for Income Taxes' (SFAS 109) deferred taxation is provided for temporary differences between the financial reporting basis and the tax basis of the Group's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

     For the purchase business combinations occurring prior to the year in which the statement is first applied, SFAS 109 requires that, where practicable, remaining balances of assets and liabilities acquired in such combinations be adjusted from a net-of-tax amount to a pretax amount.

     At December 31, 1998, the adjustment to the carrying amount of fixed assets was $1,325 million ($1,448 million at December 31, 1997 and $1,619 million at December 31, 1996) and the related deferred tax liability $1,236 million ($1,492 million at December 31, 1997 and $1,666 million at December 31,
     1996). The charge for depreciation in 1998 in respect of these assets was $123 million (1997 $162 million and 1996 $176 million) and the credit for taxation $256 million (1997 $166 million and 1996 $127 million).

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 46 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(E) DEFERRED TAXATION -- (CONCLUDED)
     The UK/US GAAP adjustment for deferred taxation may be summarized as follows:

                                                                     1998     1997     1996
                                                                    -----    -----    -----
                                                                          ($ million)
    Increase in provision from restricted liability to gross
      potential liability.......................................    4,677    4,303    4,270
    Tax liability resulting from business combination...........    1,236    1,492    1,666
    Net tax asset on sale and leaseback of Chicago office
      building, severance costs, European joint venture
      implementation costs, and other adjustments...............     (137)     (74)     (48)
                                                                    -----    -----    -----
                                                                    5,776    5,721    5,888
                                                                    =====    =====    =====

     The major components of deferred tax liabilities and assets on a US GAAP basis were as follows:

                                                                        December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
    Depreciation............................................    (11,087)   (11,399)   (11,497)
    Other taxable temporary differences.....................     (1,249)    (1,165)      (829)
                                                                -------    -------    -------
    Total deferred tax liabilities..........................    (12,336)   (12,564)   (12,326)
                                                                -------    -------    -------
    Petroleum revenue tax...................................        420        484        602
    Decommissioning and other provisions....................      2,279      2,286      2,380
    Advance corporation tax.................................         33        725        656
    Tax credit and loss carry forward.......................      1,870      2,271      1,898
    Other deductible temporary differences..................      1,080        901        426
                                                                -------    -------    -------
    Gross deferred tax assets...............................      5,682      6,667      5,962
    Valuation allowance.....................................       (754)    (1,007)      (727)
                                                                -------    -------    -------
    Net deferred tax assets.................................      4,928      5,660      5,235
                                                                -------    -------    -------
    Net deferred tax liability*.............................      7,408      6,904      7,091
                                                                =======    =======    =======

------------

     * Primarily noncurrent.

(F)  SEVERANCE COSTS

     Under the provisions of US GAAP (FASB Emerging Issues Task Force Abstract No. 94-3), the cost of certain employee termination benefits is recognized
     (i) when specific conditions exist, in the period management approves of the plan of termination or (ii) in such later accounting period when the specified conditions have been satisfied. Under US GAAP severance costs of $79 million were not recognized in 1997. Of these costs $39 million was recognized in 1998.

(G) JOINT VENTURE IMPLEMENTATION COSTS

     Under the provisions of US GAAP (FASB Emerging Issues Task Force Abstract No. 94-3), certain restructuring costs are not recognized until incurred. Certain costs associated with the implementation of the European joint venture accrued in 1996 would not have been recognized under US GAAP.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 46 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
     These costs relate to rebranding, relocation and systems development costs and amount to $265 million. Of these costs $8 million was recognized in 1998 and $257 million in 1997.

(H) ORDINARY SHARES HELD FOR FUTURE AWARDS TO EMPLOYEES

     Under UK GAAP, Company shares held by an ESOP to meet future requirements of employee share schemes are recorded in the balance sheet as Fixed assets -- investments. Under US GAAP, such shares are recorded in the balance sheet as a reduction of shareholders' interest.

(I)  SALE AND LEASEBACK

     The sale and leaseback of the Amoco building in Chicago, Illinois is treated as a sale for UK GAAP whereas for US GAAP it is treated as a financing transaction.

(J)  DIVIDENDS

     Under UK GAAP, dividends are recorded in the year in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 46 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
     The following is a summary of the adjustments to profit for the year and to BP Amoco shareholders' interest which would be required if US GAAP had been applied instead of UK GAAP:

PROFIT FOR THE YEAR

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                      ($ million except
                                                                     per share amounts)
Profit as reported in the consolidated statement of
  income....................................................      3,224      5,676      7,420
Adjustments:
  Depreciation charge.......................................        (76)      (101)      (118)
  Decommissioning expenses..................................       (131)      (161)      (148)
  Deferred taxation.........................................        (72)        41       (490)
  Interest expense..........................................        120        124        124
  Severance costs...........................................        (39)        79          4
  European joint venture implementation costs...............         (8)         8         --
  Sale and leaseback of Chicago office building.............       (211)        --         --
  Other.....................................................         19         20          3
                                                                -------    -------    -------
Profit for the year as adjusted to accord with US GAAP......      2,826      5,686      6,795
Dividend requirements on preference shares..................          1          1          1
                                                                -------    -------    -------
Profit for the year applicable to Ordinary Shares as
  adjusted to accord with US GAAP...........................      2,825      5,685      6,794
                                                                =======    =======    =======
Profit for the year as adjusted:
Per Ordinary Share
  Basic.....................................................      $0.29      $0.56      $0.73
  Diluted...................................................      $0.29      $0.56      $0.73
                                                                =======    =======    =======
Per American Depositary Share
  Basic.....................................................      $1.74      $3.54      $4.26
  Diluted...................................................      $1.74      $3.54      $4.26
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 46 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED) BP AMOCO SHAREHOLDERS' INTEREST

                                                                        December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
BP Amoco shareholders' interest as reported in the
  consolidated balance sheet................................     42,612     42,610     42,234
Adjustments:
  Fixed assets..............................................      1,112      1,116      1,283
  Deferred taxation.........................................     (5,776)    (5,721)    (5,888)
  Severance costs...........................................         32         71        120
  European joint venture implementation costs...............         --          8        287
  Ordinary shares held for future awards to employees.......       (489)      (319)        --
  Sale and leaseback of Chicago office building.............       (413)        --         --
  Fourth quarterly dividend.................................        968        543        465
  Pension liability adjustment..............................       (143)      (110)      (100)
  Decommissioning...........................................       (349)      (474)      (490)
  Other.....................................................       (220)      (220)      (652)
                                                                -------    -------    -------
BP Amoco shareholders' interest as adjusted to accord with
  US GAAP...................................................     37,334     37,504     37,259
                                                                =======    =======    =======

CONSOLIDATED BALANCE SHEET

     Under US GAAP Trade and Other receivables due after one year of $3,305 million at December 31, 1998 ($2,998 million at December 31, 1997 and $2,800 million at December 31, 1996), included within current assets, would have been classified as noncurrent assets. The provision for deferred taxation is primarily in respect of noncurrent items. Severance costs and European joint venture implementation costs are included within accrued liabilities within Current liabilities -- falling due within one year.

CONSOLIDATED STATEMENT OF CASH FLOWS

     The Group's financial statements include a consolidated statement of cash flows in accordance with the revised UK Financial Reporting Standard No. 1
(FRS1). The statement prepared under FRS1 presents substantially the same information as that required under FASB Statement of Financial Accounting Standards No. 95 'Statement of Cash Flows' (SFAS 95).

     Under FRS1 cash flows are presented for (i) operating activities; (ii) dividends from joint ventures; (iii) dividends from associated undertakings;
(iv) servicing of finance and returns on investments; (v) taxation; (vi) capital expenditure and financial investment; (vii) acquisitions and disposals; (viii) dividends; (ix) management of liquid resources; and (x) financing. SFAS 95 only requires presentation of cash flows from operating, investing and financing activities.

     Cash flows under FRS1 in respect of dividends from joint ventures and associated undertakings, taxation and servicing of finance and returns on investments are included within operating activities under SFAS 95. Interest paid includes payments in respect of capitalized interest, which under SFAS 95 are included in capital expenditure under investing activities. Cash flows under FRS1 in respect of capital expenditure and acquisitions and disposals are included in investing activities under SFAS 95. Dividends paid are included within financing activities. All short-term investments are regarded as liquid resources for FRS1. Under SFAS 95 short-term investments with original maturities of three months or less are classified as cash equivalents and aggregated with cash in the cash flow statement. Cash flows in respect of

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 46 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED) short-term investments with original maturities exceeding three months are included in operating activities.

     The statement of consolidated cash flows presented in accordance with SFAS 95 is as follows:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
OPERATING ACTIVITIES
Profit after taxation.......................................      3,287      5,827      7,433
Adjustments to reconcile profit after tax to net cash
  provided by operating activities:
  Depreciation and amounts provided.........................      5,301      5,117      5,426
  Exploration expenditure written off.......................        373        365        574
  Share of profit (losses) of joint ventures and associated
     undertakings less dividends received...................       (136)       (36)      (187)
  Profit (loss) on sale of businesses and fixed assets......       (963)      (563)       171
  Working capital decrease (increase)(a)....................        380      2,370     (2,560)
  Other.....................................................        251        379        250
                                                                -------    -------    -------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................      8,493     13,459     11,107
                                                                -------    -------    -------
INVESTING ACTIVITIES
Capital expenditures........................................     (9,026)    (8,995)    (9,193)
Acquisitions................................................       (314)        --       (535)
Investment in associated undertakings.......................       (396)    (1,021)      (383)
Net investment in joint ventures............................        708     (1,967)        --
Proceeds from disposal of assets............................      2,167      1,832      1,800
                                                                -------    -------    -------
NET CASH USED IN INVESTING ACTIVITIES.......................     (6,861)   (10,151)    (8,311)
                                                                -------    -------    -------
FINANCING ACTIVITIES
Proceeds from shares (repurchased) issued...................       (423)    (1,250)        73
Proceeds from long-term financing...........................      2,196      1,179        398
Repayments of long-term financing...........................     (1,217)      (884)    (2,421)
Net increase (decrease) in short-term debt..................       (179)       (57)     1,122
Dividends paid -- Shareholders..............................     (2,408)    (2,437)    (2,411)
                -- Minority shareholders....................       (130)        --         --
                                                                -------    -------    -------
NET CASH USED IN FINANCING ACTIVITIES.......................     (2,161)    (3,449)    (3,239)
                                                                -------    -------    -------
Currency translation differences relating to cash and cash
  equivalents...............................................        (15)       (28)         2
                                                                -------    -------    -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............       (544)      (169)      (441)
Cash and cash equivalents at beginning of year..............      1,338      1,507      1,948
                                                                -------    -------    -------
Cash and cash equivalents at end of year....................        794      1,338      1,507
                                                                =======    =======    =======

---------------

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 46 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
\

(a)  Working capital:
     Inventories decrease (increase)........................        584      1,740     (1,261)
     Receivables decrease (increase)........................      1,777      2,119     (3,736)
     Current liabilities (excluding finance debt) (decrease)
       increase.............................................     (1,981)    (1,489)     2,437
                                                                -------    -------    -------
                                                                    380      2,370     (2,560)
                                                                =======    =======    =======

IMPACT OF NEW ACCOUNTING STANDARDS

     REPORTING COMPREHENSIVE INCOME: Effective January 1, 1998, the Group adopted FASB Statement of Financial Accounting Standards No 130, 'Reporting Comprehensive Income' (SFAS 130). This Statement establishes standards for the reporting and display of comprehensive income and its components. The adoption of SFAS 130 had no impact on the Group's results of operations or financial position as adjusted to accord with US GAAP.

     For the Group, SFAS 130 requires foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity, and pension liability adjustments to be included in other comprehensive income. Prior year financial information has been reclassified to conform to the requirements of SFAS 130.

     The components of comprehensive income, net of related tax are as follows:

                                                                      Years ended
                                                                      December 31,
                                                                ------------------------
                                                                 1998      1997     1996
                                                                -----    ------    -----
                                                                      ($ million)
Profit for the period as adjusted to accord with US GAAP....    2,826     5,686    6,795
Currency translation differences............................       55    (1,587)     367
Pension liability adjustment................................      (33)        7       56
                                                                -----    ------    -----
Comprehensive income........................................    2,848     4,106    7,218
                                                                =====    ======    =====

     Accumulated other comprehensive income at December 31, 1998 comprised currency translation losses of $453 million (December 31, 1997 losses $508 million and December 31, 1996 gains $1,079 million) and pension liability adjustments of $143 million (December 31, 1997 $110 million and December 31, 1996 $117 million).

     SEGMENTAL REPORTING: Effective January 1, 1998, the Group adopted FASB Statement of Financial Accounting Standards No. 131, 'Disclosures about Segments of an Enterprise and Related Information' (SFAS 131). This Statement establishes standards regarding the way information about operating segments is reported in annual financial statements and requires the inclusion of selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Under SFAS 131, the composition and number of the Group's operating segments did not change. The adoption of SFAS 131 had no impact on the Group's results of operations or financial position as adjusted to accord with US GAAP.

     PENSIONS AND OTHER POSTRETIREMENT BENEFITS: In 1998, the Group adopted FASB Statement of Financial Accounting Standards No. 132, 'Employers' Disclosures about Pensions and Other Postretirement Benefits' (SFAS 132). This Statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. SFAS 132 requires, except where information is not readily available, restatement of prior year financial information.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 46 -- US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONCLUDED)
The adoption of SFAS 132 had no impact on the Group's results of operations or financial position as adjusted to accord with US GAAP.

     DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, 'Accounting for Derivative Instruments and Hedging Activities' (SFAS
133). This new standard is effective for accounting periods beginning after June 15, 1999. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not yet completed its evaluation of the impact of adopting SFAS 133 on the Group's results of operations and financial position as adjusted to accord with US GAAP.

     COMPUTER SOFTWARE COSTS: Effective January 1, 1998, the Group adopted the American Institute of Certified Public Accountants Statement of Position No. 98-1, 'Accounting for the Cost of Computer Software Developed or Obtained for Internal Use' (SOP 98-1). This Statement establishes standards regarding the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. SOP 98-1 is to be applied prospectively. There was no impact on the Group's results of operations and financial position as adjusted to accord with US GAAP as its UK GAAP accounting policy is consistent with SOP 98-1.

     START-UP COSTS: In April 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, 'Reporting on the Costs of Start-up Activities' (SOP 98-5). This Statement requires costs associated with start-up activities and organization costs be expensed as incurred. Under current practice, the Group generally expenses such costs as incurred. SOP 98-5 is effective for accounting periods beginning after December 15, 1998 with early adoption permitted. The Company has not yet determined the impact of adopting SOP 98-5 on the Group's future results of operations and financial position as adjusted to accord with US GAAP.

NOTE 47 -- BUSINESS AND GEOGRAPHICAL ANALYSIS

     BP Amoco has three reportable operating segments -- Exploration and Production, Refining and Marketing and Chemicals. Exploration and Production's activities include oil and natural gas exploration and field development and production (upstream activities), together with pipeline transportation, natural gas processing and natural gas marketing (midstream activities). The activities of Refining and Marketing include oil supply and trading as well as refining and marketing (downstream activities). Chemicals activities include petrochemicals manufacturing and marketing.

     The Group is managed on a unified basis. Reportable segments are differentiated by the activities that each undertakes and the products they manufacture and market.

     The accounting policies of operating segments are the same as those described in Note 1, Accounting Policies. Performance is evaluated based on replacement cost operating profit or loss, which excludes exceptional items, inventory holding gains and losses, interest income and expense, taxation and minority shareholders' interests.

     Sales between segments are made at prices that approximate market prices taking into account the volumes involved.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 47 -- BUSINESS AND GEOGRAPHICAL ANALYSIS (CONTINUED)
BY BUSINESS

                                                                                  Other
                                     Exploration    Refining                   business
                                             and         and                        and
                                      Production   Marketing   Chemicals   corporate(a)   Eliminations     Total
                                     -----------   ---------   ---------   ------------   ------------   -------
                                                                     ($ million)
1998
Group turnover -- third parties....       12,216      46,625       9,312          151               --    68,304
                  -- sales between
                     businesses
                     (b)...........        5,060       1,812         379           48           (7,299)       --
                                     -----------   ---------   ---------    ---------     ------------   -------
                                          17,276      48,437       9,691          199           (7,299)   68,304
                                     -----------   ---------   ---------    ---------     ------------
Share of joint venture sales.......                                                                       15,428
                                                                                                         -------
                                                                                                          83,732
                                                                                                         -------
Equity accounted income (c)........          244         852         150          101                      1,347
                                     -----------   ---------   ---------    ---------                    -------
Total replacement cost operating
  profit (loss) (d)................        3,231       2,564       1,100         (374)                     6,521
Exceptional items (e)..............          396         394          43           17                        850
Inventory holding gains (losses)...          (17)     (1,228)       (146)          --                     (1,391)
                                     -----------   ---------   ---------    ---------                    -------
Historical cost profit (loss)
  before interest and tax..........        3,610       1,730         997         (357)                     5,980
                                     -----------   ---------   ---------    ---------                    -------
Total assets (f)...................       47,808      21,029      12,562        3,516                     84,915
Operating capital employed (g).....       39,165      13,256      10,516       (1,845)                    61,092
Depreciation and amounts provided
  (h)..............................        4,272         790         497          115                      5,674
Capital expenditure and
  acquisitions (i).................        6,318       1,937       1,606          501                     10,362
1997
Group turnover -- third parties....       15,475      65,283      10,853          149               --    91,760
                  -- sales between
                     businesses
                     (b)...........        7,696       2,421         592           --          (10,709)       --
                                     -----------   ---------   ---------    ---------     ------------   -------
                                          23,171      67,704      11,445          149          (10,709)   91,760
                                     -----------   ---------   ---------    ---------     ------------
Share of joint venture sales.......                                                                       16,804
                                                                                                         -------
                                                                                                         108,564
                                                                                                         -------
Equity accounted income (c)........          292         604         125           79                      1,100
                                     -----------   ---------   ---------    ---------                    -------
Total replacement cost operating
  profit (loss) (d)................        7,385       2,292       1,530         (524)                    10,683
Exceptional items (e)..............          587        (422)        (15)         (22)                       128
Inventory holding gains (losses)...           12        (849)       (102)          --                       (939)
                                     -----------   ---------   ---------    ---------                    -------
Historical cost profit (loss)
  before interest and tax..........        7,984       1,021       1,413         (546)                     9,872
                                     -----------   ---------   ---------    ---------                    -------
Total assets (f)...................       46,024      24,055      12,141        4,059                     86,279
Operating capital employed (g).....       36,773      14,764      10,010       (1,035)                    60,512
Depreciation (h)...................        3,957         842         559          124                      5,482
Capital expenditure and
  acquisitions (i).................        7,879       1,824       1,145          572                     11,420

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 47 -- BUSINESS AND GEOGRAPHICAL ANALYSIS (CONTINUED)

                                                                                  Other
                                     Exploration    Refining                   business
                                             and         and                        and
                                      Production   Marketing   Chemicals   corporate(a)   Eliminations     Total
                                     -----------   ---------   ---------   ------------   ------------   -------
                                                                     ($ million)
1996
Group turnover -- third parties....       15,169      76,026      10,666          203               --   102,064
                  -- sales between
                     businesses
                     (b)...........        8,235       2,715         313           --          (11,263)       --
                                     -----------   ---------   ---------    ---------     ------------   -------
                                          23,404      78,741      10,979          203          (11,263)  102,064
                                     -----------   ---------   ---------    ---------     ------------   -------
Equity accounted income (c)........          228         116         235           84                        663
                                     -----------   ---------   ---------    ---------                    -------
Total replacement cost operating
  profit (loss) (d)................        7,763       1,708       1,654         (491)                    10,634
Exceptional items (e)..............         (100)       (313)        169         (218)                      (462)
Inventory holding gains (losses)...            8       1,076          88           --                      1,172
                                     -----------   ---------   ---------    ---------                    -------
Historical cost profit (loss)
  before interest and tax..........        7,671       2,471       1,911         (709)                    11,344
                                     -----------   ---------   ---------    ---------                    -------
Total assets (f)...................       44,450      27,646      12,128        4,427                     88,651
Operating capital employed (g).....       34,656      15,033       9,859         (793)                    58,755
Depreciation (h)...................        4,287       1,146         447          120                      6,000
Capital expenditure and
  acquisitions.....................        6,433       1,731       1,964          160                     10,288

BY GEOGRAPHICAL AREA

                                            United   Rest of             Rest of
                                        Kingdom(j)    Europe       USA     World   Eliminations     Total
                                        ----------   -------   -------   -------   ------------   -------
                                                                   ($ million)
1998
Group turnover -- third parties (k)...    19,662       5,123    31,945    11,574             --    68,304
                  -- sales between
               areas..................     2,848         700     1,215     2,458         (7,221)       --
                                         -------     -------   -------   -------   ------------   -------
                                          22,510       5,823    33,160    14,032         (7,221)   68,304
                                         -------     -------   -------   -------   ------------
Share of joint venture sales..........     3,467      14,186        43       305         (2,573)   15,428
                                                                                                  -------
                                                                                                   83,732
                                                                                                  -------
Equity accounted income (c)...........       135         904       125       183             --     1,347
                                         -------     -------   -------   -------                  -------
Total replacement cost operating
  profit (d)..........................     1,931       1,249     2,631       710                    6,521
Exceptional items (e).................       (39)        106       511       272                      850
Inventory holding gains (losses)......      (136)       (283)     (720)     (252)                  (1,391)
                                         -------     -------   -------   -------                  -------
Historical cost profit before interest
  and tax.............................     1,756       1,072     2,422       730                    5,980
                                         -------     -------   -------   -------                  -------
Total assets (f)......................    22,747       8,538    35,823    17,807                   84,915
Operating capital employed (g)........    14,188       5,053    26,740    15,111                   61,092
Capital expenditure and acquisitions
  (i).................................     2,463       1,248     3,720     2,931                   10,362

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 47 -- BUSINESS AND GEOGRAPHICAL ANALYSIS (CONTINUED)

                                            United   Rest of             Rest of
                                        Kingdom(j)    Europe       USA     World   Eliminations     Total
                                        ----------   -------   -------   -------   ------------   -------
                                                                   ($ million)
1997
Group turnover -- third parties (k)...    27,473       7,943    40,322    16,022             --    91,760
                  -- sales between
               areas..................     3,787         553     1,438     3,377         (9,155)       --
                                         -------     -------   -------   -------   ------------   -------
                                          31,260       8,496    41,760    19,399         (9,155)   91,760
                                         -------     -------   -------   -------   ------------
Share of joint venture sales..........     4,584      15,414        41        71         (3,306)   16,804
                                                                                                  -------
                                                                                                  108,564
Equity accounted income (c)...........        26         758        84       232                    1,100
                                         -------     -------   -------   -------                  -------
Total replacement cost operating
  profit (d)..........................     2,767       1,332     4,360     2,224                   10,683
Exceptional items (e).................      (133)       (205)      456        10                      128
Inventory holding gains (losses)......       (85)       (103)     (647)     (104)                    (939)
                                         -------     -------   -------   -------                  -------
Historical cost profit before interest
  and tax.............................     2,549       1,024     4,169     2,130                    9,872
                                         -------     -------   -------   -------                  -------
Total assets (f)......................    22,520       9,246    36,533    17,980                   86,279
Operating capital employed (g)........    12,853       4,821    26,563    16,275                   60,512
Capital expenditure and acquisitions
  (i).................................     2,413       1,243     3,315     4,449                   11,420
1996
Group turnover -- third parties (k)...    29,222      16,839    41,171    14,832             --   102,064
                  -- sales between
               areas..................     7,009       2,337     1,595     3,387        (14,328)       --
                                         -------     -------   -------   -------   ------------   -------
                                          36,231      19,176    42,766    18,219        (14,328)  102,064
                                         -------     -------   -------   -------   ------------   -------
Equity accounted income (loss) (c)....       (12)        278        59       338                      663
                                         -------     -------   -------   -------                  -------
Total replacement cost operating
  profit (d)..........................     2,742         988     4,265     2,639                   10,634
Exceptional items (e).................      (255)       (186)      133      (154)                    (462)
Inventory holding gains (losses)......        60         219       717       176                    1,172
                                         -------     -------   -------   -------                  -------
Historical cost profit before interest
  and tax.............................     2,547       1,021     5,115     2,661                   11,344
                                         -------     -------   -------   -------                  -------
Total assets (f)......................    23,575      10,724    36,399    17,953                   88,651
Operating capital employed (g)........    12,077       5,308    25,983    15,387                   58,755
Capital expenditure and
  acquisitions........................     2,280       1,121     4,005     2,882                   10,288

------------

(a) Other businesses and corporate comprises Finance, the solar businesses, the Group's coal interest, interest income, and costs relating to corporate activities worldwide.

(b) Sales and transfers between businesses are made at market prices taking into account the volumes involved.

(c)  Equity accounted income (loss) represents the Group's share of income
     (loss) before interest expense and taxes of joint ventures and associated undertakings.

(d) Total replacement cost operating profit (loss) is before inventory holding gains and losses and interest expense, which is attributable to the corporate function.

(e) Exceptional items comprise profit (loss) on sale of businesses and sale of fixed assets of $1,048 million in 1998 (1997 $440 million profit and 1996 $171 million loss), European refining and marketing joint

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 47 -- BUSINESS AND GEOGRAPHICAL ANALYSIS (CONCLUDED) venture implementation costs of $532 million in 1996 and a credit for refinery network rationalization costs in 1998 of nil (1997 $71 million and 1996 nil) and merger costs in 1998 of $198 million.

(f) Total assets comprise fixed and current assets and include investments in joint ventures and associated undertakings analyzed between activities as follows:

                                                                                       Other
                                       Exploration     Refining                   businesses
                                               and          and                          and
                                        Production    Marketing    Chemicals    corporate(a)      Total
                                       -----------    ---------    ---------    ------------    -------
                                                                 ($ million)
    1998...........................          3,416        4,345        1,281             125      9,167
                                       -----------    ---------    ---------    ------------    -------
    1997...........................          3,782        4,796        1,270             130      9,978
                                       -----------    ---------    ---------    ------------    -------
    1996...........................          1,677          702        1,362             249      3,990
                                       -----------    ---------    ---------    ------------    -------

(g) Operating capital employed comprises net assets before deducting finance debt and liabilities for current and deferred taxation.

(h) Depreciation consists of charges for depreciation, depletion and amortization of property, plant and equipment, exploration expense and amounts provided against fixed asset investments.

(i) Capital expenditure and acquisitions includes $620 million in 1998 (1997 $646 million) for the BP/Mobil joint venture.

(j) United Kingdom area includes the UK-based international activities of Refining and Marketing.

(k) Turnover to third parties is stated by origin which is not materially different from turnover by destination.

NOTE 48 -- SUMMARIZED FINANCIAL INFORMATION ON ASSOCIATED UNDERTAKINGS AND JOINT
           VENTURES

     A summarized statement of income and assets and liabilities based on latest information available, with respect to the Group's equity accounted associated undertakings and joint ventures, is set out below:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998    1997(a)       1996
                                                                -------    -------    -------
                                                                         ($ million)
Sales and other operating revenue...........................     42,801     45,330     19,366
Gross profit................................................      7,484      7,641      3,906
Profit for the year.........................................        675      1,754      1,583
                                                                =======    =======    =======

                                                                        December 31,
                                                                -----------------------------
                                                                   1998    1997(a)
                                                                -------    -------       1996
                                                                         ($ million)  -------
Fixed and other assets......................................     25,534     21,243     15,511
Current assets..............................................     11,626     12,671      7,063
                                                                -------    -------    -------
                                                                 37,160     33,914     22,574
Current liabilities.........................................    (12,703)   (11,098)    (6,725)
Noncurrent liabilities......................................     (7,604)    (7,111)    (5,059)
                                                                -------    -------    -------
Net assets..................................................     16,853     15,705     10,790
                                                                =======    =======    =======

------------

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 48 -- SUMMARIZED FINANCIAL INFORMATION ON ASSOCIATED UNDERTAKINGS AND JOINT
           VENTURES (CONCLUDED)
(a)  Excludes Sidanco and Rusia.

     The more important associated undertakings and joint ventures of the Group at December 31, 1998 and the percentage of equity capital owned or joint venture interest are:

                                             %    Country of operation    Principal activities
                                         -----    --------------------    --------------------------
ASSOCIATED UNDERTAKINGS
Abu Dhabi Marine Areas.................     33    Abu Dhabi               Crude oil production
Abu Dhabi Petroleum....................     24    Abu Dhabi               Crude oil production
Erdolchemie............................     50    Germany                 Chemicals
Ruhrgas................................     25    Germany                 Gas distribution
Sidanco (b)............................     10    Russia                  Integrated oil operations
Rusia..................................     20    Russia                  Exploration and production
JOINT VENTURES
BP/Mobil...............................  70/49(c) Europe                  Refining and marketing
Empresa Petrolera Chaco................     30    Bolivia                 Exploration and production
Pan American Energy....................     60    Argentina               Exploration and production
Crescendo Resources....................     36    USA                     Exploration and production

------------

(b) 20% voting interest.

(c)  Fuels/lubricants

NOTE 49 -- SUMMARIZED FINANCIAL INFORMATION ON CERTAIN US SUBSIDIARIES

BP AMERICA INC. (a)

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Sales and other operating revenue...........................     12,502     16,789     17,527
Gross profit (b)............................................      1,819      3,204      3,710
Profit for the year (c)(d)..................................        527        930      1,167
                                                                =======    =======    =======

                                                                        December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Fixed and other assets......................................     13,783     13,265     12,986
Current assets..............................................      3,002      3,642      4,008
                                                                -------    -------    -------
Total assets................................................     16,785     16,907     16,994
                                                                =======    =======    =======
Current liabilities.........................................      5,172      5,048      4,659
Noncurrent liabilities......................................      5,759      6,436      7,145
Shareholders' interest......................................      5,854      5,423      5,190
                                                                -------    -------    -------
Total liabilities and shareholders' interest................     16,785     16,907     16,994
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 49 -- SUMMARIZED FINANCIAL INFORMATION ON CERTAIN US SUBSIDIARIES
           (CONTINUED)
THE STANDARD OIL COMPANY (a)

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Sales and other operating revenue...........................     12,111     16,312     17,077
Gross profit (b)............................................      1,617      2,897      3,416
Profit for the year (c)(d)(e)(f)............................        655      1,010      1,583
                                                                =======    =======    =======

                                                                        December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Fixed and other assets......................................     12,387     11,693     11,227
Current assets..............................................      4,547      5,032      5,286
                                                                -------    -------    -------
Total assets................................................     16,934     16,725     16,513
                                                                =======    =======    =======
Current liabilities.........................................      2,772      2,687      2,534
Noncurrent liabilities......................................      5,562      5,847      5,872
Shareholders' interest......................................      8,600      8,191      8,107
                                                                -------    -------    -------
Total liabilities and shareholders' interest................     16,934     16,725     16,513
                                                                =======    =======    =======

BP PIPELINES (ALASKA) INC. (a)

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                 1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Sales and other operating revenue...........................        547        638        755
Gross profit (b)............................................        239        242        271
Profit for the year (c)(e)(f)...............................        140        123        334
                                                                =======    =======    =======

                                                                        December 31,
                                                                -----------------------------
                                                                 1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Fixed and other assets......................................      1,362      1,373      1,434
Current assets..............................................        803        614        495
                                                                -------    -------    -------
Total assets................................................      2,165      1,987      1,929
                                                                =======    =======    =======
Current liabilities.........................................        152         97         98
Noncurrent liabilities......................................        994        985        999
Shareholders' interest......................................      1,019        905        832
                                                                -------    -------    -------
Total liabilities and shareholders' interest................      2,165      1,987      1,929
                                                                =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS -- (CONCLUDED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 49 -- SUMMARIZED FINANCIAL INFORMATION ON CERTAIN US SUBSIDIARIES
           (CONCLUDED)
BP EXPLORATION (ALASKA) INC. (a)

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                 1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Sales and other operating revenue...........................      5,666      9,228     10,079
Gross (loss) profit (b).....................................        (65)     1,150      1,377
(Loss) profit for the year (e)(f)...........................        (60)       959        820
                                                                =======    =======    =======

                                                                        December 31,
                                                                -----------------------------
                                                                 1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Fixed and other assets......................................      9,267      9,828      9,932
Current assets..............................................      2,273      2,507      2,446
                                                                -------    -------    -------
Total assets................................................     11,540     12,335     12,378
                                                                =======    =======    =======
Current liabilities.........................................        628      1,084      1,050
Noncurrent liabilities......................................      1,582      1,612      1,962
Shareholders' interest......................................      9,330      9,639      9,366
                                                                -------    -------    -------
Total liabilities and shareholders' interest................     11,540     12,335     12,378
                                                                =======    =======    =======

------------

(a) BP America Inc. is a wholly-owned subsidiary of BP Amoco p.l.c.; The Standard Oil Company is a wholly-owned subsidiary of BP America Inc.; and BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. are wholly-owned subsidiaries of The Standard Oil Company.

(b) Gross profit (loss) equals sales and other operating revenue less associated costs, which exclude distribution and administration expenses and exploration expense.

(c) During 1996, certain deferred tax liabilities provided in the financial statements of The Standard Oil Company and BP Pipelines (Alaska) Inc. were transferred to BP America Inc. As a result of this transfer, profit for 1996 for The Standard Oil Company and BP Pipelines (Alaska) Inc. includes a tax benefit of $157 million and $208 million, respectively.

(d) In August 1998, The Standard Oil Company completed the sale of its Lima, Ohio, refinery and related terminal facilities. The after-tax gain resulting from this sale amounts to $255 million, which includes the write-back of certain provisions no longer required.

(e) During 1997, as part of a restructuring of ownership interests among certain wholly owned subsidiaries of BP America Inc., the obligation for certain employee benefits provided in the financial statements of BP Exploration (Alaska) Inc. was transferred to The Standard Oil Company. As a result of this transfer, profit for 1997 for BP Exploration (Alaska) Inc. includes a credit of $223 million.

(f) During 1998, certain tax liabilities provided in the financial statements of BP America Inc. were transferred to The Standard Oil Company, BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. As a result of this transfer profit (loss) for 1998 for The Standard Oil Company, BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. includes a tax charge of $80 million, $22 million and $28 million, respectively.

                        BP AMOCO P.L.C. AND SUBSIDIARIES
                     SUPPLEMENTARY OIL AND GAS INFORMATION
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The following tables show estimates of the Group's net proved reserves of crude oil and natural gas at December 31, 1998, 1997 and 1996.

ESTIMATED NET PROVED RESERVES OF CRUDE OIL (a)

                                                 United   Rest of               Rest of
                                                Kingdom    Europe       USA       World     Total
                                                -------   -------   -------     -------   -------
                                                              (millions of barrels)
1998
SUBSIDIARY UNDERTAKINGS
At January 1
  Developed...................................      779       241     3,039         916     4,975
  Undeveloped.................................      744        46     1,210         637     2,637
                                                -------   -------   -------     -------   -------
                                                  1,523       287     4,249       1,553     7,612
                                                =======   =======   =======     =======   =======
Changes in year attributable to:
  Revisions of previous estimates.............      106        17       (90)        (76)      (43)
  Purchases of reserves-in-place..............        3        --        10           1        14
  Extensions, discoveries and other
     additions................................       38         4        57         222       321
  Improved recovery...........................       80         1        69          32       182
  Production..................................     (189)      (38)     (283)       (141)     (651)
  Sales of reserves-in-place..................      (33)       --       (51)        (47)     (131)
                                                -------   -------   -------     -------   -------
                                                      5       (16)     (288)         (9)     (308)
                                                =======   =======   =======     =======   =======
At December 31
  Developed...................................    1,258       220     2,982         858     5,318
  Undeveloped.................................      270        51       979         686     1,986
                                                -------   -------   -------     -------   -------
                                                  1,528       271     3,961(b)(c)   1,544   7,304
                                                =======   =======   =======     =======   =======
ASSOCIATED UNDERTAKINGS
BP Amoco share
At January 1...........................................................................     1,110
  Purchases of reserves-in-place.......................................................        90
  Production...........................................................................       (72)
                                                                                          -------
At December 31.........................................................................     1,128
                                                                                          =======
TOTAL GROUP AND BP AMOCO SHARE OF ASSOCIATED UNDERTAKINGS..............................     8,432
                                                                                          =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ESTIMATED NET PROVED RESERVES OF CRUDE OIL (a) (CONTINUED)

                                            United   Rest of                Rest of
                                           Kingdom    Europe       USA        World     Total
                                           -------   -------   -------      -------   -------
                                                         (millions of barrels)
1997
SUBSIDIARY UNDERTAKINGS
At January 1
  Developed..............................      655       198     2,933          911     4,697
  Undeveloped............................      924        49       924          731     2,628
                                           -------   -------   -------      -------   -------
                                             1,579       247     3,857        1,642     7,325
                                           =======   =======   =======      =======   =======
Changes in year attributable to:
  Revisions of previous estimates........       33        13       139           50       235
  Purchases of reserves-in-place.........        9        67       364           48       488
  Extensions, discoveries and other
     additions...........................       88        28       338          144       598
  Improved recovery......................       35         1        66           34       136
  Production.............................     (160)      (42)     (302)        (140)     (644)
  Sales of reserves-in-place.............      (61)      (27)     (213)        (225)     (526)
                                           -------   -------   -------      -------   -------
                                               (56)       40       392          (89)      287
                                           =======   =======   =======      =======   =======
At December 31
  Developed..............................      779       241     3,039          916     4,975
  Undeveloped............................      744        46     1,210          637     2,637
                                           -------   -------   -------      -------   -------
                                             1,523       287     4,249(b)(c)   1,553    7,612
                                           =======   =======   =======      =======   =======

ASSOCIATED UNDERTAKINGS
BP Amoco share
At January 1................................................      984
  Net revisions and other changes...........................     (23)
  Purchases of reserves-in-place............................      194
  Production................................................     (45)
                                                                -----
At December 31..............................................    1,110 (d)
                                                                =====
TOTAL GROUP AND BP AMOCO SHARE OF ASSOCIATED UNDERTAKINGS...    8,722
                                                                =====

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ESTIMATED NET PROVED RESERVES OF CRUDE OIL (a) (CONCLUDED)

                                            United    Rest of               Rest of
                                           Kingdom     Europe        USA      World      Total
                                           -------    -------    -------    -------    -------
                                                          (millions of barrels)
1996
SUBSIDIARY UNDERTAKINGS
At January 1
  Developed............................        574        189      2,998        857      4,618
  Undeveloped..........................        971         55        841        502      2,369
                                           -------    -------    -------    -------    -------
                                             1,545        244      3,839      1,359      6,987
                                           =======    =======    =======    =======    =======
Changes in year attributable to:
  Revisions of previous estimates......        (58)        13         27         23          5
  Purchases of reserves-in-place.......          3         16         16         --         35
  Extensions, discoveries and other
     additions.........................        176          1        224        412        813
  Improved recovery....................        105          3         62         39        209
  Production...........................       (167)       (30)      (298)      (142)      (637)
  Sales of reserves-in-place...........        (25)        --        (13)       (49)       (87)
                                           -------    -------    -------    -------    -------
                                                34          3         18        283        338
                                           =======    =======    =======    =======    =======
At December 31
  Developed............................        655        198      2,933        911      4,697
  Undeveloped..........................        924         49        924        731      2,628
                                           -------    -------    -------    -------    -------
                                             1,579        247      3,857(b)   1,642      7,325
                                           =======    =======    =======    =======    =======
ASSOCIATED UNDERTAKINGS
BP Amoco share
At January 1.......................................................................      1,027
  Net revisions and other changes..................................................         (1)
  Production.......................................................................        (42)
                                                                                       -------
At December 31.....................................................................        984
                                                                                       =======
TOTAL GROUP AND BP AMOCO SHARE OF ASSOCIATED UNDERTAKINGS..........................      8,309
                                                                                       =======

------------

(a) Crude oil includes natural gas liquids and condensate. Net proved reserves of crude oil exclude production royalties due to others.

(b) Proved reserves in the Prudhoe Bay field in Alaska include an estimated nil barrels (65 million barrels at December 31, 1997 and 111 million barrels at December 31, 1996) upon which a net profits royalty will be payable over the life of the field under the terms of the BP Prudhoe Bay Royalty Trust.

(c) Minority interest in Altura Energy included 280 million barrels of crude oil (334 million oil barrels at December 31, 1997).

ASSOCIATED UNDERTAKINGS

(d) Excludes reserves in Sidanco and Rusia.

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ESTIMATED NET PROVED RESERVES OF NATURAL GAS (a)

                                                  United   Rest of              Rest of
                                                 Kingdom    Europe       USA      World     Total
                                                 -------   -------   -------    -------   -------
                                                             (billions of cubic feet)
1998
At January 1
  Developed....................................    3,161       372    10,284      5,612    19,429
  Undeveloped..................................    1,868        50     1,819      7,208    10,945
                                                 -------   -------   -------    -------   -------
                                                   5,029       422    12,103     12,820    30,374
                                                 =======   =======   =======    =======   =======
Changes in year attributable to:
  Revisions of previous estimates..............      (16)       --       161       (148)       (3)
  Purchases of reserves-in-place...............       --        --       104         37       141
  Extensions, discoveries and other
     additions.................................      129        11       176      4,439     4,755
  Improved recovery............................       25        --       277         47       349
  Production...................................     (460)      (71)     (897)(b)    (665)  (2,093)
  Sales of reserves-in-place...................      (64)       --      (629)    (1,829)   (2,522)
                                                 -------   -------   -------    -------   -------
                                                    (386)      (60)     (808)     1,881       627
                                                 =======   =======   =======    =======   =======
At December 31
  Developed....................................    3,536       324     9,637      6,054    19,551
  Undeveloped..................................    1,107        38     1,658      8,647    11,450
                                                 -------   -------   -------    -------   -------
                                                   4,643       362    11,295(c)  14,701    31,001
                                                 =======   =======   =======    =======   =======

ASSOCIATED UNDERTAKINGS
BP Amoco share
At January 1................................................      1,748
  Net revisions and other changes...........................         47
  Purchases of reserves-in-place............................         52
  Production................................................        (81)
                                                                -------
At December 31..............................................      1,766
                                                                =======
TOTAL GROUP AND BP AMOCO SHARE OF ASSOCIATED UNDERTAKINGS...     32,767
                                                                =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ESTIMATED NET PROVED RESERVES OF NATURAL GAS (a) (CONTINUED)

                                            United    Rest of               Rest of
                                           Kingdom     Europe        USA      World      Total
                                           -------    -------    -------    -------    -------
                                                        (billions of cubic feet)
1997
At January 1
  Developed............................      3,085        402     11,722      5,508     20,717
  Undeveloped..........................      2,204         76      1,617      5,735      9,632
                                           -------    -------    -------    -------    -------
                                             5,289        478     13,339     11,243     30,349
                                           =======    =======    =======    =======    =======
Changes in year attributable to:
  Revisions of previous estimates......         94         --       (227)       992        859
  Purchases of reserves-in-place.......        196         13        283      1,007      1,499
  Extensions, discoveries and other
     additions.........................        122        289      1,035      1,221      2,667
  Improved recovery....................         10          1         99        200        310
  Production...........................       (519)       (70)      (950)(b)    (629)   (2,168)
  Sales of reserves-in-place...........       (163)      (289)    (1,476)    (1,214)    (3,142)
                                           -------    -------    -------    -------    -------
                                              (260)       (56)    (1,236)     1,577         25
                                           =======    =======    =======    =======    =======
At December 31
  Developed............................      3,161        372     10,284      5,612     19,429
  Undeveloped..........................      1,868         50      1,819      7,208     10,945
                                           -------    -------    -------    -------    -------
                                             5,029        422     12,103(c)  12,820     30,374
                                           =======    =======    =======    =======    =======

ASSOCIATED UNDERTAKINGS
BP Amoco share
At January 1................................................         --
  Net revisions and other changes...........................         54
  Purchases of reserves-in-place............................      1,723
  Production................................................        (29)
                                                                -------
At December 31..............................................      1,748(d)
                                                                =======
TOTAL GROUP AND BP AMOCO SHARE OF ASSOCIATED UNDERTAKINGS...     32,122
                                                                =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ESTIMATED NET PROVED RESERVES OF NATURAL GAS (a) (CONCLUDED)

                                            United    Rest of               Rest of
                                           Kingdom     Europe        USA      World      Total
                                           -------    -------    -------    -------    -------
                                                        (billions of cubic feet)
1996
At January 1
  Developed............................      3,179        418     12,893      5,543     22,033
  Undeveloped..........................      2,595         92      1,411      3,403      7,501
                                           -------    -------    -------    -------    -------
                                             5,774        510     14,304      8,946     29,534
                                           =======    =======    =======    =======    =======
Changes in year attributable to:
  Revisions of previous estimates......        (79)        18       (791)        22       (830)
  Purchases of reserves-in-place.......         --          6        300         21        327
  Extensions, discoveries and other
     additions.........................         61          3        490      3,160      3,714
  Improved recovery....................         23          4        253         12        292
  Production...........................       (490)       (63)    (1,030)(b)    (639)   (2,222)
  Sales of reserves-in-place...........         --         --       (187)      (279)      (466)
                                           -------    -------    -------    -------    -------
                                              (485)       (32)      (965)     2,297        815
                                           =======    =======    =======    =======    =======
At December 31
  Developed............................      3,085        402     11,722      5,508     20,717
  Undeveloped..........................      2,204         76      1,617      5,735      9,632
                                           -------    -------    -------    -------    -------
                                             5,289        478     13,339     11,243     30,349
                                           =======    =======    =======    =======    =======

---------------

(a) Net proved reserves of natural gas exclude production royalties due to others.

(b) Includes 79 billion cubic feet of natural gas consumed in Alaskan operations (1997 81 billion cubic feet and 1996 83 billion cubic feet).

(c) Minority interest in Altura Energy included 117 billion cubic feet of natural gas (161 billion cubic feet at December 31, 1997).

(d)  Excludes reserves in Sidanco and Rusia.

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED OIL AND GAS RESERVES

     The following tables set out the standardized measures of discounted future net cash flows, and changes therein, relating to crude oil and natural gas production from the Group's estimated proved reserves. This information is prepared in compliance with the requirements of FASB Statement of Financial Accounting Standards No. 69 -- 'Disclosures about Oil and Gas Producing Activities'.

     Future net cash flows have been prepared on the basis of certain assumptions which may or may not be realized. These include the timing of future production, the estimation of crude oil and natural gas reserves and the application of year end crude oil and natural gas prices and exchange rates. Furthermore, both reserve estimates and production forecasts are subject to revision as further technical information becomes available and economic conditions change. BP Amoco cautions against relying on the information presented because of the highly arbitrary nature of assumptions on which it is based and its lack of comparability with the historical cost information presented in the financial statements.

                                           United     Rest of               Rest of
                                           Kingdom    Europe       USA       World      Total
                                           -------    -------    -------    -------    -------
                                                               ($ million)
AT DECEMBER 31, 1998
Future cash inflows (a)................     27,100      3,700     44,800     36,500    112,100
Future production and development costs
  (b)..................................     18,700      2,200     27,500     14,300     62,700
Future taxation (c)....................      2,000        800      3,100      9,900     15,800
                                           -------    -------    -------    -------    -------
Future net cash flows..................      6,400        700     14,200     12,300     33,600
10% annual discount (d)................      1,300        100      7,000      6,600     15,000
                                           -------    -------    -------    -------    -------
Standardized measure of discounted
  future net cash flows................      5,100        600      7,200      5,700     18,600
                                           =======    =======    =======    =======    =======
AT DECEMBER 31, 1997
Future cash inflows (a)................     38,400      6,000     86,200     48,600    179,200
Future production and development costs
  (b)..................................     20,300      2,300     35,600     18,400     76,600
Future taxation (c)....................      4,700      2,300     15,500     12,600     35,100
                                           -------    -------    -------    -------    -------
Future net cash flows..................     13,400      1,400     35,100     17,600     67,500
10% annual discount (d)................      4,300        400     19,100      8,700     32,500
                                           -------    -------    -------    -------    -------
Standardized measure of discounted
  future net cash flows................      9,100      1,000     16,000      8,900     35,000
                                           =======    =======    =======    =======    =======
AT DECEMBER 31, 1996
Future cash inflows (a)................     51,400      9,600    124,000     56,000    241,000
Future production and development costs
  (b)..................................     24,000      2,700     33,800     17,000     77,500
Future taxation (c)....................      8,800      3,600     30,000     15,000     57,400
                                           -------    -------    -------    -------    -------
Future net cash flows..................     18,600      3,300     60,200     24,000    106,100
10% annual discount (d)................      6,200      1,300     32,500     11,400     51,400
                                           -------    -------    -------    -------    -------
Standardized measure of discounted
  future net cash flows................     12,400      2,000     27,700     12,600     54,700
                                           =======    =======    =======    =======    =======

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED OIL AND GAS RESERVES (CONCLUDED)
     The following are the principal sources of change in the standardized measure of discounted future net cash flows during the years ended December 31, 1998, 1997 and 1996:

                                                                  Years ended December 31,
                                                                -----------------------------
                                                                   1998       1997       1996
                                                                -------    -------    -------
                                                                         ($ million)
Sales and transfers of oil and natural gas produced, net of
  production costs..........................................     (6,500)   (10,400)   (11,400)
Development costs incurred during the year..................      4,700      5,100      4,600
Extensions, discoveries and improved recovery, less related
  costs.....................................................      3,200      4,000      9,200
Net changes in prices and production costs (e)..............    (30,900)   (34,300)    25,800
Revisions of previous reserve estimates.....................         --      1,000        400
Net change in taxation......................................     10,800     14,000    (10,400)
Future development costs....................................     (1,000)    (3,000)    (2,300)
Net change in purchase and sales of reserves-in-place.......       (200)    (1,000)      (200)
Addition of 10% annual discount.............................      3,500      5,400      3,200
Other.......................................................         --       (500)     1,900
                                                                -------    -------    -------
Total change in the standardized measure during the year....    (16,400)   (19,700)    20,800
                                                                =======    =======    =======

------------

(a) Future cash inflows are computed by applying year-end oil and natural gas prices and exchange rates to future annual production levels estimated by the Group's petroleum engineers.

(b) Production costs (which include petroleum revenue tax in the UK) and development costs relating to future production of proved reserves are based on year-end cost levels and assume continuation of existing economic conditions. Future decommissioning costs are included.

(c)  Taxation is computed using appropriate year-end income tax rates.

(d) Future net cash flows from oil and natural gas production are discounted at 10% regardless of the Group assessment of the risk associated with its producing activities.

(e) Net changes in prices and production costs includes the effect of exchange movements.

ASSOCIATED UNDERTAKINGS

     In addition, at December 31, 1998 the Group's share of the standardized measure of discounted future net cash flows of associated undertakings amounted to nil ($830 million at December 31, 1997 and $560 million at December 31, 1996).

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OPERATIONAL AND STATISTICAL INFORMATION

     The following tables present operational and statistical information related to production, drilling, productive wells and acreage.

PRODUCED FROM OWN RESERVES

     The following table shows crude oil and natural gas production from the Group's own reserves for the years indicated:

                                           United     Rest of               Rest of
                                           Kingdom    Europe       USA       World     Total (d)
                                           -------    -------    -------    -------    ---------
                                                        (thousand barrels per day)
PRODUCTION FOR THE YEAR (a)
Crude oil (b)
1998...................................        518        105        841        585       2,049
1997...................................        437        115        869        509       1,930
1996...................................        458         80        859        506       1,903

                                           United     Rest of               Rest of
                                           Kingdom    Europe       USA       World     Total (e)
                                           -------    -------    -------    -------    ---------
                                                       (million cubic feet per day)
Natural gas (c)
1998...................................      1,258        200      2,401      1,949       5,808
1997...................................      1,423        195      2,513      1,727       5,858
1996...................................      1,335        173      2,650      1,759       5,917

------------

(a) All volumes are net of royalty.

(b) Crude oil includes natural gas liquid and condensate.

(c) Natural gas production excludes gas consumed in operations.

(d) Includes amounts produced for the Group by associated undertakings of 208,000 b/d in 1998 (1997, 172,000 b/d and 1996, 164,000 b/d).

(e) Includes amounts produced for the Group by associated undertakings of 221 mmcf/d in 1998 (1997, 113 mmcf/d 1996, nil).

                        BP AMOCO P.L.C. AND SUBSIDIARIES
              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONTINUED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PRODUCTIVE OIL AND NATURAL GAS WELLS AND ACREAGE

     The following tables show the number of gross and net productive oil and natural gas wells and total gross and net developed and undeveloped oil and natural gas acreage in which the Group and its associated undertakings had interests as of December 31, 1998. A 'gross' well or acre is one in which a whole or fractional working interest is owned, while the number of 'net' wells or acres is the sum of the whole or fractional working interests in gross wells or acres. Productive wells are producing wells and wells capable of production. Developed acreage is the acreage within the boundary of a field, on which development wells have been drilled, which could produce the reserves; while undeveloped acres are those on which wells have not been drilled or completed to a point that would permit the production of commercial quantities, whether or not such acres contain proved reserves.

NUMBER OF PRODUCTIVE OIL AND NATURAL GAS WELLS

                                          United     Rest of               Rest of
                                          Kingdom    Europe       USA       World      Total
                                          -------    -------    -------    -------    --------
AT DECEMBER 31, 1998
Oil wells (a)  -- gross...............        520         91     23,726     15,910      40,247
                -- net................      224.9       32.9    9,542.3    5,067.6    14,867.7
Gas wells (b) -- gross................        409         41     14,458      2,262      17,170
               -- net.................      184.8       14.2    7,690.8    1,417.2     9,307.0

------------

(a) Includes approximately 1,174 gross (319.3 net) multiple completion wells (more than one formation producing into the same well bore).

(b) Includes 1,419 gross (702.3 net) multiple completion wells.

(c) If one of the multiple completions in a well is an oil completion, the well is classified as an oil well.

OIL AND NATURAL GAS ACREAGE

                                           United     Rest of               Rest of
                                           Kingdom    Europe       USA       World      Total
                                           -------    -------    -------    -------    -------
                                                          (thousands of acres)
AT DECEMBER 31, 1998
Developed
  -- gross.............................      1,133         71     11,682      9,298     22,184
  -- net...............................        433         24      3,865      3,302      7,624
Undeveloped (a)
  -- gross.............................      5,767      3,335     10,440    171,834    191,376
  -- net...............................      2,554        993      5,216     75,147     83,910

------------

(a) Undeveloped acreage includes leases and concessions.

                        BP AMOCO P.L.C. AND SUBSIDIARIES

              SUPPLEMENTARY OIL AND GAS INFORMATION -- (CONCLUDED)
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NET OIL AND NATURAL GAS WELLS COMPLETED OR ABANDONED

     The following table shows the number of net productive and dry exploratory and development oil and natural gas wells completed or abandoned in the years indicated by the Group and its associated undertakings. Productive wells include wells in which hydrocarbons were encountered and the drilling or completion of which, in the case of exploratory wells, has been suspended pending further drilling or evaluation. A dry well is one found to be incapable of producing hydrocarbons in sufficient quantities to justify completion.

                                           United     Rest of               Rest of
                                           Kingdom    Europe     USA         World      Total
                                           -------    -------    -------    -------    -------
1998
Exploratory
  -- productive........................        2.3        3.6       18.9       32.1       56.9
  -- dry...............................        2.1        2.1       12.1       22.4       38.7
Development
  -- productive........................       32.2        1.4      424.4      261.5      719.5
  -- dry...............................        1.1         --       16.7       30.6       48.4
1997
Exploratory
  -- productive........................        2.8        2.5       27.2       42.4       74.9
  -- dry...............................        5.4       11.5       15.0       13.4       45.3
Development
  -- productive........................       32.5        4.7      258.8      282.1      578.1
  -- dry...............................        1.2         --       14.7       23.2       39.1
1996
Exploratory
  -- productive........................        6.0        8.7       59.2       69.0      142.9
  -- dry...............................        5.9        4.9       82.6       28.2      121.6
Development
  -- productive........................       40.6        4.8      338.1      314.1      697.6
  -- dry...............................        3.1        0.3       33.0       28.2       64.6

DRILLING AND PRODUCTION ACTIVITIES IN PROGRESS

     The following table shows the number of exploratory and development oil and natural gas wells in the process of being drilled by the Group and its associated undertakings as of December 31, 1998. Suspended development wells and long-term suspended exploratory wells are also included in the table.

                                           United     Rest of               Rest of
                                           Kingdom    Europe       USA       World      Total
                                           -------    -------    -------    -------    -------
AT DECEMBER 31, 1998
Exploratory
  -- gross.............................          5          8         42         99        154
  -- net...............................        1.7        2.6       24.4       30.9       59.6
Development
  -- gross.............................         33          1        216         93        343
  -- net...............................       15.2        0.3       89.8       41.2      146.5

                                                                     SCHEDULE II

                        BP AMOCO P.L.C. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                          Additions
                                                  --------------------------
                                                  Charged to      Charged to
                                    Balance at     costs and           other    Transfers/      Balance at
                                    January 1,      expenses    accounts (a)    Deductions    December 31,
                                    ----------    ----------    ------------    ----------    ------------
                                                                 ($ million)
1998
Fixed assets -- Investments
  (b)...........................            25           200             --              5             230
                                    ==========    ==========     ==========     ==========    ============
Doubtful debts (b)..............           130            35            (22)           (17)            126
                                    ==========    ==========     ==========     ==========    ============
Decommissioning provisions......         2,886           130             96            (31)          3,081
                                    ==========    ==========     ==========     ==========    ============
1997
Fixed assets -- Investments
  (b)...........................            34            --             (1)            (8)             25
                                    ==========    ==========     ==========     ==========    ============
Doubtful debts (b)..............           159            45             (6)           (68)            130
                                    ==========    ==========     ==========     ==========    ============
Decommissioning provisions......         2,857            57             57            (85)          2,886
                                    ==========    ==========     ==========     ==========    ============
1996
Fixed assets -- Investments
  (b)...........................            34            --              2             (2)             34
                                    ==========    ==========     ==========     ==========    ============
Doubtful debts (b)..............           155            37             (2)           (31)            159
                                    ==========    ==========     ==========     ==========    ============
Decommissioning provisions......         2,803            60            154           (160)          2,857
                                    ==========    ==========     ==========     ==========    ============

------------

(a)  Principally currency translations.

(b) Deducted in the balance sheet from the assets to which they apply.

                        (LOGO) Printed in London U40594

                                                                       EXHIBIT 1

                        BP AMOCO P.L.C. AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                  (UNAUDITED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                Year ended
                                                              December 31,
                                                                      1998
                                                              ------------
                                                                ($ million
                                                                    except
                                                                   ratios)
Profit before taxation......................................         4,807
BP Amoco's share of income in excess of dividends from joint
  ventures and associated undertakings......................          (136)
Capitalized interest........................................          (119)
                                                              ------------
Profit as adjusted..........................................         4,552
                                                              ============
Fixed charges
  Interest net of interest expense of joint ventures and
     associated undertakings and unwinding of discount......           891
  Rental expense representative of interest.................           369
  Capitalized interest......................................           119
                                                              ------------
                                                                     1,379
                                                              ============
Total adjusted earnings available for payment of fixed
  charges...................................................         5,931
                                                              ============
Ratio of earnings to fixed charges..........................          4.30
                                                              ============
Total adjusted earnings available for payment of fixed
  charges, after taking account of adjustments to profit
  before taxation to accord with US GAAP....................         5,605
                                                              ============
Ratio of earnings to fixed charges with adjustments to
  accord with US GAAP.......................................          4.06
                                                              ============

                                       E-1